DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台 和 商 事 控 股 有 限 公 司

(Stock Code 股份代號: 1037)



年報
Annual Report

2008-09

董事
劉得還(*總裁*)
陳婉薇(*副總裁*)
尹楚輝
麥漢佳
畢滌凡*
蔡毓藩*
廖毅榮*
* *獨立非執行董事*

公司秘書
文惠存

主要往來銀行
香港上海滙豐銀行有限公司
中信嘉華銀行
渣打銀行(香港)有限公司
中國銀行(香港)有限公司

核數師
羅兵咸永道會計師事務所
香港執業會計師

本公司之法律顧問
麥堅時律師行

百慕達法之法律顧問
Appleby Spurling Hunter

註冊辦事處
Canon's Court, 22 Victoria Street
Hamilton HM12, Bermuda

總辦事處及主要營業地點
香港九龍觀塘成業街16號
怡生工業中心G座11字樓

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
11 Rosebank Centre, Bermudiana Road
Hamilton, Bermuda

香港股份過戶登記處
卓佳雅柏勤有限公司
香港灣仔皇后大道東28號
金鐘匯中心26樓

美國證券託存收據處
The Bank of New York Company Inc.
101 Barclay Street, New York
N.Y. 10286 U.S.A.

股份代號-1037

DIRECTORS
LAU Tak Wan *(President)*
CHAN Yuen Mei, Pinky *(Vice-president)*
WAN Chor Fai
MAK Hon Kai, Stanly
Barry John BUTTIFANT*
Choi Yuk Fan*
Liu Ngai Wing*
* *independent non-executive directors*

COMPANY SECRETARY
MAN Wai Chuen

PRINCIPAL BANKERS
The Hong Kong and Shanghai Banking Corporation Limited
CITIC Ka Wah Bank Limited
Standard Chartered Bank (HK) Limited
Bank of China (Hong Kong) Limited

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants

LEGAL ADVISERS TO THE COMPANY
Baker & Mckenzie

LEGAL ADVISERS ON BERMUDA LAW
Appleby Spurling Hunter

REGISTERED OFFICE
Canon's Court, 22 Victoria Street
Hamilton HM12, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS
11th Floor, Block G, East Sun Industrial Centre
16 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong

PRINCIPAL REGISTRAR
Butterfield Fund Services (Bermuda) Limited
11 Rosebank Centre, Bermudiana Road
Hamilton, Bermuda

REGISTRAR IN HONG KONG
Tricor Abacus Limited
26/F., Tesbury Centre,
28 Queen's Road East, Wanchai, Hong Kong

ADR DEPOSITARY
The Bank of New York Company Inc.
101 Barclay Street, New York
N.Y. 10286 U.S.A.

STOCK CODE-1037

目錄 Contents


DAIWA

雁田廠區 *The Yan-tian Factory Site*

本人謹代表台和商事控股有限公司(本公司)及其附屬公司(統稱為本集團)向各股東提呈截至二零零九年三月三十一日止年度全年業績。

本人藉此感謝各員工對本集團之貢獻,使本集團在環球金融海嘯衝擊中,平穩渡過前所未有的艱難營商環境。

On behalf of the Board of Directors, I would like to present to shareholders the annual results of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 March 2009.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through an unprecedented tough business environment amid the global financial tsunami.

業績及股息

截至二零零九年三月三十一日止年度,本集團營業額錄得十五億四千二百萬港元(二零零八年:十九億一千一百萬港元),比去年財政年度減少百分之十九;毛利額錄得一億四千三百五十萬港元(二零零八年:一億八千九百九十萬港元),比去年財政年度減少百分之二十五。本年度業績之倒退主要來自集團附屬公司的部份股權於二零零八年二月出售。由於集團出售一家附屬公司的部分股權,引致此公司由附屬公司變更為聯營公司,該公司的營業額因而不再包含在本集團綜合財務報表內。但如撇除此因素,本期集團之營業額及毛利額分別減少百分之三及百分之十三(二零零八年同期經調整後營業額為十五億八千六百萬港元;同期經調整後毛利額為一億六千三百九十萬港元)。



河源工業基地的工廠大廈
Factory Building in Heyuan Site

RESULTS AND DIVIDEND

Turnover was reported as HK$1,542 million (2008: HK$1,911 million) for the year ended 31 March 2009, which indicates a drop of 19% from last financial year. Gross profit dropped by 25% to HK$143.5 million (2008: HK$189.9 million). The decline is mainly caused by the partial disposal of the Group's shareholding in a subsidiary in February 2008 resulting in ceasing the operation to be a subsidiary of the Group and becoming an associated company. The turnover attributable to this operation was no longer consolidated into the Group's financial statements. Excluding this effect, turnover dropped by 3% (2008 adjusted: HK$1,586 million) and gross profit dropped by 13% (2008 adjusted: HK$163.9 million) respectively.

截至二零零九年三月三十一日:

- 除利息、稅項、折舊及攤銷前經營溢利為三千五百二十萬港元(二零零八年:四千二百三十萬港元)。
- 本年度集團錄得經營溢利(除稅前溢利)一千七百三十萬港元(二零零八年:二千四百五十萬港元)。
- 每股基本盈利為2.34港仙(二零零八年:2.30港仙)。

For the year ended 31 March 2009:

- The earnings before interest, tax, depreciation and amortization (EBITDA) are HK$35.2 million (2008: HK$42.3 million).
- The operating profit (EBIT) of the Group is HK$17.3 million (2008: HK$24.5 million).
- The basic earnings per share is HK2.34 cents (2008: HK2.30 cents).

董事局建議向於二零零九年九月四日名列於本公司股東名冊之股東派發末期股息每股0.5港仙。如股東週年大會上獲股東通過,末期股息將於二零零九年九月二十九日派發。本年度,集團已宣佈及派發中期股息每普通股派0.3港仙。

The Board of Directors has recommended the payment of a final dividend of HK0.5 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 4 September, 2009. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 29 September, 2009. During the year, the Group announced and paid an interim dividend of HK0.3 cent per ordinary share.

流動資金及財務資源

於二零零九年三月三十一日，本集團之流動資產淨值達一億七千八百一十萬港元(二零零八年：一億八千九百一十萬港元)，而股東資本為三億八千四百一十萬港元(二零零八年：三億八千七百八十萬港元)。銀行貸款與融資租約承擔總額為一億九千五百八十萬港元，而淨資本負債比率(即借貸總額減去現金及現金等額後除以扣除少數股東權益後之股東資金)為0.19。年底現金及銀行結餘由去年一億零三百四十萬港元增加至一億二千四百六十萬港元。

於二零零九年三月三十一日，本集團所獲之總銀行信貸額約三億三千二百萬港元，而仍可動用之信貸額為一億港元。在同日融資租約承擔為一百一十萬港元(二零零八年：二百五十萬港元)。本公司提供信貸擔保予多間銀行促使該等銀行借貸予本集團之附屬公司。於二零零九年三月三十一日，公司已提供之信貸擔保總額為三億九千四百萬港元。

本集團之資產主要由股東資金、應付營業賬項、融資租約及銀行借貸組成。應付營業賬項需於一年內償還，銀行借貸包括一年內償還之商業貸款及還款期多於一年之銀行定期貸款。於年結日，銀行借貸總額較上年度減少了百分之十一。

借貸主要以港元為單位以減低匯兌風險。而集團之現金及現金等價物主要以港元、美元、加拿大元、人民幣為單位。本集團與銀行訂立外幣遠期合約以控制某些日常之外幣營業付款及外幣交易所帶來之滙兌風險。除外幣遠期合約以外，集團持續將常規之採購及銷售收支相互對應；配合這些方式，集團因而能控制及減低財務成本及匯兌風險。集團之主要貸款之利息支出均以浮動息率並跟隨香港銀行同業拆息率作計算基準。

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2009, the Group's net current assets amounted to HK$178.1 million (2008: HK$189.1 million) and the shareholders' funds were HK$384.1 million (2008: HK$387.8 million). The total bank loan and finance lease were HK$195.8 million and the net gearing ratio which is defined as total borrowings after netting off cash and cash equivalents, to shareholders' funds, excluding minority interests, is 0.19. The year-end cash and bank balances increased from HK$103.4 million to HK$124.6 million.



河源工業基地的宿舍群
Dormitories in Heyuan Site

At 31 March 2009, total available banking facilities of the Group were approximately HK$332 million, of which HK$100 million was unutilized. Finance lease obligations outstanding on the same date amounted to HK$1.1 million (2008: HK$2.5 million). The Company issued corporate guarantees to banks for granting of banking facilities to subsidiaries. At 31 March 2009, total amount of corporate guarantee committed was HK$394 million.

The Group's assets are mostly financed by shareholders' funds, trade payables, finance lease and bank borrowings. Trade payables are repayable within one year. Bank borrowings composed of trade financing repayable within one year and term loans repayable in instalments for more than one year. Total bank borrowings as at year end date were reduced by 11% when compared with last reported year.

The borrowings are mostly denominated in Hong Kong dollars to prevent currency risk. The Group's cash and cash equivalents are mainly denominated in Hong Kong dollars, US dollars, Canadian dollars and Renminbi. The Group has engaged in foreign currency forward contracts with banks to hedge certain daily foreign currency trade payments to control the conversion risk arising from foreign currency transactions. Other than forward contract, the Group continuously matches the payments and receipts of foreign currency arising from routine purchases and sales. Combining these methods, the Group is able to control and minimize the financial cost and exchange risk. Most of the Group's borrowings are interest bearing at floating rates which are in reference to the Hong Kong HIBOR rate.

為保留更充裕的財政資源，存貨水平由去年之二億三千八百六十萬港元減少至二億零五百三十萬港元，庫存平均流轉控制於六十天內。應收營業賬項及應付營業賬項亦跟隨營業額相應地減少。

本年度，集團亦於公開市場購回了586,000股普通股股份，回購價由每股0.24港元至0.45港元不等。

To reserve more financial resources, inventory level was decreased to HK$205.3 million from HK$238.6 million of last financial year. Average stock turnover is controlled to less than 60 stock turnover days. The trade receivables and payables decreased in line with the drop in turnover.

In the reported year, the Group repurchased 586,000 ordinary shares in the open market. The purchase prices ranged from HK$0.24 to HK$0.45 per share.

業務回顧及前景

BUSINESS REVIEW AND PROSPECT

本年度，除環球金融海嘯的影響外，集團生產成本亦因實施中國勞動合同法帶來的額外員工開支、原材料價格上漲及人民幣升值而不斷增加。管理層推出了一系列風險管理對策以應付上述負面因素所帶來的挑戰，包括控制庫存量、淘汰低毛利之業務、縮減資本性開支及收緊信貸。本年度的營業額因而下調。



帶無線網絡的多媒體機上盒
Multimedia Set-Top Box with WiFi

In this reported year, other than the global financial crisis, the cost of manufacturing kept increasing by complying to new labour policies of China, together with the sharp rise of raw material costs and the appreciation of Renminbi ("Rmb"), the Management had introduced a series of risk management strategies in the aspects of controlling inventory levels, eliminating low margin business, minimizing capital expenditures and tightening credit control policy to meet the challenges brought forward from the above adverse effects. Turnover for this reported period therefore had been scaled down.

儘管集團已採取較審慎的經營策略，值得鼓舞是經銷及製造電子元器件業務及電子專業合約生產服務(撇除因變更聯營公司的影響)仍錄得增長。

Notwithstanding we had been operating our business more prudently, it was encouraging to see that business in the Electronic Components Manufacturing/Distribution segment and EMS (Electronic Manufacturing Services) segment (excluding the effect of reclassification of associated company) recorded a fair growth.

集團於二零零八年二月出售一家揚聲器業務附屬公司的部分股權，至使集團整體營業額較上一個財政年度減少百分之十九至十五億四千二百萬港元(二零零八年：十九億一千一百萬港元)，而毛利亦減少了百分之二十五至一億四千三百五十萬港元(二零零八年：一億八千九百九十萬港元)。撇除該附屬公司變更的影響，調整後集團整體營業額實際下降百分之三(二零零八年經調整後：十五億八千六百萬港元)，而調整後集團整體毛利下降百分之十三(二零零八年經調整後：一億六千三百九十萬港元)。

Since the Group had disposed some shares of a subsidiary in loudspeaker business in February 2008, the effect made the consolidated turnover of the Group dropped by 19% to HK$1,542 million (2008: HK$1,911 million); and the gross profit of the Group was dropped by 25% to HK$143.5 million (2008: HK$189.9 million) when compared to last financial year. After this effect was netted, the adjusted turnover drop was 3% (2008 adjusted: HK$1,586 million) and the gross profit was dropped by 13% (2008 adjusted: HK$163.9 million).

本集團致力於以下主要業務：

The Group is engaged in the following major businesses, namely:

- 電子元器件 — 經銷及製造業務
- 電子專業合約生產服務(EMS)
- 電子消費產品生產業務；及
- 個人電腦產品經銷業務

- Electronic Components Distribution and Manufacturing;
- EMS (Contract Electronic Manufacturing Services);
- Consumer Electronics Manufacturing; and
- Personal Computer Distribution.

電子元器件 — 經銷及製造業務

本年度，縱使周邊不利的銷售環境，此分部之營業額比去年增長了百分之十四，達到九億一千一百九十萬港元(二零零八年：八億零六十萬港元)；而毛利亦錄得八千零七十萬港元(二零零八年：八千一百七十萬港元)，跟去年相若。

此分部之業務為從事多個著名品牌在香港及中國之分銷商，包括集團自家生產之電子元器件。主要客戶為香港及中國的廠商。產品包括二、三極管、集成電路、供電模組、MCU、MCP、中央處理器、記憶晶片及顯示屏等。此等元器件應用於手提電話、電子玩具、供電器、收音機、CD機、DVD機、電視、MP3/MP4及擴音機。此分部更提供MCU專業設計服務應用於空調機、MP3、電動單車、iPod底座及供電管理模組的主控方案等。

集團在此分部擁有超過25年的經驗。除了於香港有穩固的根基外，集團為少數具規模的特約經銷商中而在中國展開業務的先導公司。經歷二十多年之中國經營經驗，結合香港及中國之本地專才，集團在中國的主要城市建立了強健之銷售網絡和物流根基。深圳及上海銷售辦事處在競爭對手中成績卓越。為了能更深入佔據國內市場，集團進一步強化工程及研發部為客戶提供整體設計方案的能力。



輕巧的數碼無繩電話
Slim DECT Phone

Electronic Components — Distribution and Manufacturing

In the reported year, despite the adverse marketing environment, turnover of this segment rose to HK$911.9 million (2008: HK$800.6 million) representing a growth of 14% when compared with last financial year. Gross profit was HK$80.7 million, which was similar to that of last year (2008: HK$81.7 million).

Business in this segment is to act as authorized distributor of various renowned brand names including the Group's own manufactured electronic components. Major customers are manufacturers in Hong Kong and PRC. Products of this segment includes diodes, transistors, integrated circuits (IC), power modules, MCU, MCP, CPU, memory chips and display modules etc. Applications of these components are mobile phones, electronic toys, power supplies, radio, CD players, DVD players, TV, MP3/MP4 and amplifiers. This segment also provides professional design service for MCUs for solutions of air-conditioner, MP3, electrical bicycle, iPod dockings as well as power management modules.

The Group has more than 25 years of experience in this segment. Other than the solid base in Hong Kong, the Group is one of the biggest distributors pioneer to penetrate in the PRC market for more than 20 years. The Group has built up strong sales network and good logistic foundation in major PRC cities by the joint management between Hong Kong and local Chinese elites. The performance of Shenzhen and Shanghai sales office were outstanding among competitors. In order to explore further business opportunities, the Group had further strengthened the engineering capability in providing total solutions to customers.

集團持續擁有一系列著名電子元器件品牌之經銷權；包括東芝、松下、安森美(On-Semiconductor)、Freescale、Lite-on、阿諾德磁材(Arnold Magnetics)、Chino-Excel Technology Corp (CET)、Elan Microelectronics Corp、京瓷(Kyocera)、Diodes、羅姆(Rohm)、Silicon Laboratory、HTC、ON Bright、Magnetic Inc.,及CDIL。

The Group has maintained an array of authorized distributorships with renowned suppliers such as Toshiba, Panasonic, On-semiconductor, Freescale, Lite-on, Arnold Magnetic, Chino-Excel Technology Corp (CET), Elan Microelectronics Corp, Kyocera, Diodes, Rohm, Silicon Laboratory, HTC, ON Bright, Magnetic Inc., and CDIL.



帶iPod手提CD收音機
iPod Boombox

由於年內成功開拓手提電話方案的市場，新客户群足以抵消環球金融海嘯對此分部業務所帶來的衝擊。

As the result of successful penetration in the mobile phone solutions, the impetus withstood the negative effect of financial tsunami in this segment.

電子專業合約生產服務(EMS)

EMS (Contract Electronic Manufacturing Service)

集團從事生產手提電話發射站內通訊組件、有源天線、雷達部件、汽車電子組件及工業用產品底板組件等業務。集團為此業務設置高速新貼片技術(SMT)裝配生產線；並購置有充氮回流錫爐、自動精確印錫機、配合環保無鉛標準的器材及X光檢測儀等設備。

The Group engaged in the production of telecommunication modules in mobile phone base stations, active antennas, radar parts, electronic modules in automobiles as well as PCB assembly for industrial purpose products. The team was also equipped with new fast speed SMT production lines with nitrogen filled furnaces, precise screen solder paste application printer, Rohs standard identifying equipments as well as X-ray failure analyzer.

EMS分部之營業額為二億零三百八十萬港元(二零零八年：五億零八百八十萬港元)，較去年同期下降百分之六十，而毛利亦下調了百分之五十九至二千三百萬港元(二零零八年：五千五百八十萬港元)。

The EMS business so recorded reflected a turnover of HK$203.8 million (2008: HK$508.8 million), representing a decrease of 60%. The gross profit decreased by 59% to HK$23 million (2008: HK$55.8 million) when compared with last year.

面對金融危機，集團開始減少低利潤回報之投資，並減少對其之管理參與及資金之支持。在二零零八年二月，集團出售了一家位於日本生產揚聲器組件之附屬公司部份股權，令此公司由此從附屬公司變更為聯營公司。因此，所述公司賬目本年度不再包含於集團綜合財務報表中，而相應構成此分部營業額顯著減少的幅度。

Coping with the financial crisis, the Group started to consolidate the low profit making investments to reduce the Group's management involvement and funding. In February 2008, the Group had disposed part of its shareholding interest in a Japan subsidiary of loudspeaker manufacturing resulting in ceasing the operation to be a subsidiary of the Group and becoming an associated company. Accordingly, the said company was no longer consolidated in the Group's financial statements, giving rise to almost all the substantial reduction in turnover in this segment.

撇除上述之影響，集團核心EMS業務營業額增長了百分之十（二零零九年：一億七千九百六十萬港元；二零零八年：一億六千三百九十萬港元），惟勞工及原材料成本大幅上揚導致毛利按年下降百分之二十三（二零零九年：二千一百四十萬港元；二零零八年：二千七百八十萬港元）。

Excluding the above stated effect, turnover of the core EMS business grew by 10% (2009: HK$179.6 million; 2008: HK$163.9 million) but gross profit dropped by 23% (2009: HK$21.4 million; 2008: HK$27.8 million) due to severe rise of labour and raw material cost.

集團在工程技術開發、生產過程及品質控制各環節上，作出有效及持續投資，並已獲得國際知名客戶之賞識，集團已被認許作為生產移動通訊網站中的主要部件 — 寬頻信號混合器之少數生產商之一，客戶並且將原先給予其他生產對手的部份訂單轉移給本集團。有見此業務增長，集團已將一層廠房改建為無塵車間，增添產能以應付需求。

With effective and continuous engineering investments both in development, manufacturing process, and quality, the Group gained special recognition from core customers not only rewarded as one of the few manufacturers in Wide-Band Combiners, a very crucial part in mobile phone base stations, but also gained transferring business from competitors. In order to cope with the projected growth of business in this segment, a new production floor equipped with clean rooms were added.


建立移動通信地基站之重要部件
Key component for mobile network base-station

集團開始探討和客戶共同開發產品之可行性，相信此EMS之發展路向可使集團在眾競爭對手中脫穎而出。

The Group also started to explore the possibility of co-development of new products with customers. The Group believed that this direction of EMS production will bring the Group to be distinct among competitors.

電子消費產品生產業務

Consumer Electronics Manufacturing

集團對原材料價格及勞工成本的上揚抱審慎態度，並銳意減少低毛利產品，以免集團蒙受虧損風險。

The Group was cautious on the continuous escalating raw material cost and labour cost; eliminating low profit margin products and keeping the Group from the risk of losses.

於匯報年度，原產品設計及生產(OEM，ODM)電子消費產品製造業務之營業額為一億一千八百一十萬港元（二零零八年：一億二千零二十萬港元）；毛利錄得九百五十萬港元（二零零八年：九百三十萬港元）。此分部業績正好反映集團的謹慎經營策略，得以應付經濟危機，並維持與上年度相若的業績。

In the reported year, turnover of the OEM and ODM manufacturing of consumer electronics in the reporting year was HK$118.1 million (2008: HK$120.2 million) and gross profit of HK$9.5 million (2008: HK$9.3 million) and the result in this segment reflected the prudent management strategies kept the business from being affected by the economic crisis and maintained similar to the level in the previous year.

為加強集團在來年的競爭力，集團已開發以獨步及專業方案定位的新產品，例如互聯網收音機、iPod底座音響、附多連接介面多功能的小型音響及附特別功能的鬧鐘收音機，已吸引客戶垂詢。

To equip the Group to a better position in the coming years, new models which were developed with niche solutions and professional product identities such as internet radio, iPod docking music boom boxes, multi-interface mini-compo hi-fi as well as special feature clock-radios had brought good attentions from direct customers.

集團正增加對此分部的自動化生產，以減低勞工成本上升及緊絀勞工供應的負面影響。

The replacement of labour force by automatic machines also enable this segment be less dependent on the negative effects from labour cost and supply.

集團亦正從事通訊產品的開發研究，為集團帶來新產品機遇。經濟衰退有助集團從香港及韓國聘用足夠專業人材，新聘用的無繩電話及對講機方面的工程師及業務專才，可為集團在通訊業務方面奠下發展基礎。

The new setting up of R&D in telecommunications leads the Group into a new era of products. Thanks to the bi-product of economic depression that enabled the Group to recruit adequate professional personnel from Hong Kong and Korea. The newly recruited engineers and marketing experts in DECT Cordless Phone and Two Way Radio had paved the way of the Group's success in the field of telecommunications.

為更加優化集團在生產消費電子產品上的競爭力，集團成功地開設了工模部。同時，集團安裝多台新塑膠注塑機和無塵房絲印噴油設備，以提升集團在生產範疇上的優勢。

To further enhance the capability in consumer electronics, the Group had established successfully tooling and mould division. The setting up of new plastic injection machines with silk screening printing and clean-room paint-spraying workshop can further upgrade the Group in a better position with good competitive edge.

個人電腦產品經銷業務

個人電腦產品業務營業額達三億零八百三十萬港元（二零零八年：四億八千一百四十萬港元），與去年同期比較減少百分之三十六，而毛利亦減少百分之三十至三千零三十萬港元（二零零八年：四千三百萬港元）。此業務下調主要由於北美經濟衰退及全球性個人電腦產品降價。當本集團將以加拿大元記帳的個人電腦產品業務營業額加入集團綜合財務報表時，加拿大元貶值亦構成了營業額下調部份的三份之一。


CB
MULTISTANDARD
TX
RX
AM
FM
CH9
CH19
SQUELCH
VOLUME
OFF

民用無線電通訊機
CB Radio

Personal Computer Distribution

Turnover of this segment was HK$308.3 million (2008: HK$481.4 million) which represented a decrease of 36% in the reported year. Gross profit also decreased by 30% to HK$30.3 million (2008: HK$43 million). The decrease in turnover in this segment was mainly as a result of the economic decline in the North America and the global price reduction of personal computer products. However, the depreciation of Canadian dollar accounted for about one-third of the drop when turnover was translated from Canadian dollar into Hong Kong dollar in the consolidated financial statements.

此分部之產品主要包括集團在北美州之個人電腦經銷業務。產品包括主機版、顯示卡、硬盆視像儲存、光學存儲器、電腦機箱、供電器、軟件記憶模組、桌面及手提電腦、網路型筆記本電腦、電腦配件等。

Business in this segment mainly comes from the distribution of personal computer products in North America. Products in this segment are motherboards, display cards, hard disk drives, optical storage device, computer cases, power supply, software memory modules, desk-top computer, notebook, netbook computers and computer accessories.

為抵銷此業務的滯後，加拿大台和公司成功開展記憶裝置的生意。配合微軟公司在軟件分銷方面的支持，金融海嘯的衝擊亦將會緩和。

To compensate the slow business in this segment, Canada office had successful launched into the market of memory devices. Together with the support from Microsoft in distribution of software, the impact of finance tsunami would be lessened.

業務前景

近期金融海嘯使金融市場以致全球經濟帶來不利連鎖反應。集團吸收過去面對挑戰之經驗，於應收營業賬項、庫存及流動資金方面，已作出較嚴格及謹慎的管理。集團亦已妥善計劃減低各營運分部的佔用資金，並確保維持良好現金狀況。

金融海嘯令廠商汰弱留強。過去數月，多家為競爭對手的廠商已倒閉，訂單數量因而更集中。雖然經濟衰退尚未復元，惟本集團的EMS、OEM及ODM製造業務的生產訂單及客戶諮詢卻額外頻繁。

集團已開始於國內批發市場推廣消費音響產品。作為新開始，本集團已夥拍國內一家著名的消費電子品牌共同開發業務，生產寬頻無線網絡(Wi-Fi)視聽產品。

消費音響電子業務的其他訂單利潤亦有顯著改善，此分部的大多數新型號產品都獲得直接客戶(毋須透過中間出口商)之認同，管理層相信來年此分部的表現將更為出色。

於通訊產品業務方面，經過前期的開發投資，第一批訂單已落實；並已於新財政年度第一季開始付運。集團已按照客戶要求，將一層廠房裝修及添置設備，以應付此分部更多的訂單。管理層深信此新分部的貢獻將為集團帶來新的一頁。

剛剛於報告期後，EMS部份亦有令人欣喜的消息；除了客戶將原先給其他生產對手的部份訂單轉移給本集團外，新客戶諮詢亦大幅增加。一家美國的新客戶亦剛將其全部工廠設備從上海搬到集團位於河源的廠房，並且開始試產及進行品質認証。集團有信心此分部的營業額於來年有雙位數字的增長。

FUTURE PROSPECT

The recent financial tsunami has caused an adverse ripple effect across the financial markets and the global economy. Drawing experience in dealing with challenges in the past, the Group has exercised extra prudence on managing its trade receivables, inventory and liquidity. Tied up funding across the operation level of the Group has been well planned and secured the Group in a good cash flow position.

Financial tsunami has forced a survival game among factories. Numbers of competitor factories closed down in the recent months and the number of orders have been concentrated. Although the economic recession has not yet been recovered, job orders and business enquiries for EMS, OEM and ODM manufacturing services to the Group was extraordinarily busy.

The Group has already started to launch Consumer Audio products to the wholesales market in PRC. As a starting point to kick-off, the Group has already gained a co-development project with one of the PRC's renowned consumer electronics brand to produce a broadband Wi-Fi audio and visual product.

The other orders confirmed in Consumer Audio Electronics have significant profit improvement. Most of the new models in these segment gains good recognitions from direct customers without going through middle exporters and the Management believes that the performance in this sector will be more positive in the coming financial year.

In telecommunication product segment, after the spear-headed investment in this development, initial orders have already been confirmed and shipments have started from the first quarter of the coming financial year. Under the request from customers, the Group has already finished the renovation of a whole floor of workshop and fully equipped to cater for the upcoming orders of this segment. The Management strongly believes that the contribution from this new segment would bring the Group to a new page.

In the segment of EMS, just right after the reported period, it is delighted that other than those increased orders transfer from competitors of existing customers, enquiries from new customers are frequent. The Group has just finished moving a whole factory equipment of a new USA customer from Shanghai to the Group's Heyuan factory site and is now conducting pre-production and qualification process. The Group has confidence to have double digit growth of turnover in the coming financial year.

電子元器件經銷業務方面，經過多年致力於手提電話及影音應用方案的開發後，集團從新客戶訂單取得豐盛的回報。同時，集團已開始與一些國際知名的廠商商議新代理權，預期來年將獲得數條新產品線。

In segment of the distribution of electronic components, after the efforts in development in the solution of mobile phone and audio-visual applications in previous year, the Group has gained fruitful returns from new customers. At the same time, the Group has already started to negotiate with new distribution line from renowned overseas manufacturers and will intake a few supply lines in the coming financial year.

近期中國政府提出多項給予台灣廠商於福建省設立生產基地的優惠政策，因此集團亦將於下一季度在廈門設立新銷售辦事處。為了提高經銷業務的網絡，集團將找尋更多商機，不排除收購業務作為增長動力。管理層相信來年此分部業務將有雙位數字的增長。

As the PRC starts to grant more incentives to encourage Taiwanese factories in Fu Jian province, the Group will also set up a new sales office in Amoy (Xiamen) in the coming quarter. To enhance the penetration and network in distribution, the Group is looking for opportunities to acquire proper operations in the industry as impetus of growth. The Management believes that the business in this segment in the coming year will have a double digit growth.

總結來說，管理層深信本集團整體業務在來年應較為樂觀。

As a summary, the Management strongly believes that the coming financial year will be a positive year for the overall business.

員工

Employees

於二零零九年三月三十一日，本集團共聘用約三千五百名僱員(二零零八年三月三十一日：六千名僱員；二零零八年九月三十日：四千五百名僱員)分佈於香港、加拿大及國內。僱員數目陸續遞減，主要透過將生產線自動化而達致。

At 31 March 2009, the Group employed a total of approximately 3,500 employees (31 March 2008: 6,000 employees; 30 September 2008: 4,500 employees) located in Hong Kong, Canada and PRC. The gradual reduction in labour force was enabled mainly by automation of production lines.

集團之薪酬政策乃根據市場趨勢及按個別員工工作表現及經驗而釐定。業務員之薪酬包括工資及佣金，佣金是按個人營業指標而釐定；一般僱員除薪金外，可享有年終花紅，數額視乎部門之盈利及個人表現評估。集團亦提供強積金或職業退休計劃公積金及醫療福利給予所有香港僱員。根據本公司於二零零五年八月十八日採納之購股權計劃，集團可授予購股權給公司董事及符合要求的僱員。直至二零零九年三月三十一日，集團並沒有授予購股權。

The Group's remuneration policy is in line with the prevailing market practices and is determined on the basis of performance and experience of the individual. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional performance and individual appraisals. The Group also provides a Mandatory Provident Fund or ORSO scheme and medical benefits to all Hong Kong employees. Pursuant to the terms and conditions of the share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to directors and eligible employees. Up to 31 March 2009, no share options had been granted.

集團將投放更多資源於提供僱員在集團內部及外部的培訓；除了讓僱員出席講座外，集團繼續推薦合資格的僱員報名參加例如：ISO9000、TS16949及Six-Sigma品質管理系統之專業課程，此等培訓課程不單提供僱員事業發展及專業知識，亦同時可提升集團之管理能力。

The Group is committed to devoting more resources in providing internal and external training to the employees. In addition to sending staff to participate in seminars and lectures, the Group continues to recommend qualified staff to take part in professional courses such as the ISO9000, TS16949 and Six-Sigma Quality Systems. The training programs not only enhance employees' career development and professional knowledge, but also contribute to upgrade the management system of the Group.

五年財務概要

FIVE YEARS FINANCIAL SUMMARY

以下為本集團過去五個年度之綜合業績、資產及負債。

The following is a summary of the consolidated results, assets and liabilities of the Group for the last five years.

		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*	二零零七 2007 *千港元* *HK$'000*	二零零六 2006 *千港元* *HK$'000*	二零零五 2005 *千港元* *HK$'000*
營業額	**Turnover**	**1,542,134**	1,911,025	1,737,449	1,540,139	1,225,840
股東應佔盈利	Profit attributable to shareholders	**7,115**	6,891	10,994	12,648	20,575
資產總值	Total assets	**745,318**	810,902	773,513	685,250	607,630
負債總額	Total liabilities	**360,747**	422,258	402,077	325,833	258,282
資產淨值	Net assets	**384,571**	388,644	371,436	359,417	349,348
股本	Share capital	**30,364**	30,423	27,814	27,218	26,596
儲備	Reserves	**353,732**	357,340	342,435	330,953	322,125
股東權益	Shareholders equity	**384,096**	387,763	370,249	358,171	348,721
少數股東權益	Minority interests	**475**	881	1,187	1,246	627
權益總額	Total equity	**384,571**	388,644	371,436	359,417	349,348

五年財務概要(續) FIVE YEAR FINANCIAL SUMMARY *(continued)*

資產淨值 Net Assets

百萬港元
HK$ million


400
350
300
250
200
150
100
50
0
2005
2006
2007
2008
2009

營業額 Turnover

百萬港元
HK$ million


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2005
2006
2007
2008
2009

二零零九年度按主要業務劃分之營業額
TURNOVER BY PRINCIPAL BUSINESS SEGMENT FOR 2009


電子元器件經銷及製造
Electronic components distribution and manufacturing (59%)
個人電腦產品經銷
Personal computer distribution (20%)
電子專業合約生產服務及電子消費產品生產業務
Contract electronic manufacturing services and consumer electronics manufacturing (21%)

二零零九年度按地區劃分之營業額
TURNOVER BY GEOGRAPHICAL SEGMENT FOR 2009


日本
Japan (1%)
其他亞洲國家
Other Asian countries (1%)
歐洲
Europe (13%)
北美洲
North America (27%)
香港及中國大陸
Hong Kong and Mainland China (58%)

		營業額 Turnover	
		二零零九 **2009** 千港元 ***HK$'000***	二零零八 2008 千港元 *HK$'000*
電子元器件經銷及製造	Electronic components distribution and manufacturing	**911,887**	800,649
電子專業合約生產服務及電子消費產品生產業務	Contract electronic manufacturing services and consumer electronics manufacturing	**321,898**	629,019
個人電腦產品經銷	Personal computer distribution	**308,349**	481,357
		1,542,134	1,911,025

本公司董事會(「董事會」)致力維持良好之企業管治標準及程序，以確保資料披露之完整性、透明度及質素，藉以提高股東價值。

The board of directors of the Company (the "Board") is committed to maintain good corporate governance standard and procedures to ensure the integrity, transparency and quality of disclosure in order to enhance the shareholders' value.

本公司於截至二零零九年三月三十一日止年度一直採用及遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14載列之企業管治常規守則(「守則」)之原則及所有適用守則條文，惟下述偏離事項除外。董事會將繼續檢討及提升本公司之企業管治常規及準則，確保業務活動及決策制訂過程乃以適當及審慎方式規管。

The Company has adopted the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended 31 March 2009, save for the deviations discussed below. The Board will continuously review and improve the corporate governance practices and standards of the Company to ensure that business activities and decision making processes are regulated in a proper and prudent manner.

董事之證券交易

DIRECTORS' SECURITIES TRANSACTION

本公司已採納上市規則附錄10所載列之上市發行人董事進行證券交易之標準守則作為有關董事進行證券交易之行為守則(「標準守則」)。經向本公司所有董事作出具體查詢後，本公司董事確認彼等於截至二零零九年三月三十一日止年度內一直遵守標準守則所載之規定標準。

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding directors' securities transactions (the "Model Code"). Having made specific enquiry of all directors of the Company, the directors of the Company have confirmed that they have fully complied with the required standard as set out in the Model Code throughout the year ended 31 March 2009.

董事會

BOARD OF DIRECTORS

董事會專注於整體策略及政策，尤其關注本集團之增長及財務表現。董事會之主要功能如下：

The Board focuses on overall strategies and policies with particular attention paid to the growth and financial performance of the Group. The principal functions of the Board are to:

(1) 制訂本集團之策略性方向及發展；

(2) 決定本集團主要政策、策略計劃及績效目標；

(3) 監察管理層之表現；

(4) 批准財政計劃及年度預算、重大撥款建議、主要融資及投資建議；

(1) establish the strategic direction and development of the Group;

(2) determine the broad policies, strategic plans and performance objectives of the Group;

(3) monitor management performance;

(4) approve financial plans and annual budgets, major funding proposals, key funding and investment proposals;

董事會(續)

(5) 監察評估內部監控、風險管理、財務匯報及合規之程序；

(6) 就企業管治承擔責任。

董事會目前由四名執行董事及三名獨立非執行董事組成。

董事會每年至少舉行四次例會，議程包括批准全年及中期業績，以及檢討本集團之業務運作及內部監控系統。除此等例會外，董事會亦就批准重大或特別事項召開會議。

於本年度內，董事會共召開九次董事會會議。

本年度董事會成員、董事會會議次數及各董事之出席情況如下：

BOARD OF DIRECTORS *(continued)*

(5) oversee the processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance;

(6) assume responsibility for corporate governance.

The Board comprises four executive directors and three independent non-executive directors.

Regular Board meetings are held at least four times a year to approve annual and interim results, and to review the business operation and the internal control system of the Group. Apart from these regular meetings, Board meetings are also held to approve major or special issues.

Nine Board meetings were held during the year ended 31 March 2009.

Members of the Board, number of Board meetings held and the attendance of each member during the year are set out as follows:

董事會成員	Members of the Board	出席會議次數／董事會會議次數 Number of meetings attended/ Number of Board meetings held
執行董事	**Executive directors**	
劉得還先生*(總裁)*	Mr. LAU Tak Wan *(President)*	9/9
陳婉薇女士*(副總裁)*	Ms. CHAN Yuen Mei, Pinky *(Vice-president)*	9/9
尹楚輝先生	Mr. WAN Chor Fai	9/9
麥漢佳先生	Mr. MAK Hon Kai, Stanly	9/9
獨立非執行董事	**Independent non-executive directors**	
畢滌凡先生	Mr. Barry John BUTTIFANT	9/9
蔡毓藩先生	Mr. CHOI Yuk Fan	9/9
廖毅榮先生	Mr. LIU Ngai Wing	9/9

董事會(續)

本公司已收到各獨立非執行董事之年度確認書，確認彼等符合上市規則第3.13條所載有關其獨立性之規則。本公司認為所有獨立非執行董事均屬獨立人士。

董事會已根據本公司性質及業務目標，維持適合本公司業務需要之均衡技能及經驗。董事名單及彼等之簡歷已載列於第24至26頁之董事會報告書內。

主席及行政總裁

根據守則條文第A.2.1條，主席及行政總裁之角色應予以區分，不應由同一人擔任。

劉得還先生為本公司董事會主席兼總裁。董事會認為，總裁與行政總裁之角色相同。董事會認為，現行架構為本集團提供強大兼一致的領導，並使業務得以有效率及有效能地策劃及執行。因此，董事會相信，劉得還先生繼續擔任本公司之董事會主席兼總裁符合本公司股東之最佳利益。然而，本集團將於日後適當時候檢討現有架構。

獨立非執行董事

根據守則第A.4.1條，非執行董事應有指定委任期，並可予重選；此外，根據守則第A.4.2條，每位董事(包括有指定委任期的董事)應最少每三年輪值辭任。

目前，三名獨立非執行董事的委任任期並非指定，而是根據公司章程細則條文於股東週年大會輪值辭任和重選。他們的任期將於須重選時檢討。

BOARD OF DIRECTORS *(continued)*

The Company has received from each independent non-executive directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all of the independent non-executive directors are independent.

Given the nature and business objectives of the Company, the Board has a balance of skill and experience appropriate for the requirements of the business of the Company. List of directors and their biographical details are set out on pages 24 to 26.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Under the Code provision A.2.1, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. LAU Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. LAU Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in the future.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Under the Code provision A.4.1, the non-executive directors should be appointed for a specific term, subject to re-election and under the Code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Currently, the three independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the bye-laws of the Company, and their appointment will be reviewed when they are due for re-election.

薪酬委員會

薪酬委員會負責向董事會提出有關本公司所有董事及高級管理層薪酬政策及結構之建議，並獲董事會授權，代表董事會釐定本公司所有執行董事及高級管理層之具體薪酬。

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for making recommendations to the Board on, among other things, the Company's policy and structure for the remuneration of all directors and senior management of the Company and is delegated by the Board with the responsibility to determine on behalf of the Board the specific remuneration packages for all Executive directors and senior management of the Company.

薪酬委員會成員	Members of Remuneration Committee:	出席會議次數／委員會會議次數 No. of Meeting Attended/ No. of Meeting
獨立非執行董事	**Independent non-executive directors**	
廖毅榮先生*(主席)*	Mr. LIU Ngai Wing *(Chairman)*	1/1
蔡毓藩先生	Mr. CHOI Yuk Fan	1/1
執行董事	**Executive director**	
劉得還先生	Mr. LAU Tak Wan	1/1

審核委員會

AUDIT COMMITTEE

本公司已設立審核委員會，並書面訂立特別職權範圍。

The Audit Committee was established with a specific written terms of reference.

審核委員會負責檢討和監察本集團之財務申報過程及內部監控系統，並向董事會提供建議及意見。

The Audit Committee is responsible for reviewing and supervising the financial reporting process and internal control system of the Group and providing advice and recommendations to the Board.

審核委員會亦獲授權取得外界法律或其他獨立專業意見，及於視為必須之情況下，確保具備有關經驗之外界人士出席會議。

Audit Committee is also authorized to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

於本年度內，審核委員會共召開兩次審核委員會會議。

Two Audit Committee meetings were held during the year ended 31 March 2009.

本年度審核委員會成員，審核委員會會議次數，及各成員之出席情況如下：

Members of the Audit Committee, number of Audit Committee meetings held and the attendance of each member during the year are set out as follows:

審核委員會成員	Members of the Audit Committee	出席會議次數／審核委員會會議次數 Number of meetings attended/Number of Audit Committee meetings held
獨立非執行董事成員	**Members of Independent non-executive directors:**	
畢滌凡先生*(主席)*	Mr. Barry John BUTTIFANT *(Chairman)*	2/2
蔡毓藩先生	Mr. CHOI Yuk Fan	2/2
廖毅榮先生	Mr. LIU Ngai Wing	2/2

於本年度內，審核委員會履行了如下職責：

During the year, the Audit Committee has performed the following duties:

(1) 與核數師共同審閱年報及審閱未經審核之中期財務報告，並 提出建議供董事會批准；

(1) reviewed the annual financial statements with the auditor and reviewed the unaudited interim financial statements, with recommendations to the Board for approval;

(2) 審閱會計準則之變動及評估可能對本集團財務報告書產生之潛在影響；

(2) reviewed the changes in accounting standards and policies as well as assessment of potential impacts on the Group's financial statements;

審核委員會(續)

(3) 審閱本集團之內部監控系統，及商議有關事項包括財務、經營、規管的監控和風險管理等工作；

(4) 檢討有關規管及法定要求之合規事宜；

(5) 考慮及建議委任、續聘及批准外聘核數師之薪酬、聘用條款；

(6) 與外聘核數師討論有關核數之性質及範疇和申報責任；及

(7) 根據適用標準審閱及監察外聘核數師之獨立性及客觀性，以及核數程序之有效性。

提名董事

本公司並無成立提名委員會。守則所建議提名委員會之職責及職能由董事會共同履行，並無董事參與釐定其本身之委任條款，亦無獨立非執行董事參與評估其本身之獨立身份。

董事編製財務報表之責任

董事會確認彼等編製本集團財務報表之責任，並確保財務報表乃根據法例規定及適用之會計準則編製，董事會亦確保會準時刊發本集團之財務報表。

AUDIT COMMITTEE *(continued)*

(3) reviewed the Group's internal control system and discussed the relevant issues including financial, operational, compliance controls and risk management functions;

(4) reviewed the compliance issues with the regulatory and statutory requirements;

(5) considered and recommended the appointment, re-appointment and approved the remuneration and terms of engagement of external auditor;

(6) discussed with external auditor the nature and scope of the audit and reporting obligations; and

(7) reviewed and monitored external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards.

NOMINATION OF DIRECTORS

The Company did not establish a Nomination Committee. The duties and functions of the Nomination Committee recommended in the Code are performed by the Board collectively with no director being involved in fixing his/her own terms of appointment and no independent non-executive director being involved in assessing his own independence.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Board acknowledge their responsibility for the preparation of the financial statements of the Group and ensure that the financial statements are in accordance with statutory requirements and applicable accounting standards. The Board also ensure the timely publication of the financial statements of the Group.

核數師之酬金

於本年度內，本公司之核數師羅兵咸永道會計師事務所就向本集團提供下列服務分別收取之費用如下：

AUDITOR'S REMUNERATION

During the year, PricewaterhouseCoopers, the external auditor of the Company, provided the following services to the Group and their respective fees charged are set out as follows:

服務種類	Type of services	收取之費用 Fees charged *千港元* *HK$'000*
本集團之審核服務	Audit services for the Group	2,233
稅務服務	Taxation services	109
總額	Total	2,342

問責及審核

董事明白彼等須負責根據法定及規管要求編制相關會計期間之本集團財務報表。董事於編制截至二零零八年九月三十日止六個月及截至二零零九年三月三十一日止年度財務報表時，已採納適當會計政策並貫徹採用該等政策。申報年度財務報表已按持續經營之基準編制。

核數師發表其有關申報責任的聲明載列於年報中第35至36頁內。

ACCOUNTABILITY AND AUDIT

The directors of the Company acknowledge their responsibility for the preparation of the financial statements of the Group for the relevant accounting periods in accordance with statutory and regulatory requirements. In preparing the financial statements for the six months ended 30 September 2008 and for the year ended 31 March 2009, the directors have adopted appropriate accounting policies and applied them consistently. The financial statements for the reporting year have been prepared on a going concern basis.

A statement by the auditor about their reporting responsibilities is set out on pages 35 to 36 in the annual report.

內部監控

現任董事會負責本集團之內部監控系統，並承擔管理業務風險及維護一個清晰及有效之內部監控，以保障股東投資及本集團資產，並每年與審核委員會檢討內部監控系統之成效。

INTERNAL CONTROLS

The Board is responsible for the Group's system of internal controls and is committed to managing business risks and maintaining a sound and effective internal control system to safeguard the shareholders' investment and the Group's assets. The effectiveness of the internal control system was also discussed on an annual basis with the Audit Committee.

內部監控*(續)*

本集團之內部監控系統包含其政策、程序、工作連同本集團其他範疇，旨在：

(1) 容許其適當地於重大業務、營運上、財務上、法規遵守上及其他風險作出的意見，以促進營運之成效及效率及達致業務目標。此包括維護資產，免受不適當的使用或損失及詐騙，並且確保負債得以發現及處理；

(2) 確保會計記錄保存妥當以提供可靠之財務資料用於內部使用或對外滙報；及

(3) 確保遵守相關法例及規定，以及有關工作方式遵守內部政策。

內部監控制度乃為合理但非絕對地確保防範重大錯誤陳述或損失，以及旨在管理而非消除營運系統失當之風險，以達致本集團之目標。

INTERNAL CONTROLS *(continued)*

The Group's internal control system encompasses its policies, processes, tasks, and other aspects of the Group that taken together:

(1) facilitate its effective and efficient operation by allowing it to respond appropriately to significant business, operational, financial, compliance and other risks with a view of achieving business objectives. This includes the safeguarding of assets from inappropriate use or from loss and fraud and ensuring that liabilities are identified and managed;

(2) help ensure maintenance of proper accounting records for the provision of reliable financial information for internal or external reporting; and

(3) help ensure compliance with relevant legislation and regulations, and also with internal policies with respect to the conduct of business.

The internal control system is designed to provide reasonable, but not absolute, assurance of no material mis-statement or loss and to manage rather than eliminate risks of failure in operational systems and achievement of the Group's objectives.

董事會同寅謹將截至二零零九年三月三十一日止年度報告書連同經審核之財務報表呈覽。

The Directors submit their report together with the audited financial statements for the year ended 31 March 2009.

主要業務

PRINCIPAL ACTIVITIES

本公司為一間投資控股公司，其附屬公司主要從事設計、發展、經銷及製造電子元器件，電子專業合約生產服務，電子消費產品生產業務和經銷個人電腦產品。

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, development, distribution and manufacturing of electronic components, contract electronic manufacturing services, consumer electronics manufacturing and distribution of personal computer.

本集團於本年度之營業額及經營盈利貢獻依業務及地區分部載列於財務報表附註5。

An analysis of the Group's turnover and contribution to operating profit by business segment and geographical segment for the year is set out in note 5 to the financial statements.

業績及分派

RESULTS AND APPROPRIATIONS

本集團於本年度之業績載列於第37頁之綜合損益表內。

The results of the Group for the year are set out in the consolidated income statement on page 37.

中期股息每股0.3港仙已於二零零九年一月九日宣佈派發，總額為911,000港元。董事會建議派發二零零九年三月三十一日止年度之末期股息每股0.5港仙，總額為1,518,000港元。

An interim dividend of HK0.3 cent per share totalling HK$911,000 was declared on 9 January 2009. The Board of Directors proposed a final dividend of HK0.5 cent per share totalling HK$1,518,000 in respect of the year ended 31 March 2009.

附屬公司

SUBSIDIARIES

於二零零九年三月三十一日，本公司之主要附屬公司詳情載列於財務報表附註20。

Particulars of the company's principal subsidiaries at 31 March 2009 are set out in note 20 to the financial statements.

物業、機器及設備

PROPERTY, PLANT AND EQUIPMENT

本集團物業、機器及設備之變動情況載列於財務報表附註18。

Movements in property, plant and equipment of the Group are set out in note 18 to the financial statements.

股本

SHARE CAPITAL

於本年度內，本公司股本之變動情況載列於財務報表附註33。

Movements in share capital of the company are set out in note 33 to the financial statements.

認股權證

WARRANTS

於本年度內，本公司認股權證之變動情況載列於財務報表附註35。

Movements in warrants of the company are set out in note 35 to the financial statements.

儲備

於本年度內，撥入儲備及自儲備撥出之重大金額及有關詳情載列於財務報表附註36。

RESERVES

The amounts and particulars of material transfers to and from reserves during the year are set out in note 36 to the financial statements.

可供分派儲備

於二零零九年三月三十一日，本公司可分派之儲備計為92,766,000港元(二零零八年：83,802,000港元)，此金額已包括繳入盈餘72,309,000港元(二零零八年：72,309,000港元)。

DISTRIBUTABLE RESERVES

At 31 March 2009, the reserves of the company available for distribution amounted to HK$92,766,000 (2008: HK$83,802,000), including contributed surplus of HK$72,309,000 (2008: HK$72,309,000).

捐款

於本年度內，本集團作出之慈善捐款為170,000港元(二零零八年：580,000港元)。

DONATIONS

The Group made charitable donations of HK$170,000 (2008: HK$580,000) during the year.

優先購買權

本公司組織章程細則無優先購買權之規定，而百慕達法例亦無對優先購買權加以限制，因此本公司無需按現時股東持有股份比例售賣新股票予股東。

PRE-EMPTIVE RIGHTS

There is no provisions for pre-emptive rights under the Company's bye-laws and there was no restriction against such right under the laws in Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

五年財務概要

本集團截至二零零九年三月三十一日止前五個年度每年之綜合業績、資產及負債概要載列於第11至13頁。

FIVE YEAR FINANCIAL SUMMARY

A summary of the consolidated results, assets and liabilities of the Group for each of the five years ended 31 March 2009 is set out on pages 11 to 13.

主要客戶及供應商

截至二零零九年三月三十一日止年度，本集團之五位最大客戶共佔本年度集團總營業額約為百分之二十七，而最大之客戶約佔百分之十二。本集團之五位最大供應商則共佔本年度集團總採購額約百分之四十九，其中最大之供應商約佔百分之三十五。

董事、彼等之聯繫人士或任何股東(指據董事所知擁有本公司百分之五以上股本權益之股東)並無於上述之主要供應商或客戶中擁有任何權益。

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 March 2009, sales to the five largest customers of the Group in total accounted for approximately 27% of the Group's total turnover, with the largest customer accounted for about 12%. The five largest suppliers of the Group together in total accounted for approximately 49% by value of the Group's total purchases during the year, with the largest supplier accounted for about 35%.

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the company's share capital) had an interest in the major suppliers or customers noted above.

董事

本年度內及直至本報告日期之在任董事如下：

執行董事
劉得還先生*(總裁)*
陳婉薇女士*(副總裁)*
尹楚輝先生
麥漢佳先生

獨立非執行董事
畢滌凡先生
蔡毓藩先生
廖毅榮先生

麥漢佳先生及畢滌凡先生按照本公司之公司組織章程細則第99條輪值告退，惟彼等均願膺選連任。

各董事包括獨立非執行董事獲委任後，須根據本公司組織章程細則在公司之股東週年大會上輪值告退，惟可膺選連任。

董事及高級管理人員之個人資料

執行董事

劉得還先生，現年五十九歲，為本集團之創辦人兼總裁。劉先生畢業於香港浸會學院(現稱香港浸會大學)社會學系及在電子業管理及生產方面擁有超過二十年經驗。在創立本集團之前，劉先生在電子業內更擁有超過六年經營本身業務之經驗。彼負責本集團整體之企業策劃、策略發展及市場推廣工作。

陳婉薇女士，現年五十二歲，為劉得還先生之配偶。陳女士為本集團副總裁兼行政及財務董事，負責集團行政、人力資源及財務管理。彼於一九九八年加入本集團，陳女士擁有超過二十年之會計及財務管理經驗，同時擁有超過十年經營本身業務之經驗。

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive directors
Mr. LAU Tak Wan *(President)*
Ms. CHAN Yuen Mei, Pinky *(Vice-president)*
Mr. WAN Chor Fai
Mr. MAK Hon Kai, Stanly

Independent non-executive directors
Mr. Barry John BUTTIFANT
Mr. CHOI Yuk Fan
Mr. LIU Ngai Wing

Mr. MAK Hon Kai, Stanly and Mr. Barry John BUTTIFANT retire by rotation in accordance with clause 99 of the Company's bye-laws and, being eligible, offer themselves for re-election.

The terms of office of the directors, including the independent non-executive directors, are subject to retirement by rotation and are eligible for re-election at the Company's annual general meeting in accordance with the Company's bye-laws.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Executive directors

Mr. LAU Tak Wan, aged 59, is the founder and the President of the Group. Mr. Lau graduated from Hong Kong Baptist College (now known as Hong Kong Baptist University) in Sociology and has more than 20 years' management and production experience in the electronics industry. Prior to founding the Group, Mr. Lau had over 6 years' experience in running his own business in the electronics industry. He is responsible for the overall corporate planning, strategic development and marketing of the Group.

Ms. CHAN Yuen Mei, Pinky, aged 52, is the spouse of Mr. LAU Tak Wan. Ms. Chan is the Vice-president of the Group. Also she is the Director of Administration and Finance responsible for administration, human resources and finance of the Group. Prior to joining the Group in 1998, Ms. Chan has over 20 years of experience in accounting and financial management and at the same time running her own business for more than 10 years.

董事及高級管理人員之個人資料*(續)*

執行董事*(續)*

尹楚輝先生，現年五十一歲，為本集團之CEO(製造業務)。尹先生畢業於香港理工學院(現稱香港理工大學)之生產及工業工程系，現時負責本集團業務發展及生產管理。彼擁有超過二十年之生產管理及市場推廣經驗。在一九八七年加入本集團之前，尹先生在一家國際集團工作，負責管理電子部門。

麥漢佳先生，現年四十七歲，為本集團之CEO(經銷業務)，負責本集團整體之市場策略與電子元器件之經銷。彼於一九八八年加入本集團，擁有超過二十年電子零件之銷售及市場推廣經驗。

獨立非執行董事

畢滌凡先生，六十四歲，於一九九四年獲本集團委任為獨立非執行董事。畢先生於二零零九年二月起出任呂禮恒會計師事務所(一間專業會計師事務所)之部門主管及KLC Transactions Limited之董事總經理。於加盟KLC之前，畢先生於二零零八年二月起出任駿豪集團(「駿豪集團」)財務部執行董事，其後於二零零八年十二月出任駿豪集團顧問。畢先生為新昌營造集團有限公司(「新昌營造集團」)及新昌管理集團有限公司(「新昌管理集團」)之非執行董事。自二零零四年十二月起，彼亦為Hsin Chong International Holdings Limited(「新昌國際」)之董事總經理。新昌國際乃新昌營造集團(於二零零七年十一月被駿豪集團收購)及新昌管理集團(於二零零八年九月被新昌營造集團收購)之控股股東。畢先生亦為該兩間上市公司之替任董事。畢先生曾為Baring Private Equity Asia Limited之營運合夥人，於二零零一年至二零零二年亦出任和記行(集團)有限公司(「和記行」)之董事總經理，並於二零零二年十一月至二零零四年四月出任和記行董事會之公司顧問。於加盟和記行之前，畢先生曾於萬威國際有限公司擔任董事總經理超過八年。畢先生曾於Polly Peck Group及森那美香港有限公司工作超過十一年，期間分別出任財務董事及董事總經理。彼於企業及財務管理方面積逾三十年經驗。現時，畢先生亦為佐丹奴國際有限公司之獨立非執行董事，該公司為香港上市之公司。畢先生亦任職Global-Tech Advanced Innovations Inc.(前稱Global-Tech Appliances Inc.)及China Nepstar Chain Drugstore Limited之非執行董事，該兩間公司分別在納斯達克及紐約證券交易所上市。畢先生為英國特許會計師公會、香港會計師公會、英國特許管理協會、香港管理專業協會及香港董事學會之資深會員。

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Executive directors *(continued)*

Mr. WAN Chor Fai, aged 51, is the CEO (Manufacturing) of the Group. Mr. Wan graduated from Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in Production and Industrial Engineering and is responsible for the business development and manufacturing management of the Group. He has more than 20 years' experience in manufacturing and marketing. Prior to joining the Group in 1987, he worked for an international conglomerate and was in charge of the electronics division.

Mr. MAK Hon Kai, Stanly, aged 47, is the CEO (Distribution) of the Group responsible for the Group's overall marketing strategy and the distribution of electronic components. Mr. Mak joined the Group in 1988. He has more than 20 years' experience in the sales and marketing of electronic components.

Independent non-executive directors

Mr. Barry John Buttifant, aged 64, is an independent non-executive Director appointed by the Group in 1994. In February 2009, Mr. Buttifant joined KLC Kennic Lui & Company, a professional accounting firm, as a Principal of the firm and managing director of KLC Transactions Limited. Prior to joining KLC, Mr. Buttifant was the executive director — Finance of the Mission Hills Group ("MHG") in February 2008 but became a consultant to MHG in December 2008. Mr. Buttifant continues as a non-executive director of Hsin Chong Construction Group Ltd. ("HCCG") and Synergis Holdings Limited ("Synergis"). Since December 2004, he was the managing director of Hsin Chong International Holdings Limited, a controlling shareholder of HCCG (which was acquired by MHG in November 2007) and Synergis (which was acquired by HCCG in September 2008). Mr. Buttifant was also an alternate director to both public companies. Mr. Buttifant was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited ("Wo Kee Hong") from 2001 to 2002 and was the Advisor to the board of directors of Wo Kee Hong from November 2002 to April 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. He has over 30 years of experience in corporate and financial management. Currently Mr. Buttifant is an independent non-executive director of Giordano International Limited, which is a publicly listed company in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Advanced Innovations Inc. (formerly known as Global-Tech Appliances, Inc.), a NASDAQ company and China Nepstar Chain Drugstore Limited, a NYSE listed public company. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Institute of Certified Public Accountants; the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors.

董事及高級管理人員之個人資料*(續)*

獨立非執行董事*(續)*

廖毅榮，58歲，於二零零四年九月獲委任為本公司之獨立非執行董事。廖先生擁有香港理工大學酒店及旅遊管理哲學博士學位，香港中文大學環球商業理學碩士學位、香港理工大學酒店及旅遊業管理理學碩士學位及香港公開大學工商管理碩士學位。彼亦為香港會計師公會及特許公司秘書及行政人員公會會員，以及英國特許公認會計師公會資深會員。廖先生現為駿新能源集團有限公司之獨立非執行董事。彼亦曾為豐德麗控股有限公司之執行董事及金至尊珠寶控股有限公司之獨立非執行董事。上述的公司均為香港上市公司。

蔡毓藩先生，現年五十六歲，持有由倫敦大學於一九八八年頒發之法律學士學位及於一九九一年由香港大學頒發之法律深造文憑。蔡先生於二零零三年至二零零五年為蔡毓藩律師行負責人，但於二零零五年六月轉至王東昇鍾金榮律師事務所執業，為香港及海外客戶提供法律專業服務。蔡先生於一九九三年開始從事法律服務工作之前，曾於一九七七年至一九九零年期間在香港政府民政事務署服務十三年。

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Independent non-executive directors *(continued)*

LIU Ngai Wing, aged 58, was appointed as an Independent Non-executive Director of the Company in September 2004. Mr. Liu holds a PhD Degree in Hotel and Tourism Management from the Hong Kong Polytechnic University, a Master of Science degree in Global Business from the Chinese University of Hong Kong, a Master of Science Degree in Hotel and Tourism Management from the Hong Kong Polytechnic University and a Master Degree in Business Administration from the Open University of Hong Kong. He is also an Associate Member of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Secretaries and Administrators, and a Fellow of the Association of Chartered Certified Accountants. Mr. Liu is currently an independent non-executive director of New Smart Energy Group Limited. He was previously an executive director of eSun Holdings Limited and an independent non-executive director of 3D-GOLD Jewellery Holdings Limited. The above-mentioned companies are all listed in Hong Kong.

Mr. CHOI Yuk Fan, aged 56, was awarded Bachelor of Laws Degree (LLB) by University of London in 1988 and Post-graduate Certificate in Laws (PCLL) by University of Hong Kong in 1991. Mr. Choi was the Principal of Messrs. Y.F. Choi & Co., Solicitors from 2003 to 2005 but transferred to Messrs. Ong & Chung Co., Solicitors, as an associate providing professional legal services for customers of Hong Kong and foreign countries. Mr. Choi was admitted as a Solicitor of the High Court of Hong Kong in 1993 and a Solicitor of the Supreme Court of England and Wales in 1994. Before Mr. Choi took up his legal career in 1993, he had served in the Home Affairs Department for about 13 years (1977-1990).

董事及高級管理人員之個人資料(續)

高級管理人員

文惠存先生，現年四十六歲，為本公司之公司秘書及本集團之會計部主管。文先生持有雪飛爾大學工商管理碩士學位，他現為英國特許會計師公會及香港特許秘書公會之資深會員，亦現為香港會計師公會會員。文先生擁有超過20年之公司秘書及會計經驗。

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

Senior management

Mr. MAN Wai Chuen, aged 46, is the Company Secretary of the Company and the head of Accounting Department of the Group. He holds a Master Degree in business administration from the University of Sheffield. He is a fellow member of both of the Association of Chartered Certified Accountants and the Hong Kong Institute of Chartered Secretaries. Mr. Man is also an associate member of the Hong Kong Institute of Certified Public Accountants. He had over 20 years' company secretarial and accounting experience.

董事服務合約

各執行董事已與本公司訂立服務合約及此等服務合約將於此後一直持續生效，直至任何一方給予不少於三個月或六個月書面通知予以終止為止。

擬於即將舉行之股東週年大會上膺選連任之董事並無與本公司訂立仍未屆滿而於一年內免付補償(法定補償除外)則不能予終止之服務合約。

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service contract with the Company and these service contracts will continue thereafter until terminated by either party for not less than three or six months' prior written notice.

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

董事享有權益之合約

除上文所詳述之董事服務合約外及下文所述之關連交易，於年終或本年度內任何時間，本公司或其任何附屬公司概無簽訂任何涉及本集團之業務而本公司董事直接或間接在其中擁有重大權益之其他重要合約。

DIRECTORS' INTERESTS IN CONTRACTS

Apart from the directors' service contracts noted above and the connected transactions noted as below, no other contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

於二零零九年三月三十一日，本公司之董事及最高行政人員在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益及淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

At 31 March 2009, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) 於本公司每股面值0.10港元之股份好倉

(a) Long position in the Company's shares of HK$0.10 each

	已發行普通股／衍生工具所附相關股份之數目 Number of issued ordinary shares/ underlying shares attached to derivatives								
	非上市認股權證 Unlisted Warrants		已發行普通股 Ordinary shares in issue						
董事姓名 Name of directors	法團權益 Corporate interests	附註 Notes	個人權益 Personal interests	附註 Notes	法團權益 Corporate interests	附註 Notes	其他權益 Other interests	總數 Total interests	百分比 Percentage
劉得還先生 Mr. LAU Tak Wan	7,862,388	2	6,557,141	1	147,706,499	2&3&4	1,142,854	155,406,494	51.18%
陳婉薇女士 Ms. CHAN Yuen Mei, Pinky	7,862,388	2	4,042,854	1	147,706,499	2&3&4	3,657,141	155,406,494	51.18%
尹楚輝先生 Mr. WAN Chor Fai	–		50,000		–		–	50,000	0.016%
畢滌凡先生 Mr. Barry John BUTTIFANT	–		500,000		–		–	500,000	0.17%

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉*(續)*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(continued)*

(a) 於本公司每股面值0.10港元之股份好倉*(續)*

附註：

1. 劉先生及陳女士(劉先生之配偶)聯名擁有本公司股份2,900,000股。

2. China Capital Holdings Investment Ltd(「China Capital」)實益擁有本公司7,862,388認股權證及股份74,431,436股。China Capital之百分之六十已發行股本由劉先生擁有，餘下百分之四十已發行股本由陳女士擁有。

3. Leading Trade Ltd(「Leading Trade」)實益擁有本公司股份60,918,396股。Leading Trade百分之五十已發行股本由劉先生擁有，餘下百分之五十已發行股本由陳女士擁有。

4. Cyber Concept Limited(「Cyber Concept」)實益擁有本公司股份12,356,667股。Cyber Concept百分之五十已發行股本由劉先生擁有，餘下百分之五十已發行股本由陳女士擁有。

(a) Long position in the Company's shares of HK$0.10 each *(continued)*

Notes:

1. 2,900,000 shares in the Company were jointly held by Mr. Lau and Ms. Chan (the spouse of Mr. Lau).

2. 7,862,388 warrants and 74,431,436 shares in the Company were beneficially owned by China Capital Holdings Investment Ltd ("China Capital"). The issued share capital of China Capital is 60% owned by Mr. Lau, and 40% owned by Ms. Chan.

3. 60,918,396 shares in the Company were beneficially owned by Leading Trade Ltd ("Leading Trade"). The issued share capital of Leading Trade is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

4. 12,356,667 shares in the Company were beneficially owned by Cyber Concept Limited ("Cyber Concept"). The issued share capital of Cyber Concept is 50% owned by Mr. Lau and 50% owned by Ms. Chan.

董事及最高行政人員於本公司或任何有聯繫法團之股份、相關股份及債權證之權益及淡倉(續)

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(continued)*

(b) 於本公司有聯繫法團之股份

(b) Shares of associated corporations of the company

Dominion International Limited由劉得還先生及陳婉薇女士各擁有百分之五十權益：

Dominion International Limited, which is 50% owned by Mr. Lau, and 50% owned by Ms. Chan:

	持有之無投票權遞延股份數目 **Number of non-voting deferred shares held**
寰宇電線有限公司 Cosmos Wires and Connectors Manufacturing Limited	50,000
Westpac Digital Limited	1
宏標實業有限公司 Vastpoint Industrial Limited	455,000
台和商事有限公司 Daiwa Associate (H.K.) Limited	1,500,000

此外，劉先生及陳女士分別實益擁有寰宇精準工業有限公司之無投票權遞延股份140,000股及10,000股。

In addition, each of Mr. Lau and Ms. Chan beneficially owns 140,000 and 10,000 non-voting deferred shares respectively in Cosmotec Precision Industrial Limited.

除上述披露者外，於二零零九年三月三十一日，本公司之董事或最高行政人員或彼等之聯繫人士概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，或須記錄於根據證券及期貨條例第352條所規定由本公司備存之登記冊之權益或淡倉，或根據上市規則之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之任何權益或淡倉。

Save as disclosed above, as at 31 March 2009, none of the Directors, chief executives of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required, pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), to be notified to the Company and the Stock Exchange, or which were required, pursuant to Section 352 of the SFO, to be entered in the register kept by the Company, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules, to be notified to the Company and the Stock Exchange.

管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

關連交易

於二零零六年六月一日，本集團其中一間附屬公司，Daiwa Distribution (Ontario) Inc.，與劉得還先生及陳婉薇女士共同擁有之公司就一間加拿大辦事處訂立一項租賃協議，為期由二零零六年六月一日至二零一一年五月三十一日。此辦事處之月租為15,332.64加元。

根據上市規則，上述交易構成關連交易。董事認為，上述交易按正常商業條款及按公平磋商基準訂立，就整體而言，對本公司股東公平和合理。

根據上市規則，上述各項關連交易構成獲豁免關連交易。

除上文所述者外，本年度內，本公司或其附屬公司均無參予任何交易，乃根據香港聯合交易所有限公司之《證券上市規則》(「上市規則」)被界定為本公司須予披露的關連交易。

CONNECTED TRANSACTIONS

A subsidiary of the Group, Daiwa Distribution (Ontario) Inc., had entered into a rental agreement in respect of office space in Canada on 1 June 2006 with a company jointly owned by Mr. Lau Tak Wan and Ms. Chan Yuen Mei, Pinky for the period from 1 June 2006 to 31 May 2011. Monthly rental paid for the office premises is CAD15,332.64.

The above constituted a connected transaction under the Listing Rules. The Directors are of the opinion that the above transaction was entered into on normal commercial terms and on an arm's length basis; was fair and reasonable so far as the shareholders of the Company, taken as a whole, are concerned.

The above connected transaction constituted an exempted connected transaction under the Listing Rules.

Save as disclosed above, neither the Company nor its subsidiaries had entered into any connected transactions discloseable by the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") during the year.

購股權計劃

於二零零五年八月十八日，本公司為遵守上市規則第17章之規定採納新購股權計劃(「新計劃」)，以取代過往有效之舊購股權計劃(「舊計劃」)。截至二零零九年三月三十一日止本公司概無根據新計劃授出購股權及根據舊計劃授出而於期內未行使之購股權。

SHARE OPTION SCHEMES

On 18 August 2005, the Company adopted a new share option scheme (the "New Scheme") in compliance with Chapter 17 of the Listing Rules, which replaced the old share option scheme (the "Old Scheme") in force previously. The Company has not granted any options under the New Scheme and no share options were outstanding as at 31 March 2009.

主要股東的權益

於二零零九年三月三十一日，就各董事所知，下列人士(本公司董事或最高行政人員除外)於本公司之股份、相關股份或債權證中擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值5%或以上之權益。

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 March 2009, to the best knowledge of the Directors, the following parties (other than Directors or chief executives of the Company), had an interest or short position in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provision of Divisions 2 and 3 and Part XV of the SFO, or, who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

於本公司股份的權益

Interests in the shares of the Company

	附註 *Note*	**持有股份數目 Number of shares held**	**相關股份權益 — 非上市認股權證 Interest in underlying shares — unlisted warrants**	**佔已發行股份總數百分比 % of the total issued shares**
Leading Trade Limited	*1*	60,918,396	—	20.06%
China Capital Holdings Investment Limited	*2*	74,431,436	7,862,388	27.10%
吳鴻生先生 Mr. Ng Hung Sang		39,582,198	—	13.04%

附註：

1. Leading Trade Limited之50%權益為劉得還先生所擁有及50%權益為陳婉薇女士所擁有。因此，根據證券及期貨條例，Leading Trade Limited、劉先生及陳女士均被視為擁有60,918,396，163,268,882及163,268,882股本公司股份之權益。

2. China Capital Holdings Investment Limited之60%權益為劉得還先生所擁有及40%權益為陳婉薇女士所擁有。因此，根據證券及期貨條例，China Capital Holdings Investment Limited、劉先生及陳女士分別被視為擁有74,431,436，163,268,882及163,268,882股本公司股份之權益。

Notes:

1. Leading Trade Limited is 50% owned by Mr. LAU Tak Wan and 50% owned by Ms. CHAN Yuen Mei, Pinky. Accordingly, Leading Trade Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 60,918,396, 163,268,882 and 163,268,882 shares of the Company.

2. China Capital Holdings Investment Limited is 60% owned by Mr. LAU Tak Wan and 40% owned by Ms. CHAN Yuen Mei, Pinky. Accordingly, China Capital Holdings Investment Limited, Mr. Lau and Ms. Chan were deemed by SFO to be interested in 74,431,436, 163,268,882 and 163,268,882 shares of the Company respectively.

除上述披露外，於二零零九年三月三十一日，本公司未獲通知任何超過本公司已發行股本5%或以上且已記錄入按證券及期貨條例第336條設立之主要股東名冊之權益。

Save as disclosed above, the Company has not been notified of any other interest representing 5% or more of the issued share capital of the Company and recorded in the register of Substantial Shareholders maintained under Section 336 of the SFO as at 31 March 2009.

公眾持股量之充足性

基於本公司可公開獲得之資料並就其董事所知，本公司已於回顧年度內維持足夠之公眾持股量。

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors, the Company has maintained a sufficient public float throughout the year under review.

企業管治常規

本公司之企業管治常規詳情載列於第14至21頁之企業管理報告。

CORPORATE GOVERNANCE PRACTICE

Details of the Company's corporate governance practices are set out in the Corporate Governance Report on pages 14 to 21.

獨立非執行董事之獨立性

本公司已接獲各獨立非執行董事之年度確認書，確認彼等符合上市規則第3.13條所載有關其獨立性之規定。本公司認為所有獨立非執行董事均屬獨立人士。

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all of the independent non-executive directors are independent.

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部審核工作，以及內部監控與風險評估等方面的效能。委員會由三位獨立非執行董事畢滌凡先生、蔡毓藩先生及廖毅榮先生組成。委員會於本財政年度內已召開兩次會議。

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for Effective Audit Committees" published by the Hong Kong Institute of Certified Public Accountants. Audit Committee provides an important link between the Board and the Company's auditor in matters coming within the scope of the group audit. It also reviews the effectiveness of internal audit, internal controls and risk evaluation. The Committee comprises three independent non-executive directors, namely Mr. Barry John BUTTIFANT, Mr. CHOI Yuk Fan and Mr. LIU Ngai Wing. Two meetings were held during the current financial year.

購買、出售或贖回本公司之上市證券

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

於本年度內，本公司於香港聯合交易所有限公司購回合共586,000股本公司每股面值0.10港元之股份，該等股份已全部註銷。購回股份之詳情如下：

During the year ended 31 March 2009, the Company purchased a total of 586,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of these shares were cancelled. Particulars of the shares repurchased are as follows:

交易月份／年份 **Trading Month/Year**	購回股份數目 **Number of shares repurchased**	每股股份成交價 **Price per share** 所付最低價 **Lowest price paid** *港元* *HK$*	所付最高價 **Highest price paid** *港元* *HK$*	總額（包括交易費用開支） **Total cost (including expenses)** *港元* *HK$*
二零零八年八月 August 2008	438,000	0.375	0.450	187,238
二零零八年十月 October 2008	78,000	0.325	0.330	25,732
二零零八年十二月 December 2008	20,000	0.250	0.275	5,461
二零零九年一月 January 2009	50,000	0.240	0.260	13,019
	586,000			231,450

除上述披露外，本公司或其任何附屬公司於截至二零零九年三月三十一日止期間內概無購買、出售或贖回任何本公司之上市證券。

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the year ended 31 March 2009.

核數師

AUDITOR

本年度財務報表已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，惟符合資格，願膺選連任。

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

承董事會命
總裁
劉得還

On behalf of the Board
LAU Tak Wan
President

香港，二零零九年七月二十一日

Hong Kong, 21 July 2009

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central, Hong Kong

致 台和商事控股有限公司
(於百慕達註冊成立的有限公司)
全體股東

本核數師(以下簡稱「我們」)已審核列載於第37至126頁台和商事控股有限公司(「公司」)及其附屬公司(以下合稱「集團」)的綜合財務報表,此綜合財務報表包括於二零零九年三月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見,並按照百慕達一九八一年《公司法》第90條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

TO THE SHAREHOLDERS OF DAIWA ASSOCIATE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 37 to 126, which comprise the consolidated and company balance sheets as at 31 March 2009, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映公司及集團於二零零九年三月三十一日的事務狀況及集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
執業會計師

香港，二零零九年七月二十一日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 21 July 2009

		附註 Note	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
營業額	Turnover	5	**1,542,134**	1,911,025
銷售成本	Cost of sales	8	**(1,398,671)**	(1,721,155)
毛利	**Gross profit**		**143,463**	189,870
其他收入	Other income	6	**829**	778
其他收益 — 淨額	Other gains — net	7	**19,436**	6,995
銷售及經銷開支	Selling and distribution expenses	8	**(26,771)**	(31,488)
一般及行政開支	General and administrative expenses	8	**(119,667)**	(141,668)
經營溢利	**Operating profit**		**17,290**	24,487
融資成本 — 淨額	Finance costs — net	10	**(7,826)**	(8,459)
應佔聯營公司虧損	Share of loss of an associated company		**–**	(2,519)
除税前溢利	**Profit before income tax**		**9,464**	13,509
利得税開支	Income tax expense	11	**(2,735)**	(5,925)
本年度溢利	**Profit for the year**		**6,729**	7,584
應佔溢利：	Attributable to:			
本公司權益持有人	Equity holders of the Company	14	**7,115**	6,891
少數股東權益	Minority interests		**(386)**	693
			6,729	7,584
股息	**Dividends**	15	**2,429**	4,184
本公司權益持有人應佔每股盈利	**Earnings per share for profit attributable to equity holders of the Company during the year**			
— 基本	— Basic	16	**HK2.34 cents 港仙**	HK2.30 cents 港仙
— 攤薄	— Diluted	16	**HK2.34 cents 港仙**	HK2.26 cents 港仙

附註於43頁至126頁為財務報表之整體部份。

The notes on pages 43 to 126 are an integral part of these financial statements.

		附註 Note	二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
非流動資產	**Non-current assets**			
商譽	Goodwill	17	**22,704**	28,199
物業、機器及設備	Property, plant and equipment	18	**198,784**	194,544
租賃土地及土地使用權	Leasehold land and land use rights	19	**21,312**	25,208
共同控制實體權益	Interest in a jointly controlled entity	21	**1**	1
聯營公司權益	Interest in an associated company	22	**—**	—
遞延所得稅資產	Deferred income tax assets	32	**172**	1,386
可供出售金融資產	Available-for-sale financial assets	23	**168**	319
其他資產	Other assets		**710**	710
			243,851	250,367
流動資產	**Current assets**			
存貨	Inventories	24	**205,304**	238,574
應收營業賬項及應收票據	Trade and notes receivables	25	**139,632**	185,589
應收聯營公司款項	Amount due from an associated company	40	**14,855**	17,637
預付款項、按金及其他應收款項	Prepayments, deposits and other receivables	26	**16,885**	15,347
衍生金融工具	Derivative financial instruments	31	**235**	—
現金及現金等價物	Cash and cash equivalents	27	**124,556**	103,388
			501,467	560,535
總資產	**Total assets**		**745,318**	810,902
權益	**Equity**			
公司權益持有人應佔股本及儲備	**Capital and reserves attributable to equity holders of the Company**			
股本	Share capital	33	**30,364**	30,423
儲備	Reserves	36	**353,732**	357,340
			384,096	387,763
少數股東權益	**Minority interests**		**475**	881
權益總額	**Total equity**		**384,571**	388,644
非流動負債	**Non-current liabilities**			
借貸	Borrowings	28	**34,053**	45,346
遞延所得稅負債	Deferred income tax liabilities	32	**3,347**	5,480
			37,400	50,826
流動負債	**Current liabilities**			
借貸	Borrowings	28	**161,788**	173,567
應付營業賬項	Trade payables	29	**138,826**	161,071
應付費用及其他應付款項	Accruals and other payables	30	**20,083**	28,272
當期利得稅負債	Current income tax liabilities		**2,616**	2,243
衍生金融工具	Derivative financial instruments	31	**34**	6,279
			323,347	371,432
總負債	**Total liabilities**		**360,747**	422,258
總權益及負債	**Total equity and liabilities**		**745,318**	810,902
流動資產淨值	**Net current assets**		**178,120**	189,103
資產總值減流動負債	**Total assets less current liabilities**		**421,971**	439,470

劉得運 *總裁* **陳婉薇** *副總裁*

LAU Tak Wan *President* **CHAN Yuen Mei, Pinky** *Vice-president*

附註於43頁至126頁為財務報表之整體部份。

The notes on pages 43 to 126 are an integral part of these financial statements.

		附註 Note	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
非流動資產	**Non-current assets**			
附屬公司投資	Investments in subsidiaries	20	**44,723**	34,038
應收附屬公司款項	Amounts due from subsidiaries	40	**294,442**	296,631
			339,165	330,669
流動資產	**Current assets**			
其他應收款項	Other receivables	26	**114**	174
可收回稅項	Tax recoverable		**24**	55
現金及現金等價物	Cash and cash equivalents	27	**599**	32
			737	261
總資產	**Total assets**		**339,902**	330,930
權益	**Equity**			
公司權益持有人應佔股本及儲備	**Capital and reserves attributable to equity holders of the Company**			
股本	Share capital	33	**30,364**	30,423
儲備	Reserves	36	**309,110**	300,087
權益總額	**Total equity**		**339,474**	330,510
流動負債	**Current liabilities**			
應付費用及其他應付款項	Accruals and other payables	30	**428**	420
總權益及負債	**Total equity and liabilities**		**339,902**	330,930
流動資產／(負債)淨值	**Net current assets/(liabilities)**		**309**	(159)
總資產減流動負債	**Total assets less current liabilities**		**339,474**	330,510

劉得還
總裁

陳婉薇
副總裁

LAU Tak Wan
President

CHAN Yuen Mei, Pinky
Vice-president

附註於43頁至126頁為財務報表之整體部份。

The notes on pages 43 to 126 are an integral part of these financial statements.

		附註 Note	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
營運活動之現金流量	**Cash flows from operating activities**			
營運活動產生之現金	Cash generated from operations	37(a)	**68,235**	31,974
已付利息	Interest paid		**(7,077)**	(9,985)
收取利息	Interest received		**224**	1,526
已付香港利得稅款	Hong Kong profits tax paid		**(574)**	(1,402)
已付中國企業所得稅款	Mainland China enterprise income tax paid		**(1,943)**	(3,049)
已付加拿大所得稅款	Canadian income tax paid		**(764)**	(1,408)
營運活動產生之淨現金	**Net cash generated from operating activities**		**58,101**	17,656
投資活動之現金流量	**Cash flows from Investing activities**			
購買物業、機器及設備	Purchases of property, plant and equipment		**(28,623)**	(35,538)
出售物業、機器及設備及土地及土地使用權所得款項	Proceeds from disposal of property, plant and equipment, and leasehold land and land use rights	37(b)	**18,144**	630
出售附屬公司	Disposal of subsidiaries	37(c)	**–**	(17,492)
購買租賃土地及土地使用權	Purchase of leasehold land and land use rights		**–**	(544)
投資活動所用之淨現金	**Net cash used in investing activities**		**(10,479)**	(52,944)
融資活動之現金流量	**Cash flows from financing activities**			
發行股份所得款項	Proceeds from issue of shares		**–**	11,764
購回股份	Purchase of own shares		**(230)**	(114)
新增銀行貸款	New bank borrowings		**904,869**	536,078
償還銀行貸款	Repayment of bank borrowings		**(926,545)**	(493,900)
融資租賃租金支出之本金部份	Payment of capital element of finance lease obligations		**(1,396)**	(2,528)
已支付股息	Dividends paid		**(1,672)**	(7,595)
融資活動(所用)/產生之淨現金	**Net cash (used in)/generated from financing activities**		**(24,974)**	43,705
現金及現金等價物之增加淨額	**Net increase in cash and cash equivalents**		**22,648**	8,417
於四月一日之現金及現金等價物	**Cash and cash equivalents at 1 April**		**103,388**	93,432
外幣滙兌之影響	**Effect on foreign exchange**		**(1,480)**	1,539
於三月三十一日之現金及現金等價物	**Cash and cash equivalents at 31 March**		**124,556**	103,388

附註於43頁至126頁為財務報表之整體部份。

The notes on pages 43 to 126 are an integral part of these financial statements.

		公司權益持有人應佔 Attributable to equity holders of the Company				
		股本 Share capital 千港元 HK$'000 (附註33) (Note 33)	儲備 Reserves 千港元 HK$'000 (附註36) (Note 36)	總額 Total 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	權益總額 Total equity 千港元 HK$'000
於二零零八年四月一日	**At 1 April 2008**	30,423	357,340	387,763	881	388,644
外幣換算差額	Currency translation differences	–	(8,729)	(8,729)	(20)	(8,749)
年度溢利／虧損	Profit/(loss) for the year	–	7,115	7,115	(386)	6,729
重估可供出售財務資產虧損	Revaluation deficits on available-for-sale financial assets	–	(151)	(151)	–	(151)
年度確認之收入及支出總額	Total recognised income and expenses for the year	–	(1,765)	(1,765)	(406)	(2,171)
		30,423	355,575	385,998	475	386,473
購回股份	Purchase of own shares	(59)	(171)	(230)	–	(230)
股息	Dividends	–	(1,672)	(1,672)	–	(1,672)
		(59)	(1,843)	(1,902)	–	(1,902)
於二零零九年三月三十一日	**At 31 March 2009**	30,364	353,732	384,096	475	384,571

附註於43頁至126頁為財務報表之整體部份。 The notes on pages 43 to 126 are an integral part of these financial statements.

		公司權益持有人應佔 Attributable to equity holders of the Company				
		股本 Share capital 千港元 HK$'000 (附註33) (Note 33)	儲備 Reserves 千港元 HK$'000 (附註36) (Note 36)	總額 Total 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	權益總額 Total equity 千港元 HK$'000
於二零零七年四月一日	At 1 April 2007	27,814	342,435	370,249	1,187	371,436
外幣換算差額	Currency translation differences	—	7,186	7,186	912	8,098
年度溢利	Profit for the year	—	6,891	6,891	693	7,584
重估可供出售財務資產收益/(虧損)	Revaluation surplus/(deficits) on available-for-sale financial assets	—	19	19	(80)	(61)
年度確認之收入及支出總額	Total recognised income and expenses for the year	—	14,096	14,096	1,525	15,621
		27,814	356,531	384,345	2,712	387,057
由於行使認股權證而發行股份	Issue of shares upon exercise of warrants	2,627	9,137	11,764	—	11,764
購回股份	Purchase of own shares	(18)	(96)	(114)	—	(114)
出售附屬公司	Disposal of subsidiaries	—	(637)	(637)	(1,831)	(2,468)
股息	Dividends	—	(7,595)	(7,595)	—	(7,595)
		2,609	809	3,418	(1,831)	1,587
於二零零八年三月三十一日	At 31 March 2008	30,423	357,340	387,763	881	388,644

附註於43頁至126頁為財務報表之整體部份。

The notes on pages 43 to 126 are an integral part of these financial statements.

1. 一般資料

台和商事控股有限公司(「本公司」)於一九九四年二月三日根據一九八一年百慕達公司法於百慕達註冊成立為獲豁免有限公司。其註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司於一九九四年四月十四日在香港聯合交易所有限公司(「聯交所」)上市。

本公司及其附屬公司(統稱為「集團」)主要從事設計、發展、生產及經銷電子元器件，合約電子專業生產服務及電子消費產品業務，及經銷及生產個人電腦及數碼產品。集團主要業務位於香港、中國及加拿大。

本財務報表以港元(千港元)呈報。本財務報表於二零零九年七月二十一日獲董事會批准刊發。

1. GENERAL INFORMATION

Daiwa Associate Holdings Limited (the "Company") is a limited liability company incorporated in Bermuda on 3 February 1994 as an exempted company under Companies Act 1981 of Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 14 April 1994.

The Company and its subsidiaries (together the "Group") are principally engaged in the design, development, manufacturing and distribution of electronic components, contract electronic manufacturing services and consumer electronics, and the manufacturing and distribution of personal computer and digital products. The Group operates mainly in Hong Kong, Mainland China and Canada.

These financial statements are presented in thousands of Hong Kong dollars (HK$'000), unless otherwise stated. These financial statements have been approved for issue by the Company's Board of Directors on 21 July 2009.

2. 重要會計政策概要

在編製綜合財務報表中所採用之主要會計政策摘要如下。這些政策在所呈報的所有年度均一致應用，除了另有説明外。

(a) 編製基準

台和商事控股有限公司之綜合財務報表乃根據香港會計師公會製定的香港財務報告準則而編製。綜合財務報表乃根據歷史成本常規法編製，惟若干金融資產及金融負債(包括衍生工具)按公平值計量(如適用)。

編製符合香港財務報告準則之賬目需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇；或涉及對綜合財務報表屬重大假設和估算範疇，在附註4中披露。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basic of preparation

The consolidated financial statements of Daiwa Associate Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They are prepared under the historical cost convention except that certain financial assets and financial liabilities (including derivative financial instruments) are measured at fair value, as appropriate.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The area involving a higher degree of judgement or complexity, or areas where assumption and estimates are significant to the consolidated financial statements, are disclosed in note 4.

2. 重要會計政策概要(續)

(a) 編制基準(續)

下列新準則之修訂及詮釋本乃強制適用於二零零八年四月一日或之後開始的會計期間。

香港會計準則第39號及香港財務報告準則第7號(修訂本)	金融資產之重新分類
香港(國際財務報告詮釋委員會)— 詮釋第12號	服務特許權安排
香港(國際財務報告詮釋委員會)— 詮釋第14號	界定福利資產限額、最低資金要求及兩者的互動關係

除了香港會計準則第39號及香港財務報告準則第7號(修訂本)外，其他有關財務報告的詮釋與本集團之營運無關，因此對本集團之綜合財務報表並無重大影響。

香港會計準則第39號及香港財務報告準則第7號，容許若干金融資產如符合注明的條件，從「持有作買賣用途」及「可供出售」類別中重新分類。香港財務報告準則第7號「金融工具：披露」的相關修訂引入了有關從「持有作買賣用途」及「可供出售」類別中重新分類金融資產的披露規定。此項修訂自二零零八年七月一日起生效。此項修訂對本集團財務報表並無任何影響，因為本集團並無重新分類任何金融資產。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basic of preparation *(continued)*

The following new amendments and interpretations are mandatory for the accounting period beginning on or after 1 April 2008.

HKAS 39 and HKFRS 7 (Amendments)	Reclassification of Financial Assets
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 14	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Except for the Amendments to HKAS 39 and HKFRS 7, these interpretations to financial statements are not relevant to the Group's operations and consequently do not have a significant impact to the consolidated financial statements.

The Amendments to HKAS 39 and HKFRS 7 permit reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to HKFRS 7, "Financial instruments: Disclosures", introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective from 1 July 2008. This amendment does not have any impact on these consolidated financial statements, as the Group has not reclassified any financial assets.

2. 重要會計政策概要(續)

(a) 編制基準(續)

下列為已頒佈但尚未生效且本集團並無提早採用的新訂準則、準則之修訂及詮釋本。

香港會計準則第1號(經修訂)	財務報表的呈報[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港會計準則第27號(經修訂)	綜合及獨立財務報表[2]
香港會計準則第32號及香港會計準則第1號(修訂本)	可認沽金融工具及清盤時產生的責任[1]
香港會計準則第39號(修訂本)	合資格對沖項目[2]
香港財務報告準則第1號(經修訂)	首次採納香港財務報告準則[2]
香港財務報告準則第1號及香港會計準則第27號(修訂本)	於附屬公司、共同控制實體或聯營公司的投資成本[1]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basic of preparation *(continued)*

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted by the Group.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 and HKAS 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKAS 39 (Amendment)	Eligible Hedged Items[2]
HKFRS 1 (Revised)	First-time Adoption[2]
HKFRS 1 and HKAS 27 (Amendments)	Cost of Investments in a Subsidiary, Jointly Controlled Entities or Associates[1]

2. 重要會計政策概要(續)

(a) 編制基準(續)

香港財務報告準則第2號(修訂本)	以股份為基礎的付款—歸屬條件及註銷[1]
香港財務報告準則第3號(經修訂)	企業合併[2]
香港財務報告準則第7號(修訂本)	改善有關金融工具的披露[1]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告準則詮釋委員會)—詮釋第9號及香港會計準則第39號(修訂本)	嵌入式衍生工具[5]
香港(國際財務報告準則詮釋委員會)—詮釋第13號	客戶忠誠度計劃[3]
香港(國際財務報告準則詮釋委員會)—詮釋第15號	房地產建築協議[1]
香港(國際財務報告準則詮釋委員會)—詮釋第16號	對沖海外業務淨投資[4]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basic of preparation *(continued)*

HKFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 7 (Amendment)	Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 9 and HKAS 39	Embedded Derivatives[5]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[3]
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate[1]
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation[4]

2. 重要會計政策概要(續)

(a) 編制基準(續)

香港(國際財務報告準則詮釋委員會)—詮釋第17號	向擁有人分派非現金資產[2]
香港(國際財務報告準則詮釋委員會)—詮釋第18號	自客戶轉讓資產[6]

[1] 由二零零九年一月一日或之後開始的年度期間起生效
[2] 由二零零九年七月一日或之後開始的年度期間起生效
[3] 由二零零八年七月一日或之後開始的年度期間起生效
[4] 由二零零八年十月一日或之後開始的年度期間起生效
[5] 由二零零九年六月三十日或之後結束的年期間起生效
[6] 由二零零九年七月一日或之後自客戶收取的資產轉讓生效

對於採納香港財務報告準則第3號(經修訂)及香港會計準則第27號(經修訂)對本集團業績及財務狀況的影響，將視乎二零一零年四月一日或之後發生的業務合併情況及時間而定。

董事預期採納其他新準則、準則之修訂及詮釋本不會對本集團業績及財務狀況構成重大影響。

此外，香港會計師公會亦分別於二零零八年十月及二零零九年五月出版改善項目對現有準則公佈多項修訂。該等修訂預期不會對本集團業績及財務狀況構成重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Basic of preparation *(continued)*

HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners[2]
HK(IFRIC)-Int 18	Transfers of Assets from Customers[6]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 July 2009
[3] Effective for annual periods beginning on or after 1 July 2008
[4] Effective for annual periods beginning on or after 1 October 2008
[5] Effective for annual periods ending on or after 30 June 2009
[6] Effective for transfer of assets from customers received on or after 1 July 2009

The effect that the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) will have on the results and financial position of the Group will depend on the incidence and timing of business combinations occurring on or after 1 April 2010.

The directors anticipate that the adoption of other new standards, amendments and interpretations to standards will not result in a significant impact on the results and financial position of the Group.

In addition, HKICPA also published a number of amendments for the existing standards under its annual improvement project issued in October 2008 and May 2009. These amendments are not expected to have a significant financial impact on the results and financial position of the Group.

2. 重要會計政策概要(續)

(b) 綜合賬目

綜合財務報表包括本公司及其全部附屬公司截至三月三十一日止之財務報表。

(i) 附屬公司

附屬公司乃指本集團有權監控其財務及營運政策之所有實體(包括特別目的之實體),一般表示本集團擁有該實體半數以上投票權。在評定本集團是否控制另一實體時,目前可行使或可兑換之潛在投票權之存在及影響均予考慮。附屬公司之賬目自控制權轉讓予本集團之日起全面綜合計入,並自該控制權終止之日停止綜合計入賬目。

就本集團收購附屬公司以收購會計法入賬。收購成本按所給予資產、所發行股本工具及所產生或承擔負債於交換日期之公平值,另加收購之直接應佔成本計量。於業務合併取得之可識別資產以及承擔之負債及或然負債,而不論任何少數股東權益之數額,初步按收購日期之公平值計量。收購成本超出本集團應佔所取得可識別資產淨值公平值之差額乃入賬為商譽。倘收購成本少於所收購附屬公司資產淨值之公平值,則有關差額直接於綜合損益表確認。

集團內公司間之交易以及集團內公司間之交易所產生結餘及未變現收益均予以對銷。未變現虧損亦會對銷。附屬公司之會計政策已作所需變動,以確保與本集團所採納政策一致。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 March.

(i) Subsidiaries

Subsidiaries are entities, including special purpose entities, over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策概要(續)

(b) 綜合賬目(續)

(i) 附屬公司(續)

於附屬公司之投資在本公司資產負債表以成本值扣減減值虧損撥備入賬(如有)。附屬公司之業績由本公司按已收及應收股息基準入賬。

(ii) 少數股東權益交易

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識別的商譽(扣除任何減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括長期權益，該部份為本集團於聯營公司的投資淨值內，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(i) *Subsidiaries (continued)*

In the Company's balance sheet the investments in subsidiaries are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) *Transactions with minority interests*

The Group applies a policy of treating transactions relating to equity interests in the subsidiaries with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group and are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) *Associated companies*

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in an associated company is accounted for using the equity method of accounting and is initially recognised at cost. The Group's investment in an associated company includes goodwill identified on acquisition, net of any impairment loss.

The Group's share of its associated company's post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any long-term interest that, in substance, form part of the Group's net investment in the associated company, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

2. 重要會計政策概要(續)

(b) 綜合賬目(續)

(iii) 聯營公司(續)

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

(iv) 共同控制實體

共同控制實體指涉及成立法團、合夥經營或其他實體之合營企業，當中每名合營方均擁有權益。該實體之經營方式與其他實體相同，惟合營方之間合約安排規定彼等對有關實體之經濟活動擁有共同控制權。

於共同控制實體之投資以權益會計法入賬，初步按成本確認。本集團之應佔共同控制實體收購後溢利或虧損於綜合損益表確認，而應佔收購後儲備變動則於儲備確認。累計收購後變動於投資賬面值調整。倘本集團應佔共同控制實體之虧損相等於或超出其於該共同控制實體之投資(包括長期權益，該部份為本集團於共同控制實體的投資淨值內)，本集團不會進一步確認虧損，除非本集團已代表共同控制實體承擔負債或付款。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Consolidation *(continued)*

(iii) *Associated companies* *(continued)*

Unrealised gains on transactions between the Group and its associated company are eliminated to the extent of the Group's interests in the associated company. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associated company have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv) *Jointly controlled entity*

A jointly controlled entity is an entity established under a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to a joint control and none of the participating parties has unilateral control over the economic activity.

In the consolidated financial statements, investment in a jointly controlled entity is accounted for by the equity method of accounting and is initially recognised at cost. The Group's share of post-acquisition profits or losses of the jointly controlled entity is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any long-term interest that, in substance, form part of the Group's net investment in the jointly controlled entity, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

2. 重要會計政策概要(續)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) 綜合賬目(續)

(iv) 共同控制實體(續)

本集團與其共同控制實體間之交易所產生未變現收益與本集團於該共同控制實體之權益對銷。惟交易有證據顯示所轉讓資產出現減值則除外，未變現虧損亦會對銷。共同控制實體之會計政策在必要情況下已予以修訂，以確保符合本集團所採納之政策。

(c) 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報有別於在其他經濟環境中營運的分部。

(d) 外幣換算

(i) 功能和呈報貨幣

本集團旗下各公司之財務報表所列項目均採用有關公司營業所在之主要經濟環境通用之貨幣(「功能貨幣」)為計算單位。綜合財務報表以港元呈報。港元為本公司之功能貨幣及本集團之呈報貨幣。

(ii) 交易及結餘

外幣交易按交易當日適用之匯率兌換為功能貨幣。因結算交易及按結算日匯率換算貨幣資產和負債產生之外匯損益均於損益表確認。

(b) Consolidation *(continued)*

(iv) Jointly controlled entity (continued)

Unrealised gains on transactions between the Group and its jointly controlled entity are eliminated to the extent of the Group's interest in the jointly controlled entity. Unrealised losses are also eliminated unless the transactions provide evidence of an impairment of the assets transferred. Accounting policies of the jointly controlled entity have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollar ("HK$"), which is the Company's functional and the Group's presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2. 重要會計政策概要(續)

(d) 外幣換算(續)

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

(ii) 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

(iii) 所有由此產生的匯兌差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兌差額列入股東權益。售出或清理部分海外業務時，該等匯兌差額在綜合損益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市匯率換算。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Foreign currency translation *(continued)*

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. 重要會計政策概要*(續)*

(e) 土地租賃及土地使用權

土地租賃及土地使用權於營運租賃內列賬，有關金額按成本減去累計攤銷及累計減值損失(如有)列賬。成本主要包含支付廠房及物業所在土地之使用權之金額。土地使用權得到相關使用權開始，為期由38至69年不等。租賃及土地使用權攤銷按任賃期直線法計算。

(f) 物業、機器及設備

物業、機器及設備(在建工程除外)均按歷史成本減累計折舊及累計減值虧損(如有)入賬。歷史成本包括收購有關項目直接應佔開支。

當與項目有關之未來經濟利益可能流入本集團，而該項目成本能可靠計算時，其後成本方會計入資產之賬面值或確認為獨立資產(按適用情況而定)。其他維修及保養費用於產生期間於損益表支銷。

物業、機器及設備之折舊以直線法或剩餘價值法於各資產估計可用年期內攤分其成本至剩餘價值，所採用年率如下：

物業	直線法2%
廠房設備及機器	剩餘價值法15%
裝修、傢俬及設備	剩餘價值法10%至33%
汽車	剩餘價值法15%至33%
模具及工具	剩餘價值法15%至50%

固定資產中之融資租賃亦按照以上之年率作出折舊。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Leasehold land and land use rights

Leasehold land and land use rights are stated at cost less accumulated amortisation and accumulated impairment losses, if any. Cost mainly represents consideration paid for the rights to use the land on which various plants and buildings are situated for a period of 38 to 69 years from the date the respective right was granted. Amortisation of leasehold land and land use rights is calculated on a straight-line basis over the period of leases.

(f) Property, plant and equipment

Property, plant and equipment other than construction-in-progress are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the income statement during the period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line or reducing balance methods to allocate cost of each asset to their residual values over their estimated useful lives, as follows:

Buildings	straight-line 2%
Plant and machinery	reducing balance 15%
Leasehold improvements furniture, fixtures and equipment	reducing balance 10% to 33%
Motor vehicles	reducing balance 15% to 33%
Moulds and tooling	reducing balance 15% to 50%

Assets held under finance leases are depreciated on the same basis as described above.

2. 重要會計政策概要*(續)*

(f) 物業、機器及設備*(續)*

資產之剩餘價值及可用年期於各結算日審閱及調整(如適用)。倘資產之賬面值高於其估計可收回金額，則其賬面值即時撇減至可收回金額*(附註2(h))*。

出售有關物業、機器及設備資產之損益透過比較所得款項淨值與賬面值釐定，並計入損益表。

在建工程乃指在建築期間之廠房，並以成本減累積減值虧損入賬。成本包括樓宇建築成本及在興建期間為該等資產融資借貸所產生的利息費用及其他建築直接成本。所有其他借貸產生的利息費用均是成本。在建工程截至相關資產建設完成且可作擬定用途前不會計提折舊。有關資產投入使用時，該等成本會撥歸其他物業、廠房及設備，並按上文所載的政策折舊。

(g) 商譽

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司的淨可識辨資產公平值及或然負債得出的數額。收購附屬公司的商譽包括在無形資產內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言，商譽會分配至現金產生單位。預期會從產生商譽之業務合併中獲益之現金產生單位或現金產生單位組別會獲分配商譽。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(f) Property, plant and equipment *(continued)*

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount *(Note 2(h))*.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Construction-in-progress represents factory premises under construction and is stated at cost less accumulated impairment losses, if any. Cost includes the costs of construction, interest charges arising from borrowings used to finance these assets during the period of construction and other direct costs attributable to the construction. All other borrowing costs are expensed. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for the intended use. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policy as stated above.

(g) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets and contingent liabilities of the acquired subsidiaries at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and is carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2. 重要會計政策概要(續)

(h) 附屬公司、聯營公司共同控制實體及非金融資產的減值

沒有確定使用年期或未可使用之資產無需攤銷，及至少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

(i) 金融資產

本集團將其金融資產分類為以下類別：按公平值計入損益、貸款及應收款，以及可供出售。分類視乎收購金融資產之目的而定。管理層於初步確認金融資產時將其分類。

(a) *按公平值計入損益之金融資產*

按公平值計入損益之金融資產為持作買賣之金融資產。倘收購一項金融資產之主要目的為在短期內出售，則該項資產會分類作此類別。衍生工具除非被指定作對沖，否則均歸入持作買賣之類別。此分類之資產分類為流動資產。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(h) Impairment of investments in subsidiaries, an associated company, a jointly controlled entity and non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation, and are at least tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash-generating units"). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(i) Financial Assets

The Group classifies its financial assets into the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are financial assets held for trading or those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

2. 重要會計政策概要(續)

(i) 金融資產(續)

(b) 貸款及應收款項

貸款及應收款項為有固定式可釐定付款且沒有在活躍市場上報價。包括在流動資產內但若到期日由結算日起計過12個月者，則分類為非流動資產。貸款及應收款項包括應收貿易賬項、貸款及其他應收款項。

(c) 可供出售金融資產

可供出售金融資產乃指定為此類別或不屬於其他任何類別之非衍生金融工具。除非管理層有意在結算日後十二個月內將資產出售，否則資產應列為非流動資產。

經常性投資買賣在交易日(即本集團承諾購買及出售之日期)確認。所有並非按公平值計入損益賬之金融資產之投資初步以公平值加交易成本入賬。按公平值計入損益列賬之金融資產初步以公平值確認，交易成本屬於損益表支銷。若從投資收取現金流量之權利已過期或已轉移及本集團已將所有權之重要風險及回報轉移，金融資產將不予確認。可供出售金融資產及按公平值計入損益之金融資產其後以公平值列賬。貸款及應收賬款初步按公平值確認，其後使用實際利率法按攤銷成本扣除任何減值撥備列賬。

因「按公平值計入損益之金融資產」類別內公平值變動產生之盈虧，及來自於損益表之金融資產之股息收入，於產生期間在損益表內確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Financial Assets *(continued)*

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables include trade and notes receivables, loans and other receivables.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on trade-date, that is the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transactions costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are initially recognised at fair value and subsequently carried at amortised cost using effective interest method, less any provision for impairment.

Gains or losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are presented in the income statement in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payments is established.

2. 重要會計政策概要(續)

(i) 金融資產(續)

歸類為可供出售金融資產之貨幣性證券(以外幣計),其公平值變動可分為由已攤銷成本變動所引致之滙兑差異,及其他賬面值變動。貨幣性證券之滙兑差異於損益表入賬,而非貨幣性證券之滙兑差異則在權益內反映。歸類為可供出售金融資產之貨幣性及非貨幣性證券之公平值之變動在權益內反映。

當分類為可供出售的證券售出或減值時,在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。若本集團收取股息之權利已確定,可供出售股權工具之股息可在損益表確認。

上市投資之公平值乃按其現行買價而釐定。如金融資產在市場上並不活躍(及對非上市證券而言),本集團採用評估方法確定公平值。這包括最近期之經公平磋商後釐定之交易、對其他相類工具之參考、貼現現金流量分析及期權定價模式,盡量採用市面上之資料,及盡量減少使用個別企業因素。

本集團於每個結算日評估某單一金融資產或金融資產組合在減值時有否客觀之證明。若權益證券歸類為可供出售金融資產,證券公平值嚴重或長期低於其成本時,便是一種減值跡象。如可供出售金融資產存在任何此等証明,則累計虧損(以購入成本及現在之公平值之差異,扣減該金融資產先前已在損益表確認之任何減值虧損)須自權益內移除,及在損益表入賬。股權工具之減值虧損,在損益表反映後,則不能在損益賬沖回。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Financial Assets *(continued)*

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in the income statement; translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities. Dividends on available-for-sale equity instruments are recognised in the income statement as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

2. 重要會計政策概要(續)

(j) 衍生金融工具之會計處理

衍生工具初步按於衍生工具合約訂立日期之公平值確認，其後按公平值重新計量。確認所產生之收益或虧損的方法取決於該衍生工具是否指定作對沖工具，如指定為對沖工具，則取決於其所對沖項目之性質。由於集團的衍生金融工具並不符合資格作對沖會計處理，衍生工具之公平值變動須立即於損益表入賬。

(k) 存貨

存貨按成本及可變現淨值兩者的較低者列賬。成本乃按加權平均基準之方法計算。製成品及在製品的成本包括原材料、直接勞工、其他直接成本和相關的生產經常開支(依據正常營運能力)。這不包括貸款成本。可變現淨值為在通常業務過程中的估計銷售價，減適用的變動銷售費用。

(l) 應收賬款及其他應收款項

應收賬款及其他應收款項須初步按公平值確認，其後以有效利率法按攤銷成本減減值撥備(如有)計算。當有客觀證據顯示本集團將不能按應收款項原本期限收回全數款項時，須即就應收賬款及其他應收款項作出撥備。撥備金額為資產賬面值與按有效利率折讓之估計未來現金流量現值之間之差額。資產賬面值於使用撥備賬目過程中減少，虧損金額在損益賬確認為其他經營開支。倘應收賬款無法收回，則於撥備賬目中撇銷應收賬款。其後收回的之前撇銷款項在損益表入帳。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair values. The method of recognising the resulting gains or losses depends on whether the derivative is designated and qualified as a hedging instrument, and if so, the nature of the item being hedged. Since the derivative financial instruments entered into by the Group do not qualify for hedge accounting, changes in the fair value of any derivative instruments are recognised immediately in the income statement.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by using the weighted average method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(l) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within administrative expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequently recoveries of amounts previously written off are credited to the income statement.

2. 重要會計政策概要(續)

(m) 現金及現金等價物

現金及現金等價物包括手頭現金、銀行通知存款及銀行透支。銀行透支在資產負債表的流動負債項中貸款內列示。

(n) 財務負債及權益

集團推行之財務負債及權益工具按照契約安排分類及定義為財務負債及權益工具。財務負債(包括應付營業賬項及其他應付款項)乃是以公平值計算及使用有效利息方法。權益工具是任何契約不符合財務負債的定義及有根據顯示對集團扣除所有負債後還有剩餘權益。

普通股分類為權益。發行新股或購股權之應佔成本扣除税項後將收益直接於權益中扣除。

當任何集團公司購入公司之股本，其權益代價支付「包括應付直接成本」，由保留盈利轉到股本贖回儲備。

(o) 借貸

借貸初步以公平值(扣除所產生交易成本)確認。借貸其後以攤銷成本列賬。所得款項(扣除交易成本)與贖回價值間之差額，乃以有效利率法於借貸期間在損益表確認。

除非本集團有權無條件將債項延長至結算日後最少十二個月後清償，否則借貸歸類為流動負債。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(n) Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. Financial liabilities (including trade payables and other payables) are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. An equity instrument is any contract that does not meet the definition of financial liability and evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs, net of tax, directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Where any group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs, is transferred from retained profits to capital redemption reserve.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2. 重要會計政策概要(續)

(p) 借貸成本

建設任何合資格資產的借貸成本於有關資產需要落成及達致其擬定用途的期間撥作資本。所有借貸成本於產生期間計入損益賬。所有借貸成本均於發生年度內在損益表支付。

(q) 當期及遞延所得税

當期所得税支出根據本集團及聯營公司及共同控制實體營運及產生應課税收入的國家於結算日已頒佈或實質頒佈的税務法例計算。管理層就適用税務法例詮釋所規限的情況定期評估報税表的狀況，並在適用情況下根據預期須向税務機關支付的税款設定撥備。

遞延所得税乃就資產及負債之税基與其於財務報表所示賬面值之間暫時差額，以負債法作出全數撥備。然而，倘遞延所得税乃產生自於交易(業務合併除外)中對資產或負債之初步確認，而交易當時並無影響會計或應課税溢利或虧損，則不會列賬。遞延所得税乃以於結算日已頒佈或實際頒佈之税率及法律釐定，並預期於變現相關遞延所得税資產或償還遞延所得税負債時適用。

所確認遞延所得税資產以預期日後可能出現應課税溢利用作抵銷暫時差額為限。

除非本集團可控制撥回該暫時差額之時間，及該暫時差額不大可能於可預見將來撥回，本集團就於附屬公司、聯營公司及共同控制實體之投資所產生暫時差額作出遞延所得税撥備。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(p) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. All borrowing costs are charged to the income statement in the period in which they are incurred.

(q) Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group and its associated company and jointly controlled entity operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, an associated company and a jointly controlled entity, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2. 重要會計政策概要(續)

(r) 僱員福利

(i) 退休金責任

本集團參與若干可供所有相關僱員享受的界定供款退休福利計劃。該等計劃一般以向政府成立的計劃或信託管理基金支付款項之方式運作。界定供款計劃指本集團以強制、合約或自願基準向獨立實體作出供款之退休金計劃。倘基金並無足夠資產就本期及過往期間之僱員服務向所有僱員支付福利,本集團並無法定或推定責任作出進一步供款。

本集團向界定供款計劃所作的供款於發生時確認為開支,在適合況下,會以沒收自該等於供款悉數歸屬前離開計劃之僱員之供款扣減。

(ii) 花紅計劃

當本集團因僱員已提供之服務而產生現有法定或推定責任,而該責任金額可靠估算時,酌情發放之花紅之預計成本將被確立為負債。酌情發放之花紅之負債預期在十二個月內支付,並以預計需付之金額計算。

(iii) 僱員應享假期

僱員的年假權利於僱員應享時確認。本集團就僱員截至結算日止已提供的服務而享有的年假的估計負債作出撥備。

僱員應享的病假及產假於休假前不予確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(r) Employee benefits

(i) Pension obligation

The Group participates in various defined contribution retirement benefit plans which are available to all relevant employees. These plans are generally funded through payments to schemes established by government or trustee-administrated funds. A defined contribution plan is a pension plan under which the Group pays contributions on a mandatory, contractual or voluntary basis into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Group's contributions to defined contribution plans are expensed as incurred, and, where appropriate, are reduced by contributions forfeited by those relevant employees who leave the scheme prior to vesting fully in the contributions.

(ii) Bonus plan

The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities of bonus plan are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

(iii) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

2. 重要會計政策概要(續)

(s) 租賃(作為承租人)

(i) 融資租約

凡資產擁有權之絕大部分風險及回報轉讓予本集團之租約，均列作融資租約。融資租約在開始時按租賃資產之公平值及最低租金付款之現值(以較低者為準)撥充資本。每期租金均分攤為負債及財務費用，以達到每期尚未償還的融資結餘按等額比率扣除。相應租賃承擔在扣除財務費用後計入流動及非流動借貸內。財務費用之利息部分於租約期內在損益表確認，使財務費用與每個期間之負債餘額之比為常數定期利率。

(ii) 經營租約

凡資產擁有權之絕大部分風險及回報仍歸出租公司所有之租約，均列作經營租約。根據經營租約作出之付款(扣除出租公司給予之任何優惠)在租期內以直線法自損益表中扣除。

(t) 收入及收益確認

收入包括銷售貨品及服務已收或應收代價之公平值。收入在扣除增值稅、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

本集團於能可靠計量收益及收入金額，且可能有未來經濟利益流入公司以及本集團以下各項業務符合特定條件時確認收益及收入。除非與銷售有關之所有或然事項均已解決，否則收益之金額不被視為能夠可靠計量。本集團根據過往業績作出估計，並經考慮客戶類別、交易類別及各項安排之特定因素。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Leases (as the lessee)

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities, where appropriate. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(ii) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease periods.

(t) Revenue and income recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

2. 重要會計政策概要（續）

(t) 收入及收益確認（續）

(i) 銷售貨品

當銷售貨品於集團實體向客戶交付產品、客戶接受產品及能合理保證相關應收款項能收回後，銷售貨品之收益即確認入賬。

(ii) 利息收入

利息收入以有效利率法按時間比例基準確認。

(iii) 租金收入

營業租約租金收入按租期以直線法確認。

(u) 股息分派

向本公司權益持有人分派之股息於本公司股東或董事（如適用）批准股息期間在財務報表確認為負債。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(t) Revenue and income recognition *(continued)*

(i) Sales of goods

Revenue from the sale of goods is recognised when a group entity has delivered products to the customer, the customer has accepted the products and collectivity of the related receivables is reasonably assured.

(ii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(iii) Rental income

Rental income under operating leases is recognised on a straight-line basis over the lease periods.

(u) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or directors, where appropriate.

3. 財務風險管理

3.1 財務風險因素

本集團經營活動面對各種財務風險，包括外匯風險、價格風險、信貸風險、流動資金風險及現金流量及公平值利率風險。本集團整體風險管理計劃針對難以預測的金融市場，以將對本集團財務表現的潛在不利影響降至最低。

管理層定期監察本集團之財務風險。用作對沖若干風險的財務衍生金融工具均由本集團董事局批准的政策所規管。本集團一般會透過簽訂遠期外匯合約以管理其匯兑風險。本集團並無運用衍生金融工具作投機活動。

(a) 外匯風險

本集團業務主要位於香港、中國及加拿大，其大部份交易以港元、人民幣、美元及加元結算。倘日後商業交易或已確認資產及負債以非公司功能貨幣之貨幣計值，則外匯風險將會產生。本集團主要面臨美元，人民幣及加元的外匯風險。由於港元與美元掛鈎，管理層認為由美元產生之外滙風險屬相對輕微。

管理層已訂立政策，要求集團公司管理與其功能貨幣有關的外匯風險。管理主要包括有關集團公司因銷售及購貨以非公司功能貨幣而引起之風險。集團亦定期檢討外匯風險及使用遠期合約去管理外匯風險，詳情載於附註31。

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, price risk, credit risk, liquidity risk, and cash flow and fair value interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Management regularly monitors the financial risks of the Group. The use of derivative financial instruments to hedge certain risk exposures is governed by the Group's policies approved by the Board of Directors of the Company. The Group would normally enter into certain forward foreign exchange contracts to manage its exchange risks. The Group does not use derivative financial instruments for speculative purposes.

(a) Foreign exchange risk

The Group mainly operates in Hong Kong, the People's Republic of China ("PRC") and Canada with most of the transactions settled in United States dollar ("US$"), HK$, Chinese Renminbi ("RMB") and Canadian dollar ("CAD"). Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group is exposed to foreign exchange risk from various currency exposures, primarily with respect to US$, CAD and RMB. Since HK$ is pegged to US$, management are of the opinion that the exchange rate risk exposure arising from US$ is insignificant.

Management has a policy to require group companies to manage their foreign exchange risk against functional currency. It mainly includes managing the exposures arise from sales and purchases made by the relevant group companies in currencies other than their own functional currencies. The Group also manages its foreign exchange risk by performing regular reviews of the Group's net foreign exchange exposures and has entered into certain foreign exchange contracts to manage foreign exchange risks, details of which have been disclosed in note 31.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(a) ***外匯風險(續)***

於二零零九年三月三十一日，本集團應收聯營公司賬項、若干應收營業賬項、現金及銀行結餘及應付營業賬項以外幣計值，詳情於財務報表相關附註披露。

於二零零九年三月三十一日，倘港元對其他外幣貶值／升值5%且所有其他因素保持不變，則年度稅後溢利將會增加／減少約161,000港元(二零零八年：增加／減少171,000港元)，主要是因換算以外幣列值的財務資產及負債而產生的匯兌虧損／收益(二零零八年：收益／虧損)。

(b) ***價格風險***

本集團面對之股本證券價格風險乃源於綜合資產負債表分類為可供出售金融資產的投資。由於可供出售金融資產對集團的重要性相對不大，因此管理層認為該可供出售金融資產的任何合理公平價值轉變對集團影響不大。據此，並沒有呈列關於價格風險的敏感性分析。

(c) ***信貸風險***

本集團並無高度集中的信貸風險。載於綜合資產負債表的銀行結餘、衍生金融工具、應收營業賬項及應收票據、按金及其他應收款、應收聯營公司款項及可供出售金融資產的賬面值為本集團財務資產所承受的最大信貸風險。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(a) ***Foreign exchange risk*** *(continued)*

As at 31 March 2009, the amount due from an associated company, certain of the Group's receivables, cash and bank balances and trade payables were also denominated in foreign currencies, details of which have been disclosed in the respective notes to the financial statements.

At 31 March 2009, if HK$ had weakened/strengthened by 5% against other foreign currencies, with all other variables held constant, post-tax profit for the year would have been approximately HK$161,000 lower /higher (2008: HK$171,000 higher/lower), mainly as a result of foreign exchange losses/gains (2008: gains/ losses) on translation of foreign currency-denominated financial assets and liabilities.

(b) ***Price risk***

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale. As the available-for-sale financial assets are relatively insignificant to the Group, management considers that any reasonable changes in the fair value of the available-for-sale financial assets would not have a significant financial impact to the Group. Accordingly, no sensitivity analysis is presented for the price risk.

(c) ***Credit risk***

The Group has no significant concentrations of credit risk. The carrying amounts of cash at bank, derivatives financial instruments, trade and notes receivables, deposits and other receivables, amount due from an associated company and available-for-sale financial assets included in the consolidated balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(c) 信貸風險(續)

本集團大部分銀行結餘由位於香港、中國及加拿大的大型金融機構持有；所有衍生金融工具亦與該等金融機構簽訂，管理層認為屬於高信貸質量。本集團採取限額政策以限制對任何金融機構的信貸風險且管理層並不預期會出現任何因該等金融機構不履約而產生的虧損。

集團已制訂政策保証銷售的客戶均有良好信貸記錄及集團定期評估客戶的信貸錄。集團一般不會要求客戶提供抵押。

於二零零八年及二零零九年三月三十一日，於其他應收款項中，包括集團貸款3,868,000港元予一家獨立第三者公司，詳情載於附註26。該款項原本於於二零零八年九月償還，經過集團及該獨立第三者雙方同意後，協議該款項到期日延長至二零零九年八月三十一日。董事已就該獨立第三者的還款能力作出評估，認為他們缺乏還款能力的信貸風險較低，因此於二零零九年三月三十一日並無對該應收款項提取撥備。

應收聯營公司款項主要與聯營公司交易得來，詳情載於附註40。於二零零九年三月三十一日，部份應收聯營公司的賬款已逾期但並無提取撥備，因為該等應收款已取得聯營公司的資產作抵押，而該聯營公司亦有持續還款。董事認為由於集團對聯營公司的財務及營運有顯著影響力，因此應收聯營公司款項的信貸風險相對較低，並相信不會因其拖欠而構成損失。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(c) ***Credit risk*** *(continued)*

Substantially all of the Group's cash at bank are deposited in major financial institutions located in Hong Kong, the PRC and Canada; all derivatives financial instruments are also entered into with these financial institutions, which management believes are of high credit quality. The Group has a policy to limit the amount of credit exposure to any financial institution and management does not expect any losses arising from non-performance by these counterparties.

The Group also has policies in place to ensure that sale of products are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collaterals from trade debtors.

As at 31 March 2008 and 2009, included in other receivables of the Group was a loan due from an independent third party company of HK$3,868,000, details of which have been disclosed in Note 26. The amount was originally scheduled to be repayable by September 2008 whereby it was mutually agreed between the Group and the third party to extend the relevant terms of the agreement to 31 August 2009. The directors have assessed the financial strength of the third party and are of the opinion that credit risk from non-performance by this third party is relatively low and there is no impairment on such receivable as at 31 March 2009.

The amount due from an associated company is mainly arisen from trading transactions with the associated company, details of which are disclosed in Note 40. As at 31 March 2009, certain of the amount due from the associated company was overdue but not considered to be impaired as these receivables are secured by the assets of the associated company and continuous settlement have been received. The directors are of the opinion that as the Group has significant influence over the financial and operating decision of the associated company, the risk of default from the associate company is relatively low and do not anticipate any losses arising from non-performance by the counterparty.

3. 財務風險管理(續)

3.1 財務風險因素(續)

(c) 信貸風險(續)

管理層定期根據債務人付款紀錄、逾期時間、財務狀況及有否存在交易爭議，對能否收回應收營業及其他應收款項進行整體及個別評估。本集團過往未收回之賬項及其他應收款項並無超出有關撥備額，而董事認為，已就不可收回之應收賬款於財務報表中作出充份撥備。

(d) 流動資金風險

審慎的流動資金風險管理指維持充足的現金及現金等價物，及透過充裕之已承擔信貸融資以維持可供動用資金。

本集團的主要現金需求是為添置及提升物業、廠房及設備、償付有關債務，以及支付應付營業賬項及其他應付款及經營開支。本集團透過內部資源與銀行借款等不同組合為其營運資本所需提供資金(如需要)。

本集團的政策是定期監察當前及預期的流動資金需求以確保維持足夠現金及現金等價物，及透過足夠金額的承擔信貸，以滿足短期及長期的流動資金所需。

下表載列根據由結算日至合約到期日的剩餘期間本集團相關到期類別的財務負債分析。下表披露的金額為基於本集團需要償付的最早日期訂約非貼現現金流量。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factors *(continued)*

(c) *Credit risk (continued)*

Management makes periodic collective assessment as well as individual assessment on the recoverability of trade and other receivables based on historical payment records, the length of the overdue period, the financial strength of the trade and other debtors and whether there are any disputes with the relevant debtors. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances and directors are of the opinion that adequate provision for uncollectible receivables has been made in these financial statements.

(d) *Liquidity risk*

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Group's primary cash requirements have been for additions of and upgrades on property, plant and equipment, settlement of borrowings, payment for trade and other payables and payment for operating expenses. The Group mainly finances its working capital requirements through a combination of internal resources and bank borrowings, as necessary.

The Group's policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

The table below analyses the Group's financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flow based on the earliest date on which the Group can be required to pay.

3. 財務風險管理(續)

3. FINANCIAL RISK MANAGEMENT (continued)

3.1 財務風險因素(續)

3.1 Financial risk factors (continued)

(d) 流動資金風險(續)

(d) Liquidity risk (continued)

		一年內 Within 1 year 千港元 HK$'000	一年至兩年 Between 1 and 2 years 千港元 HK$'000	二年至五年 Between 2 and 5 years 千港元 HK$'000
集團	**Group**			
二零零九年三月三十一日	**At 31 March 2009**			
銀行貸款	Borrowings	165,353	35,309	–
應付營業賬項	Trade payables	138,826	–	–
應付費用及其他應付款項	Accruals and other payables	18,102	–	–
衍生金融工具	Derivative financial instruments	34	–	–
二零零八年三月三十一日	At 31 March 2008			
銀行貸款	Borrowings	176,364	31,446	17,146
應付營業賬項	Trade payables	161,071	–	–
應付費用及其他應付款項	Accruals and other payables	26,781	–	–
衍生金融工具	Derivative financial instruments	2,484	3,795	–

所有公司之財務負債均按合約於十二個月內償還。

All the Company's financial liabilities are due for settlement contractually within 12 months.

(e) 現金流量及公平值利率風險

(e) Cash flow and fair value interest-rate risk

本集團並無重大計息資產。除銀行存款，本集團的收入及經營現金流量大致上不受市場利率變動的影響，而有關銀行結餘的詳情在附註27披露。本集團所涉及的利率變動風險主要來自借款，有關詳情在附註28披露。按浮動利率計息的借款使本集團面對現金流量風險，而按固定利率計息的借款則使本集團面對公平值利率風險。本集團並無利用任何利率掉期安排對沖利率風險。

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets except for the cash at bank, details of which are disclosed in note 27. The Group's exposure to changes in interest rates is mainly attributable to its bank borrowings, details of which are disclosed in note 28. Borrowings carry at floating rates expose the Group to cash flow interest rate risk whereas those carry at fixed rates expose the Group to fair value interest rate risk. The Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

於二零零九年三月三十一日，倘借貸利率增多／減少50點子且所有其他變量保持不變，則年度稅後溢利將會減少／增多291,000港元(二零零八年：減少／增多293,000港元)，主要是因浮動借貸利率的利息費用增加／減少。

As at 31 March 2009, if the interest rates on borrowings had been 50 basis points higher/lower, with all other variables held constant, post-tax profit for the year would have been HK$291,000 (2008: HK$293,000) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings.

3. 財務風險管理(續)

3.2 公平值估計

本集團流動金融資產之賬面值包括現金及現金等價物、應收營業賬項及應收票據，應收聯營公司款、按金及其他應收賬款，而本集團流動金融負債包括應付營業賬項、其他應付賬款及應計費用及當期借貸，且因臨近到期日而與其公平值相若。

在活躍市場買賣的金融工具(例如衍生工具和可供出售證券)之公平值根據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價；而財務負債的市場報價為當時的賣盤價。

並非於活躍市場買賣的金融工具(如場外交易的衍生金融工具)的公平值採用估值方法釐定。本集團採用多種方法及作出多項以各結算日市況為基準的假設。相似工具的市場報價或交易商報價用於長期債項。其他方法(如現金流量的估計貼現值)，乃用於釐定餘下金融工具的公平值。遠期外匯合約的公平值由結算日的遠期外匯報價而釐定。

於一年內到期的財務資產及負債的面值減任何估計信貸調整後的數額假設與公平值相若。就披露而言，財務負債的公平值是按本集團同類財務工具可得的現行市場利率折現未來合約現金流量而估計。

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.2 Fair value estimation

The carrying amounts of the Group's current financial assets, including cash and cash equivalents, trade and notes receivables, amount due from an associated company, and deposits and other receivables, and the Group's current financial liabilities including trade payables, accruals and other payables, and current borrowings approximate their fair values due to their short maturities.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined with reference to quoted forward exchange rates at the balance sheet date.

The nominal value less estimated credit adjustments of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

3. 財務風險管理(續) 3. FINANCIAL RISK MANAGEMENT *(continued)*

3.3 資金風險管理 3.3 Capital risk management

本集團的資金管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有人提供利益，同時維持最佳的資本結構以減低資金成本。

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

本集團管理資本架構，並根據經濟環境的變動作出調整。為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、向股東返還資本、發行新股或獲取新的銀行貸款。

The Group manages the capital structure and make adjustments to it in the light of changes in economic conditions. In order to maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders, issue new shares or to obtain new bank borrowings.

本集團利用負債比率監察其資本。此比率按照債務淨額除以總資本計算。債務淨額為總借貸(包括綜合資產負債表所列的即期及非即期貸款)減去現金及現金等價物。總資本為「權益」(如綜合資產負債表所列)及債務淨額。

The Group also monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as "equity", as shown in the consolidated balance sheet, plus net debt.

於二零零九年及二零零八年三月三十一日，負債比率如下：

The table below analyses the Group's capital structure as at 31 March 2009 and 2008:

		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
總借貸*(附註28)*	Total borrowings *(Note 28)*	**195,841**	218,913
*減：*現金及現金等價物*(附註27)*	*Less:* Cash and cash equivalents *(Note 27)*	**(124,556)**	(103,388)
債務淨額	Net debt	**71,285**	115,525
總權益	Total equity	**384,571**	388,644
總資本	Total capital	**455,856**	504,169
資本負債比率	Gearing ratio	**16%**	23%

二零零八／二零零九年期間資本負債比率降低了，主要因為期間總借貸減少了。

The decrease in gearing ratio during 2008/2009 was mainly resulted from the decrease in total borrowings during the year.

於二零零九年三月三十一日，集團可使用借貸總額約為331,645,000港元(二零零八年：282,670,000港元)，而其中231,614,000港元(二零零八年：238,802,000港元)已被集團使用。

As at 31 March 2009, the total banking facilities made available to the Group amounting to approximately HK$331,645,000 (2008: HK$282,670,000) of which approximately HK$231,614,000 (2008: HK$238,802,000) was utilised by the Group.

4. 重要會計估計及判斷

本集團將依據過往預備財務報表的經驗及其他因素包括按現況對日後事件的合理預測，不斷為估計及判斷作出評估。

本集團對未來作出估計所得之會計估計不一定相等於相關實際結果。以下所述為有相當風險的估計及假設，可導致須於下個財政年度對資產與負債之賬面值作重大調整。

(a) 物業、機器及設備的可使用年期及餘值

本集團管理層釐定其物業、機器及設備的估計可使用年期、餘值及有關折舊費用除在建工程外，其餘有關估計是基於本集團有意使用該等資產從而獲取未來經濟利益的估計年期而得出。是項估計乃以具相似性質或功能的物業、機器及設備的過往實際可使用年限為基準。倘可使用年期有別於估計則管理層將調整折舊費用，或將已報廢或出售的技術上過時或非策略資產撇帳或減值。

實際經濟年期可能與估計可用年期有別，實際餘值亦可能與估計餘值不同。本集團定期檢討折舊年期及餘值，故兩者可能出現變動，可能影響日後期間之折舊費用。

(b) 非金融資產減值

本集團至少每年對商譽進行測試是否有任何減值(附註17)。物業、機器及設備、租賃土地與土地使用權乃於有事件或情況變動顯示其賬面值可能不能收回時作減值檢討。可收回金額乃按其使用價值及市場價值減除相應之銷售開支所釐訂。此等計算及估值須運用判斷及推算。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT

Estimates and judgement used in preparing financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Useful lives, residual values and depreciation of property, plant and equipment

The Group's management determines the estimated useful lives, residual values and related depreciation charges for its property, plant and equipment, other than construction-in-progress, with reference to the estimated periods that the Group intends to derive future economic benefits from use of these assets. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will revise the depreciation charge where useful lives or residual values are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation expense in the future periods.

(b) Impairment of non-financial assets

The Group tests at least annually whether goodwill has suffered any impairment (Note 17). Other non-financial assets including property, plant and equipment and leasehold land and land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgements and estimates.

4. 重要會計估計及判斷(續)

(b) 非金融資產減值(續)

本集團於資產減值方面須作出判斷，特別是評估(i)有否出現可能資產價值收不回之跡象；(ii)資產賬面值是否獲得可收回金額支持，公平值減可賣成本或日後現金流量現值淨額以較高者決定，而日後現金流量按持續使用資產評估；及(iii)編製現金流量預測所用合適主要假設包括現金流量預測是否以合適比率折算。管理層所選假設以評估減值包括現金流量預測所用折算率或增長率若有變化，可能對減值檢測所用現值淨額帶來重大影響，從而影響集團財務狀況及營運成績。如預測表現及現金流量預測有重大逆轉改變，該減值需於損益表列賬。

(c) 撇減存貨至可變現淨值

存貨可變現淨值指日常業務估計售價扣除估計銷售開支。有關估計根據現行市況及過往出售類似產品之經驗而作出。相關估計可能因客戶口味及競爭對手在行業激烈競爭中所採取措施而出現重大變動。管理層於各結算日重新評估此等估計。

(d) 應收賬項減值之估計

本集團按照對應收賬項及其他應收款可收回程度之評估就應收賬項及應收票據其他應收款及應收聯營公司款項作出減值撥備。此評估是基於其客戶及其他欠債人的信貸歷史，及當時市場狀況，同時需要加上判斷及估計。管理層在每年年結時進行重估。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT *(continued)*

(b) Impairment of non-financial assets *(continued)*

Management judgement is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group's financial position and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the income statement.

(c) Net realisable value of inventories

Net realisable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature. It could change significantly as a result of changes in customer taste and competitor actions in response to severe industry cycle. Management reassesses these estimates at each balance sheet date.

(d) Impairment of receivables

The Group's management determines the provision for impairment of trade and notes receivables, other receivables and amount due from an associated company based on an assessment of the recoverability of the receivables. The assessment is based on the credit history of its customers and other debtors and the current market condition, and requires the use of judgements and estimates. Management reassesses the provision at each balance sheet date.

4. 重要會計估計及判斷(續)

(e) 衍生工具及其他金融工具的公平值

沒有在活躍市場買賣的金融工具的公平值利用估值技術釐定。本集團利用判斷選取一種合適公平值的方法，並主要根據每個結算日當時的市場情況作出假設。此公平值方法需要作出主觀假設，包括遠期外幣兑換率、無風險率及市場波幅。變更主觀假設將重大影響估計公平值。

(f) 當期及遞延利得税

本集團須繳納多個司法權區的所得税。釐定各司法權區的所得税撥備時，需作出判斷。在日常業務中有若干未能確切地釐定最終税項的交易及計算。倘該等事宜的最終税務結果有異於最初記錄的數額，則有關差額會影響釐定有關數額期間的所得税及遞延所得税撥備。

與若干暫時差異及税項虧損有關之遞延所得税資產按管理層認為未來有可能出現應課税溢利可用作抵銷該等暫時差異或税項虧損而確認。當預期之金額與原定估計有差異時，則該差異將會於估計改變之期間內影響遞延所得税資產之確認及所得税費用。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT *(continued)*

(e) Fair value of derivative financial instruments

The fair value of derivative financial instruments which are not traded in an active market is determined by using valuation techniques. The Group uses its judgement to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at the balance sheet date. The valuation models require the input of subjective assumptions, including forward foreign exchange rates, risk free rates and market volatility. Changes in subjective input assumptions can materiality affect the fair value estimate.

(f) Current and deferred income tax

The Group is subject to income taxes in various jurisdictions. Judgement is required in determining the provision for income taxes in each of these jurisdictions. There are transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred income tax assets relating to certain temporary differences and tax losses are recognised when management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilised. When the expectation is different from the original estimates, such differences will impact the recognition of deferred income tax assets and taxation charges in the period in which such estimates is changed.

5. 營業額及分部資料

5. TURNOVER AND SEGMENT INFORMATION

		集團 Group	
		二零零九 **2009** 千港元 ***HK$'000***	二零零八 2008 千港元 *HK$'000*
營業額	Turnover		
銷售貨品	Sales of goods	**1,542,134**	1,911,025

5. 營業額及分部資料(續)

5. TURNOVER AND SEGMENT INFORMATION (continued)

(a) 主要報告形式 — 業務分部資料：

於二零零九年三月三十一日，集團由三個主要分部組成：

(i) 電子元器件經銷及製造(電子元器件)；

(ii) 電子專業合約生產服務及電子消費產品生產業務；

(iii) 個人電腦產品經銷業務(個人電腦)。

(a) Primary reporting format — business segments:

At 31 March 2009, the Group is organised into three main business segments:

(i) Electronic components distribution and manufacturing ("Electronic Components");

(ii) Contract electronic manufacturing services and consumer electronics manufacturing ("EMS and Consumer Electronics"); and

(iii) Personal computers distribution("PC").

		電子元器件 Electronic Components		電子專業合約生產服務及電子消費產品生產業務 EMS and Consumer Electronics		個人電腦 PC		抵銷項 Eliminations		集團 Group	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
營業額	Turnover										
對外銷售	External sales	**911,887**	800,649	**321,898**	629,019	**308,349**	481,357				
分部間銷售	Inter-segment sales	**1,680**	1,251	**4,257**	–	**–**	–	**(5,937)**	(1,251)		
		913,567	801,900	**326,155**	629,019	**308,349**	481,357	**(5,937)**	(1,251)	**1,542,134**	1,911,025
分部業績	Segment results	**18,470**	23,196	**(2,067)**	7,641	**2,529**	7,476			**18,932**	38,313
未分配收入	Unallocated income									**11,817**	6,063
未分配開支	Unallocated expenses									**(13,235)**	(18,363)
融資成本	Finance costs									**(8,050)**	(9,985)
應佔聯營公司虧損	Share of loss of an associated company									**–**	(2,519)
利得稅開支	Income tax expense									**(2,735)**	(5,925)
本年度溢利	Profit for the year									**6,729**	7,584

集團內公司間之銷售按協商價格記賬，並於綜合報表內抵銷。

Inter-segment sales are accounted for at mutually agreed prices and eliminated on consolidation.

5. 營業額及分部資料(續)

5. TURNOVER AND SEGMENT INFORMATION *(continued)*

(a) 主要報告形式 — 業務分部資料:(續)

(a) Primary reporting format — business segments: *(continued)*

		電子元器件 Electronic Components		電子專業合約生產服務及電子消費產品業務 EMS and Consumer Electronics		個人電腦 PC		集團 Group	
		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000	二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000	二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000	二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
資產	Assets								
分部資產	Segment assets	**330,421**	364,845	**317,826**	321,927	**70,504**	96,044	**718,751**	782,816
未分配資產	Unallocated assets							**26,567**	28,086
總資產	Total assets							**745,318**	810,902
負債	Liabilities								
分部負債	Segment liabilities	**105,456**	98,194	**27,724**	53,359	**24,119**	36,939	**157,299**	188,492
未分配負債	Unallocated liabilities							**203,448**	233,766
總負債	Total liabilities							**360,747**	422,258
其他資料	Other information								
資本性開支	Capital expenditure	**2,397**	5,905	**21,838**	37,123	**517**	519	**24,752**	43,547
折舊及攤銷	Depreciation and amortisation	**5,207**	5,348	**12,263**	12,080	**406**	338	**17,876**	17,766
庫存減值	Write-down of inventories	**3,233**	6,220	**3,285**	–	**–**	–	**6,518**	6,220
應收營業賬項耗蝕	Impairment of trade receivables	**1,433**	1,165	**280**	–	**696**	533	**2,409**	1,698

分部資產主要包括本集團之商譽、物業、廠房及設備、土地及土地使用權、存貨、應收賬及營運現金及撇除投資及某些公司資產。

Segment assets consist primarily of goodwill, property, plant and equipment, leasehold land and land use rights, inventories, receivables and operating cash, and mainly exclude investments and certain corporate assets.

分部負債主要包括本集團之全部營運負債及撇除當期利得稅負債、遞延稅項負債、公司負債及借貸等負債。

Segment liabilities comprise operating liabilities and exclude items such as current income tax liabilities, deferred income tax liabilities, corporate liabilities and corporate borrowings.

資本性開支包括物業、機器及設備及土地及土地使用權。

Capital expenditure comprises additions to property, plant and equipment, and leasehold land and land use rights.

5. 營業額及分部資料(續) 5. TURNOVER AND SEGMENT INFORMATION *(continued)*

(b) 次要分部報告 — 地區分部資料： (b) Secondary reporting format – geographical segments:

本集團三個主要分部業務位於四個主要地區。以下報表反映各地區的營業額、資本性開支及總資產。

The Group's three business segments operate in four main geographical locations. The following table provides an analysis of the Group's turnover, capital expenditure and total assets by geographical locations.

		營業額 Turnover		資本性開支 Capital expenditure		總資產 Total assets	
		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*	二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*	二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
香港及中國大陸	Hong Kong and Mainland China	**893,885**	791,114	**24,235**	43,027	**674,814**	745,974
北美洲	North America	**418,827**	593,389	**517**	520	**70,504**	64,928
歐洲	Europe	**193,203**	175,313	**–**	–	**–**	–
日本	Japan	**16,484**	326,573	**–**	–	**–**	–
其他亞洲國家	Other Asian countries	**19,735**	24,636	**–**	–	**–**	–
		1,542,134	1,911,025	**24,752**	43,547	**745,318**	810,902

營業額按客戶地點來劃分。

Turnover is allocated based on the location of customers.

資本性開支及總資產按資產位置來劃分。

Capital expenditures and total assets are allocated based on the location of those assets.

6. 其他收入 6. OTHER INCOME

		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
租金收入	Rental income	**499**	753
其他	Others	**330**	25
		829	778

有關租金收入之直接支出為58,000港元(二零零八年：96,000港元)。

The direct outgoing in respect of the rental income is HK$58,000 (2008: HK$96,000).

7. 其他收益 — 淨額 7. OTHER GAINS — NET

		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
變賣物業，機器及設備及租賃土地及土地使用權收益	Gain on disposal of property, plant and equipment, and leasehold land and land use rights	**11,805**	25
衍生金融工具公平值盈餘╱（虧損）	Fair value gain/(loss) on derivative financial instruments	**6,480**	(2,990)
滙兑盈餘淨額	Net exchange gains	**1,151**	9,960
		19,436	6,995

8. 按性質劃分之開支 8. EXPENSES BY NATURE

		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
商品存貨、製成品及在製品存貨轉變	Changes in inventories of trading merchandise, finished goods and work-in-progress	**20,688**	8,551
商品存貨、原料及消耗使用	Trading merchandise, raw materials and consumables used	**1,287,760**	1,614,300
核數師酬金	Auditor's remuneration	**2,233**	2,380
土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	**595**	649
折舊	Depreciation		
一 自置物業、機器及設備	— owned property, plant and equipment	**17,006**	16,267
一 按融資租約持有之物業、機器及設備	— property, plant and equipment held under finance leases	**275**	850
員工福利開支（包括董事酬金）*(附註9)*	Employment benefit expenses (including directors' emoluments) *(Note 9)*	**137,132**	166,226
應收營業賬項耗蝕（包含在一般及行政開支）	Impairment of trade receivables (included in general and administrative expenses)	**2,409**	1,698
存貨減值	Write-down of inventories	**6,518**	6,220
土地及物業營運租約租金	Operating lease rental in respect of land and buildings	**6,955**	6,972
車費及辦公室開支	Travelling and office expenses	**18,476**	21,400
運輸開支	Transportation expenses	**6,980**	10,336
廣告開支	Advertising costs	**1,019**	944
維修及保養開支	Repair and maintenance expenses	**3,219**	4,517
其他開支	Other expenses	**33,844**	33,001
		1,545,109	1,894,311
費用來源：	Representing:		
銷售成本	Cost of Sales	**1,398,671**	1,721,155
銷售及經銷開支	Selling and distribution expenses	**26,771**	31,488
一般及行政開支	General and administrative expenses	**119,667**	141,668
		1,545,109	1,894,311

9. 員工福利開支 9. EMPLOYMENT BENEFIT EXPENSES

包括董事酬金之員工福利開支：

Employment benefit expenses, including directors' emoluments, consisted of:

		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
薪酬、工資及津貼	Wages, salaries and allowances	**121,142**	145,519
花紅	Bonuses	**3,782**	3,943
退休成本 — 界定供款計劃	Pension costs — defined contribution plans	**1,147**	2,269
福利開支	Welfare and benefits	**11,061**	14,495
		137,132	166,226

10. 融資成本 — 淨額 10. FINANCE COSTS — NET

		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
銀行存款利息收入	Interest income from bank deposits	**224**	1,526
銀行融資利息，於五年內全部付清	Interest expense on bank loans wholly repayable within five years	**(6,923)**	(9,818)
融資租賃之利息部份	Interest element of finance leases	**(154)**	(167)
其他	Others	**(973)**	–
		(8,050)	(9,985)
融資成本 — 淨額	Finance costs — net	**(7,826)**	(8,459)

11. 利得稅開支 11. INCOME TAX EXPENSE

本公司已獲豁免百慕達稅項。香港利得稅乃根據在香港註冊成立的附屬公司在香港產生或源自香港之估計應課稅溢利按16.5%(二零零八年：17.5%)之稅率提撥準備。中國成立及營運之公司根據中國企業所得稅，稅率是25%(二零零八年：25%至33%)。而於加拿大成立及營運之公司乃根據加拿大所得稅，稅率是35%(二零零八年：35%)。

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided for at the rate of 16.5% (2008: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operated in Mainland China are subject to PRC corporate income tax at the rate of 25% (2008: 25% to 33%). Companies established and operated in Canada are subject to Canadian income tax at the rate of 35% (2008: 35%).

11. 利得稅開支(續) 11. INCOME TAX EXPENSE *(continued)*

		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
當期稅項：	Current taxation		
— 香港利得稅	– Hong Kong profits tax	**1,762**	1,014
— 中國企業所得稅	– PRC corporate income tax	**1,259**	2,985
— 加拿大所得稅	– Canada income tax	**633**	1,548
遞延稅項暫時差異的產生及轉回(附註32)	Deferred taxation relating to the origination and reversal of temporary differences *(Note 32)*	**(919)**	378
		2,735	5,925

本集團就除稅前溢利之利得稅，與採用香港之稅率而計算之理論稅額之差額如下：

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
除稅前溢利	Profit before income tax	**9,464**	13,509
*加：*應佔聯營公司虧損	*Add:* Share of loss of an associated company	**–**	2,519
		9,464	16,028
稅項按16.5%稅率計算(二零零八年：17.5%)	Calculation at taxation rate of 16.5% (2008: 17.5%)	**1,562**	2,805
不同稅率之影響	Effect of different tax rates	**(1,241)**	307
無須課稅之收入	Income not subject to tax	**(3,605)**	(4,968)
不可扣稅之支出	Expenses not deductible for tax	**2,287**	3,801
未確認之稅項損失	Tax losses not recognised	**4,623**	3,783
稅率轉變之影響	Effect of change in tax rate	**(210)**	–
前期未確認稅項損失應用	Utilisation of previously unrecognised tax losses	**(765)**	–
扣留稅項	Withholding tax	**196**	–
其他	Others	**(112)**	197
稅項支出	Taxation charge	**2,735**	5,925

12. 董事及高級行政人員酬金

12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) 董事酬金

於二零零九年三月三十一日本公司各董事之酬金如下：

(a) Directors' emoluments

The remuneration of each of the directors of the Company for the year ended 31 March 2009 is set out below:

董事姓名	Name of Director	袍金 Fees 千港元 HK$'000	薪金及津貼 Salaries and allowances 千港元 HK$'000	酬情花紅 Discretionary bonuses 千港元 HK$'000	退休金供款 Contribution to retirement benefit scheme 千港元 HK$'000	總額 Total 千港元 HK$'000
執行董事	**Executive directors**					
劉得還先生	Mr. LAU Tak Wan	–	3,209	370	162	3,741
陳婉薇女士	Ms. CHAN Yuen Mei, Pinky	–	1,098	106	55	1,259
尹楚輝先生	Mr. WAN Chor Fai	–	1,238	112	52	1,402
麥漢佳先生	Mr. MAK Hon Kai, Stanly	–	1,258	635	63	1,956
獨立非執行董事	**Independent non-executive directors**					
畢滌凡先生	Mr. Barry John BUTTIFANT	100	–	–	–	100
廖毅榮先生	Mr. LIU Ngai Wing	75	–	–	–	75
蔡毓藩先生	Mr. CHOI Yuk Fan	50	–	–	–	50
		225	6,803	1,223	332	8,583

12. 董事及高級行政人員酬金(續)

12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(a) 董事酬金(續)

(a) Directors' emoluments (continued)

於二零零八年三月三十一日本公司各董事之酬金如下：

The remuneration of each of the directors of the Company for the year ended 31 March 2008 is set out below:

董事姓名	Name of Director	袍金 Fees 千港元 HK$'000	薪金及津貼 Salaries and allowances 千港元 HK$'000	酬情花紅 Discretionary bonuses 千港元 HK$'000	退休金供款 Contribution to retirement benefit scheme 千港元 HK$'000	總額 Total 千港元 HK$'000
執行董事	Executive directors					
劉得還先生	Mr. LAU Tak Wan	–	2,970	–	135	3,105
陳婉薇女士	Ms. CHAN Yuen Mei, Pinky	–	1,201	–	56	1,257
尹楚輝先生	Mr. WAN Chor Fai	–	1,365	–	53	1,418
麥漢佳先生	Mr. MAK Hon Kai, Stanly	–	1,365	–	63	1,428
獨立非執行董事	Independent non-executive directors					
畢滌凡先生	Mr. Barry John BUTTIFANT	100	–	–	–	100
廖毅榮先生	Mr. LIU Ngai Wing	75	–	–	–	75
蔡毓藩先生	Mr. CHOI Yuk Fan	50	–	–	–	50
		225	6,901	–	307	7,433

各董事於本年度概無放棄其任何酬金(二零零八年：零)。於本年度概無支付予各董事任何加盟酬金或失去董事職位之補償(二零零八年：零)。董事概無授予或行使任何購股權(二零零八年：零)。

No director waived any emoluments during the year (2008: Nil). No emolument was paid to any directors as inducement to join or as compensation for loss of office during the year (2008: Nil). No director has been granted or exercised any share option during the year (2008: Nil).

12. 董事及高級行政人員酬金(續)

12. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(b) 五位最高薪人士

本年度集團內五名最高薪酬人士包括四名(二零零八年：四名)董事，其酬金已載於上文分析。其餘一名(二零零八年：一名)最高薪人士之酬金分析如下：

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2008: four) directors whose emoluments are reflected in the analysis presented above. The emoluments paid and payable to the remaining one (2008: one) individual are as follows:

		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
基本薪金及其他津貼	Basic salaries and allowances	**841**	741
酌情花紅	Discretionary bonus	**70**	83
退休金供款	Pension scheme contribution	**12**	12
		923	836

酬金之組別如下：

The emoluments fell within the following band:

		人數 Number of individual 二零零九 **2009**	 二零零八 2008
零 — 1,000,000港元	Nil — HK$1,000,000	**1**	1

於本年度內，五名最高薪人士(包括董事及其他員工)，並無獲付任何酬金作為加盟酬金或失去職位的補償(二零零八年：零)。

During the year, no emolument was paid to the five highest paid individuals (including directors and other employees) as inducement to join or as compensation for loss of office (2008: Nil).

13. 公積金計劃

13. PENSION SCHEMES

香港

本集團實行兩項公積金界定供款計劃：由香港職業退休計劃法例監管(「職業退休計劃」)及強積金計劃(「強積金計劃」)予香港僱員。職業退休計劃及強積金計劃之資產與集團之資產分開持有，由獨立管理基金保管。

Hong Kong

The Group has two defined contribution pension schemes, the retirement scheme organised under the Hong Kong Occupation Retirement Schemes Ordinance ("ORSO Scheme") and the Mandatory Provident Fund Scheme ("MPF Scheme"), for its employees in Hong Kong. The assets of the ORSO Scheme and the MPF Scheme are held separately from those of the Group under independently administered funds.

13. 公積金計劃(續)

香港(續)

在職業退休計劃下，本集團及各僱員分別按僱員薪金約百分之五及百分之五每月供款。僱員因終止合約而未能領取僱主之供款，本集團則利用此筆款項減低將來之供款水平。截至二零零九年三月三十一日止年度，在該計劃下，本集團以上述方式減低之供款約為零港元(二零零八年：零港元)。於二零零九年三月三十一日，在該計劃下，該筆未能領取之款項可用作減少來年本集團供款水平之款項約為57,000港元(二零零八年：49,000港元)。

在強積金計劃下，本集團及各僱員分別按僱員有關入息(按照強制性公積金計劃條例之定義)百分之五供款。本集團及僱員雙方之供款均為每月最高1,000港元，隨後為自願性供款。當強積金供款一經付予強積金計劃的認可信託人，有關供款即時悉數歸屬僱員。

中國

按照中國法例規定，集團為中國大陸有關僱員向國家資助退休計劃供款。在該計劃下，集團之僱員按其僱員每月有關入息(包括薪金、津貼及花紅)約5%供款，而集團按僱員每月有關入息約供款8-10%。除以上供款外，集團沒有額外支付實際退休後之收益及承擔。此國家資助退休計劃負責對退休僱員提供全部退休後收益。

加拿大

本集團需要為加拿大僱員按其所享之薪金，除了若干獲豁免的僱傭及福利外，向加拿大退休金計劃(CPP)每月供款。供款額按僱員月薪扣除基本豁免後之4.95%(二零零八年：4.95%)提取，但年度最高應納退休金收入為不多於276,000港元(相等於44,900加元)(二零零八年：343,000港元(相等於44,900加元))。

13. PENSION SCHEMES *(continued)*

Hong Kong *(continued)*

Under the ORSO Scheme, the Group and each of its employees make monthly contribution to the scheme of approximately 5% and 5%, respectively, of the employees' salary. The unvested benefits of employees who have terminated employment are utilised by the Group to reduce its future contributions. The unvested benefits so utilised under the scheme during the year ended 31 March 2009 amounted to HK$Nil (2008: HK$Nil), and the amount of unvested benefits as at 31 March 2009 that are available to reduce the Group's future contributions was approximately HK$57,000 (2008: HK$49,000).

Under the MPF Scheme, each of the Group and its employees makes monthly contributions to the scheme at 5% of the employee's relevant income, as defined in the Mandatory Provident Fund Scheme Ordinance. Both the Group's and the employee's contributions are subjected to a cap of HK$1,000 per month and thereafter contributions are voluntary. The contributions are fully and immediately vested in the employees.

Mainland China

As stipulated by rules and regulations in Mainland China, the Group contributes to state-sponsored retirement plans for its relevant employees in Mainland China. The Group's relevant employees make monthly contributions to the plans at approximately 5% of the relevant income (comprising salaries, allowances and bonus), while the Group makes monthly contributions at approximately 8 to 10% of such relevant income and has no further obligations for the actual payment of post-retirement benefits beyond its contribution. The state-sponsored retirement plans are responsible for the entire post-retirement benefits payable to retired employees.

Canada

The Group is required to make monthly contribution to the Canada Pension Plan ("CPP") in respect of its employees in Canada based on the relevant employees' salaries, with the exceptions of certain excluded employment and benefits, at a rate of 4.95% (2008: 4.95%) of the employees' salaries subject to a maximum annual pensionable earnings of 276,000 (equivalent to CAD44,900) (2008: HK$343,000 (equivalent to CAD44,900)).

14. 公司權益持有人應佔溢利

本公司之權益持有人應佔溢利，按本公司財務報表盈利約為10,866,000港元(二零零八年：盈利為145,000港元)。

14. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$10,866,000 (2008: HK$145,000).

15. 股息

15. DIVIDENDS

		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
已派發中期股息每股0.3港仙(二零零八年：1港仙)*(附註(i))*	Interim, paid, of HK0.3 cents (2008: HK1 cent) per share *(note (i))*	**911**	3,038
已派發二零零七年年度末期股息每股1.5港仙*(附註(ii))*	2007 Final, paid, of HK1.5 cents per share *(note (ii))*	**–**	385
擬派末期股息每股0.5港仙(二零零八年：0.25港仙)*(附註(iii))*	Final, proposed, of HK0.5 cents (2008: HK0.25 cents) per share *(note (iii))*	**1,518**	761
		2,429	4,184

附註：

(i) 於二零零八年十一月二十七日舉行之會議上，董事擬派中期股息每普通股0.3港仙，擬派中期股息總額911,000港元，於二零零九年一月九日繳付。

於二零零七年十二月，公司董事擬派中期股息每普通股1港仙，總額為3,038,000港元，於二零零八年一月七日繳付。

(ii) 於二零零七年七月二十七日舉行之會議上，董事建議派發末期股息每普通股1.5港仙。於二零零七年三月三十一日，所有合資格股東均可獲得股息。於二零零七年七月二十七日至二零零七年八月二十四日期間，已有25,666,667股認股權証被行使，以認購25,666,667股公司之股份，行使價是每股0.40港元及0.50港元。因此截至二零零七年三月三十一日，需額外多付385,000港元末期股息。

(iii) 於二零零九年七月二十一日舉行之會議上，董事建議派發末期股息每普通股0.5港仙。此項擬派股息並無於本財務報表中列作應付股息，惟將於截至二零一零年三月三十一日止年度列作保留盈餘分派。

Notes:

(i) At a meeting held on 27 November 2008, the Company's directors declared an interim dividend of HK0.3 cents per share, totalling HK$911,000, which was paid on 9 January 2009.

In December 2007, the Company's directors declared an interim dividend of HK1 cent per share, totalling HK$3,038,000, which was paid on 7 January 2008.

(ii) At a meeting held on 27 July 2007, the Company's directors proposed a final dividend of HK1.5 cents per share for the year ended 31 March 2007. All qualifying shareholders as of 24 August 2007 will be entitled to these dividends. During the period from 27 July 2007 to 24 August 2007, 25,666,667 warrants were utilised to subscribe for 25,666,667 shares of the Company at a subscription price of HK$0.40 to HK$0.50 per share. Consequently, an additional dividend of HK$385,000 was paid during the year as part of the final dividend for the year ended 31 March 2007.

(iii) At a meeting held on 21 July 2009, the Company's directors proposed a final dividend of HK0.5 cents per share. This proposed dividend is not reflected as a dividend payable in these financial statements and will be reflected as an appropriation of retained profits for the year ending 31 March 2010.

16. 每股盈利

(a) 基本

每股基本盈利是根據年度本公司權益持有人應佔溢利除以公司已發行普通股加權平均數數量。

(b) 攤薄

計算每股攤薄盈利時，已對已發行普通股之加權平均數作出調整，以假設所有其攤薄潛力之未行使認股權證獲悉數轉換。計算乃根據尚未行使認股權證所附之認購權之貨幣值作出，用以釐訂原應以公平值(釐訂為本公司股份之每年平均股價)收購之股份之數目。上文所計算之股份數目乃與假設認股權證獲行使而已發行之股份數目作比較。

16. EARNINGS PER SHARE

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

		二零零九 **2009**	二零零八 2008
本公司權益持有人應佔溢利 *(千港元)*	Profit attributable to equity holders of the Company *(HK$'000)*	**7,115**	6,891
普通股加權平均發行數量 *(千)*	Weighted average number of ordinary shares in issue *('000)*	**303,895**	299,149
每股基本盈利 *(港仙每股)*	Basic earnings per share *(HK cents per share)*	**2.34**	2.30

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all the Company's outstanding warrants. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants.

16. 每股盈利(續) 16. EARNINGS PER SHARE (continued)

(b) 攤薄(續) (b) Diluted (continued)

		二零零九 **2009**	二零零八 2008
本公司權益持有人應佔溢利（千港元）	Profit attributable to equity holders of the Company *(HK$'000)*	**7,115**	6,891
普通股加權平均發行數量（千）	Weighted average number of ordinary shares in issue *('000)*	**303,895**	299,149
認股權證調整（千）	Adjustments for warrants *('000)*	**–**	5,688
用以計算每股攤薄盈利之加權平均數數量（千）	Weighted average number of ordinary shares for diluted earnings per share *('000)*	**303,895**	304,837
每股攤薄盈利（港仙每股）	Diluted earnings per share *(HK cents per share)*	**2.34**	2.26

二零零九年三月三十一日年度期間，未行使認股權證具有反攤薄作用，因此每股攤薄盈利與每股基本盈利相同。

Diluted earnings per share for the year ended 31 March 2009 is the same as the basic earnings per share as the exercise of the outstanding warrants would be anti-dilutive.

17. 商譽 17. GOODWILL

		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
成本	Cost		
期初	Beginning of the year	**28,355**	25,235
滙兌差額	Exchange differences	**(5,495)**	3,359
出售附屬公司	Disposal of subsidiaries	**–**	(239)
期末	End of the year	**22,860**	28,355
累計攤銷	Accumulated impairment losses		
於四月一日及三月三十一日	As at 1 April and 31 March	**(156)**	(156)
賬面淨值	Net book amount	**22,704**	28,199

商譽之減值測試

商譽乃根據國家／營運地區及業務分部確認之本集團現金產生單位分配。於二零零八年及二零零九年三月三十一日，商譽全部由加拿大個人電腦及數碼產品分部分配出來。

就減值檢討而言，商譽的可收回金額根據使用價值計算。使用價值計算乃使用管理層就減值檢討而批准的涵蓋五年期間財政預算的現金流量預測。首五年以後之現金流量均按零增長預測。

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units identified according to the country/place of operation and business segment. As at 31 March 2008 and 2009, all the goodwill is allocated to the PC and Digital Products segment in Canada.

For the purposes of impairment reviews, the recoverable amount of goodwill is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management for the purposes of impairment reviews covering a five-year period. Cash flows beyond the five years period are extrapolated according to a zero-growth assumption.

17. 商譽(續) 17. GOODWILL (continued)

價值計算方法之主要假設如下：

The key assumptions used for value-in-use calculations are as follows:

		加拿大運作 Canada operations
毛利率	Gross margin	8.8%
增長率	Growth rate	0% to 10%
折現率	Discount rate	8.6%

預算的毛利率乃管理層根據過往表現及其對市場發展的期望而釐定。所使用的增長率大致上符合及不超過行業預測增長率。所使用的每年貼現率均為除税前，並反映貨幣時值的市場評估及有關行業的特別風險。管理層已考慮上述假設及估值，並已計及日後的業務擴充計劃。管理層相信，上述主要假設中的任何合理可預見變動並不會令商譽的賬面值超過可收回的金額。於釐定現金流量預測所採用的主要假設時須作出判斷，而主要假設的任何變動均可對該等現金流量預測造成重大影響。

The budgeted gross margins were determined by management based on past performance and its expectation for market development. The growth rates used are largely consistent and do not exceed the industry growth forecast. The annual discount rates are before tax and reflect market assessments of the time value and the specific risks relating to the relevant segment. Management has considered the above assumptions and valuation and has also taken into account the business expansion plan going forward. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount. Judgment is required to determine key assumptions adopted in the cash flow projections and the changes to key assumptions can significantly affect these cash flow projections.

18. 物業、機器及設備 18. PROPERTY, PLANT AND EQUIPMENT

集團 Group

		樓宇 Buildings 千港元 HK$'000	廠房設備及機器 Plant and machinery 千港元 HK$'000	裝修、傢俬、裝置及設備 Leasehold improvements, furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	模具及工具 Moulds and tooling 千港元 HK$'000	在建工程 Construction-in-progress 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零八年四月一日	**At 1 April 2008**							
成本	Cost	119,948	131,321	42,070	6,032	17,583	–	316,954
累計折舊及耗蝕	Accumulated depreciation and impairment	(13,030)	(75,697)	(22,015)	(4,225)	(7,443)	–	(122,410)
賬面淨值	Net book amount	106,918	55,624	20,055	1,807	10,140	–	194,544

18. 物業、機器及設備(續) 18. PROPERTY, PLANT AND EQUIPMENT *(continued)*

集團(續) **Group** *(continued)*

		樓宇 Buildings 千港元 HK$'000	廠房設備及機器 Plant and machinery 千港元 HK$'000	裝修、傢俬、裝置及設備 Leasehold improvements, furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	模具及工具 Moulds and tooling 千港元 HK$'000	在建工程 Construction-in-progress 千港元 HK$'000	總計 Total 千港元 HK$'000
二零零九年三月三十一日止年度	**Year ended 31 March 2009**							
期初賬面淨值	Opening net book amount	106,918	55,624	20,055	1,807	10,140	–	194,544
滙兌差額	Exchange differences	(101)	39	(152)	1	–	–	(213)
添置	Additions	6,168	11,268	3,663	200	3,453	–	24,752
出售	Disposals	(2,623)	(21)	(373)	(1)	–	–	(3,018)
折舊	Depreciation	(2,685)	(9,372)	(2,558)	(494)	(2,172)	–	(17,281)
期末賬面淨值	Closing net book amount	107,677	57,538	20,635	1,513	11,421	–	198,784
於二零零九年三月三十一日	**At 31 March 2009**							
成本	Cost	122,622	142,479	44,955	6,095	21,036	–	337,187
累計折舊及耗蝕	Accumulated depreciation and impairment	(14,945)	(84,941)	(24,320)	(4,582)	(9,615)	–	(138,403)
賬面淨值	Net book amount	107,677	57,538	20,635	1,513	11,421	–	198,784
於二零零七年四月一日	**At 1 April 2007**							
成本	Cost	75,457	129,857	39,270	6,216	17,325	22,647	290,772
累計折舊及耗蝕	Accumulated depreciation and impairment	(11,534)	(70,704)	(20,447)	(4,036)	(5,898)	–	(112,619)
賬面淨值	Net book amount	63,923	59,153	18,823	2,180	11,427	22,647	178,153
二零零八年三月三十一日止年度	**Year ended 31 March 2008**							
期初賬面淨值	Opening net book amount	63,923	59,153	18,823	2,180	11,427	22,647	178,153
滙兌差額	Exchange differences	248	218	152	51	72	–	741
添置	Additions	2,003	11,955	4,454	215	3,508	20,868	43,003
在建工程轉撥	Transferred from construction-in-progress	43,515	–	–	–	–	(43,515)	–
出售	Disposals	(208)	(5)	(151)	(155)	–	–	(519)
出售附屬公司	Disposal of subsidiaries	(864)	(6,108)	(495)	(103)	(2,147)	–	(9,717)
折舊	Depreciation	(1,699)	(9,589)	(2,728)	(381)	(2,720)	–	(17,117)
期末賬面淨值	Closing net book amount	106,918	55,624	20,055	1,807	10,140	–	194,544
於二零零八年三月三十一日	**At 31 March 2008**							
成本	Cost	119,948	131,321	42,070	6,032	17,583	–	316,954
累計折舊及耗蝕	Accumulated depreciation and impairment	(13,030)	(75,697)	(22,015)	(4,225)	(7,443)	–	(122,410)
賬面淨值	Net book amount	106,918	55,624	20,055	1,807	10,140	–	194,544

18. 物業、機器及設備(續) 18. PROPERTY, PLANT AND EQUIPMENT (continued)

樓宇賬面淨值分析如下：

Net book value of the buildings is analysed as follows:

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
位於香港：	In Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**3,585**	6,187
位於香港以外地區：	Outside Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**103,137**	99,647
50年以上之租約	Leases of over 50 years	**955**	1,084
		107,677	106,918

折舊開支其中8,141,000港元(二零零八年：7,651,000港元)在銷售成本記賬及9,140,000港元(二零零八年：9,466,000港元)在一般及行政開支記賬。於二零零九年三月三十一日，本集團融資租約之廠房設備及機器賬面淨值約為1,559,000港元(二零零八年：1,834,000港元)。

Depreciation expense of HK$8,141,000 (2008: HK$7,651,000) has been charged in the cost of sales and HK$9,140,000 (2008: HK$9,466,000) has been included in general and administrative expenses. At 31 March 2009, the Group had plant and machinery with net book value of approximately HK$1,559,000 (2008: HK$1,834,000) held under finance leases.

19. 租賃土地及土地使用權 19. LEASEHOLD LAND AND LAND USE RIGHTS

集團的租賃土地及土地使用權為預付營運租賃付款，賬面淨值分析如下：

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book amounts are analysed as follows:

		集團 Group	
		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
期初賬面淨值	Opening net book amount	**25,208**	25,376
滙兌差額	Exchange differences	**20**	23
添置	Additions	**–**	544
攤銷	Amortisation	**(595)**	(649)
出售	Disposals	**(3,321)**	(86)
期末賬面淨值	Closing net book amount	**21,312**	25,208
成本	Cost	**31,473**	40,824
累計攤銷	Accumulated amortisation	**(10,161)**	(15,616)
賬面淨值	Net book amount	**21,312**	25,208
地區分析：	Geographical analysis:		
位於香港：	In Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**4,571**	7,865
位於香港以外地區：	Outside Hong Kong held on:		
10-50年之租約	Leases of between 10 to 50 years	**16,546**	17,145
50年以上之租約	Leases of over 50 years	**195**	198
		21,312	25,208

預付經營租約款項攤銷已包括在綜合損益表的一般及行政費用。

Amortisation of prepaid operating lease payments has been included in general and administrative expenses.

20. 附屬公司投資 20. INVESTMENTS IN SUBSIDIARIES

		公司 Company	
		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
非上市股份，按成本價	Unlisted shares, at cost	**44,723**	44,715
減：累計耗蝕虧損	*Less:* Accumulated impairment losses	**–**	(10,677)
		44,723	34,038

20. 附屬公司投資(續)

20. INVESTMENTS IN SUBSIDIARIES (continued)

本公司之主要附屬公司資料如下：

Particulars of significant subsidiaries are as follows:

公司 Company	註冊成立／設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
直接持有權益 – Interests held directly –						
Daiwa BVI Limited	英屬處女群島 British Virgin Islands	英屬處女群島 British Virgin Islands	10,000美元 US$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和經銷控股有限公司 Daiwa Distribution Holdings Limited	英屬處女群島 British Virgin Islands	英屬處女群島 British Virgin Islands	1,000美元 US$1,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
間接持有權益 – Interests held indirectly –						
中聯電子有限公司 Chiasso Inc.	英屬處女群島 British Virgin Islands	中國 Mainland China	2美元 US$2	100%	有限責任公司 Limited liability company	加工製造 Sub-contract manufacturing
台和商事有限公司 Daiwa Associate Ltd	英屬處女群島 British Virgin Islands	香港 Hong Kong	2美元 US$2	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Elite Century Holdings Ltd	英屬處女群島 British Virgin Islands	香港 Hong Kong	2,500,000美元 US$2,500,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
恆權集團有限公司 Cosmos Power Holdings Ltd	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
新柏電子有限公司 Cypress Distribution Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	製造電子消費產品 Manufacture of consumer electronics
新柏電子工業有限公司 Cypress Electronics Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	製造電子消費產品 Manufacture of consumer electronics
台和音源產品製造有限公司 Daiwa Acoustic Products Manufacturing Limited	香港 Hong Kong	香港 Hong Kong	1,000,000港元 HK$1,000,000	100%	有限責任公司 Limited liability company	製造及經銷音源產品 Manufacturing and trading of acoustic products
台和商事(中國)有限公司 Daiwa Associate (China) Limited	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	持有物業 Property holdings

20. 附屬公司投資(續) 20. INVESTMENTS IN SUBSIDIARIES *(continued)*

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — *(續)* **Interests held indirectly –** *(continued)*						
台和商事有限公司 Daiwa Associate (H.K.) Limited	香港 Hong Kong	香港 Hong Kong	普通股100港元 Ordinary shares HK$100 無投票權遞延股份 3,000,000港元 *(附註(ii))* Non-voting deferred shares HK$3,000,000 *(note (ii))*	100%	有限責任公司 Limited liability company	管理及行政服務 Management and administrative service
台和電子有限公司 Daiwa Distribution Limited	香港 Hong Kong	香港 Hong Kong	5,000,000港元 HK$5,000,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和數碼有限公司 Daiwa Digital Limited	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和電氣有限公司 Daiwa Electronic Ltd.	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和工業有限公司 Daiwa Industrial Limited	香港 Hong Kong	香港 Hong Kong	5,000港元 HK$5,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和製造(澳門離岸商業服務)有限公司 Daiwa Manufacturing (Macao Commercial Offshore) Company Limited	澳門 Macau	澳門 Macau	100,000MOP MOP$100,000	100%	有限責任公司 Limited liability company	電子元器件及消費產品製造 Manufacture of electronic components and consumer products
台和製造有限公司 Daiwa Manufacturing Limited	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	製造電子元器件及合約電子專業生產服務 Manufacture of electronic components and manufacturing services of electronic products

20. 附屬公司投資(續) 20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立／設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 – *(續)* **Interests held indirectly –** *(continued)*						
台和全力有限公司 Daiwa Maxiworld Limited	香港 Hong Kong	香港 Hong Kong	100港元 HK$100	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和聯科有限公司 Daiwa Interconnect Limited	香港 Hong Kong	香港 Hong Kong	1,000港元 HK$1,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
台和精準工業有限公司 Daiwa Precision Industrial Ltd	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	物料採購 Procurement of materials
台和資源有限公司 Daiwa Resources Limited	香港 Hong Kong	香港 Hong Kong	5,000港元 HK$5,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和電腦有限公司 Daiwa System Limited	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	電腦元器件貿易 Trading of computer components
台和貿易(廣東)有限公司 Daiwa Trading (Guangdong) Ltd	香港 Hong Kong	香港 Hong Kong	4港元 HK$4	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
台和遠光塑膠製品有限公司 Daiwa Yuen Kwong Plastic Manufacturing Ltd	香港 Hong Kong	香港 Hong Kong	4,333,333港元 HK$4,333,333	70%	有限責任公司 Limited liability company	投資控股 Investment holdings
Imtec Components Ltd.	香港 Hong Kong	香港 Hong Kong	10,000港元 HK$10,000	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
宏立科技有限公司 Maxiworld Microtech Limited	香港 Hong Kong	香港 Hong Kong	800,000港元 HK$800,000	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
合益電業有限公司 Unity Electrical Industrial Ltd.	香港 Hong Kong	香港 Hong Kong	2,000,000港元 HK$2,000,000	95%	有限責任公司 Limited liability company	製造及經銷電線產品 Manufacture of electric wire
精准合益(東莞)電線有限公司 Unity Precision Electrical Ltd	香港 Hong Kong	香港 Hong Kong	2港元 HK$2	100%	有限責任公司 Limited liability company	電線貿易及製造 Trading and manufacture of electric wire
宏標殷達電子有限公司 Vastpoint Imtec Electronics Ltd	香港 Hong Kong	香港 Hong Kong	100港元 HK$100	100%	有限責任公司 Limited liability company	電子元器件經銷 Distribution of electronic components
北京台和宏標電子技術有限公司 Beijing Daiwa Vastpoint Electronics Technology Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 800,000人民幣 Registered and paid up capital RMB800,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components

20. 附屬公司投資(續) 20. INVESTMENTS IN SUBSIDIARIES *(continued)*

公司 Company	註冊成立／設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — *(續)* **Interests held indirectly —** *(continued)*						
中信電子(河源)有限公司 China Faith Electronics (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 1,200,000美元 Registered and paid up capital US$1,200,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子消費產品 Manufacture of consumer electronics
東莞寰宇電子有限公司 Dongguan Cosmos Electronics Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本人民幣 2,000,000元 Registered and paid up capital RMB2,000,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子專業生產服務 Contract electronic manufacture service
台和元器件(上海)有限公司 Daiwa Component (Shanghai) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本200,000美元 Registered and paid up capital US$200,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
台和元器件(深圳)有限公司 Daiwa Component (Shenzhen) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 2,000,000港元 Registered and paid up capital HK$2,000,000	100%	外商海外全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
台和電子(河源)有限公司 Daiwa Electronics (Heyuan) Co. Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 3,600,000美元 Registered and paid up capital US$3,600,000	100%	外商海外全資擁有公司 Wholly foreign-owned enterprise	合約電子專業生產服務及製造電子消費產品 Contract electronic manufacture service and manufacture of consumer electronics
台和遠光實業(河源)有限公司 Daiwa Yuen Kwong Industrial (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本 1,186,954美元 Registered and paid up capital US$1,186,954	70%	外商海外全資擁有公司 Wholly foreign-owned enterprise	製造塑膠部件 Manufacture of plastic parts
台和(肇慶)電子工業有限公司 Daiwa (Zhaoqing) Electronics Industrial Limited	中國 Mainland China	中國 Mainland China	註冊及已繳資本 3,384,000美元 Registered and paid up capital US$3,384,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子元器件 Manufacture of electronic components
東莞偉華半導體有限公司 Dongguan Wafer Semi-Conductor Co., Ltd.	中國 Mainland China	中國 Mainland China	註冊資本71,712,000港元 已繳資本59,858,513港元 Registered capital HK$71,712,000 paid up capital HK$59,858,513	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電子元器件 Manufacture of electronic components

20. 附屬公司投資(續) 20. INVESTMENTS IN SUBSIDIARIES (continued)

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 — *(續)* **Interests held indirectly —** *(continued)*						
合益實業(河源)有限公司 Unity Industrial (Heyuan) Ltd.	中國 Mainland China	中國 Mainland China	註冊資本2,050,000港元 已繳資本1,749,964美元 Registered capital HK$2,050,000 Paid up capital US$1,749,964	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電線產品 Manufacture of electric wire
精準合益(東莞)電線有限公司 Unity Precision (Dongguan) Electrical Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本1,477,000港元 Registered and paid up capital HK$1,477,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造電線 Manufacture of electric wire
宏標殷達電子(深圳)有限公司 Vastpoint Imtec Electronics (SZ) Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本2,000,000港元 Registered and paid up capital HK$2,000,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
雲浮市台和電子有限公司 Yun Fu Daiwa Electronic Ltd.	中國 Mainland China	中國 Mainland China	註冊及已繳資本500,000人民幣 Registered and paid up capital RMB500,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	電子元器件經銷 Distribution of electronic components
雲浮市中信電子有限公司 Yun Fu China Faith Limited	中國 Mainland China	中國 Mainland China	註冊及已繳資本935,000美元 Registered and paid up capital US$935,000	100%	外商全資擁有公司 Wholly foreign-owned enterprise	製造及經銷電子元器件 Manufacture and trading of electronic components
Daiwa Distribution (Alberta) Inc.	加拿大亞伯達省 Alberta, Canada	加拿大 Canada	120加元 CAD120	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (B.C.) Inc.	加拿大英屬哥倫比亞 British Columbia, Canada	加拿大 Canada	300,000加元 CAD300,000	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Distribution (Nova Scotia) Inc.	加拿大新斯科細亞省 Nova Scotia, Canada	加拿大 Canada	100加元 CAD100	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods

20. 附屬公司投資*(續)* 20. INVESTMENTS IN SUBSIDIARIES *(continued)*

公司 Company	註冊成立/設立地點 Place of incorporation/ establishment	主要經營地點 Principal place of operation	已發行及繳足股本 Issued and fully paid up share capital	所持股權百分比 Percentage of equity interest held	法定實體類別 Type of legal entity	主要業務 Principal activities
間接持有權益 – *(續)* **Interests held indirectly –** *(continued)*						
Daiwa Distribution (Ontario) Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	700,000加元 CAD700,000	100%	有限責任公司 Limited liability company	銷售及分銷電腦產品及電子產品 Sales and distribution of computer goods and electronic goods
Daiwa Holdings Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	223,015加元 CAD223,015	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Daiwa Precision Industrial Ltd.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	投資控股 Investment holdings
Daiwa Semitron Supplies (Canada) Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	銷售及分銷電腦貨品及電子貨品 Sales and distribution of computer goods and electronic goods
Westpac Holdings Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	持有物業 Property holdings
Westpac Technology Inc.	加拿大安大略省 Ontario, Canada	加拿大 Canada	1加元 CAD1	100%	有限責任公司 Limited liability company	投資控股 Investment holdings

附註：

(i) 上表所列本公司之附屬公司，乃本公司董事會及本集團管理層認為與本集團本年度業績有重要貢獻，或持有本集團大部份資產之附屬公司。若盡錄其他附屬公司之資料，董事會認為將過於冗長。

(ii) 無投票權遞延股份沒有投票權及在清算時未能享有分配，除非普通股股東已獲分配合計100,000,000,000,000港元。

(iii) 截至二零零九年三月三十一日止年度各附屬公司均無任何已發行之借貸資本。

Notes:

(i) The above list includes the subsidiaries of the Company which, in the opinion of the Company's directors and the Group's management, principally contributed the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would result in particulars of excessive length.

(ii) The non-voting deferred shares have no voting rights, are not entitled to any distributions upon winding up unless a sum of HK$100,000,000,000,000 has been distributed to the holders of ordinary shares.

(iii) None of the subsidiaries had any loan capital in issue at any time during the year ended 31 March 2009.

21. 共同控制實體權益

21. INTEREST IN A JOINTLY CONTROLLED ENTITY

		集團 Group	
		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
賬面淨值	Net book amount	**1**	1

集團享有以下於中國成立之共同控制實體之權益：

The Group has interests in the following jointly controlled entity which is established in the Mainland China:

名稱 **Name**	企業性質 **Nature of entity**	主要業務 **Principal activities**	擁有權 **Ownership interest**	投票權 **Voting power**	盈利／虧損分攤 **Profit/loss sharing**
肇慶台和南方元器件精密工業有限公司 Daiwa (Southern) Precision Industrial Limited	中外合資企業 Sino-Foreign cooperative joint venture	不活躍 Inactive	60%	60%	60%

22. 聯營公司權益

22. INTEREST IN AN ASSOCIATED COMPANY

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
期初	Beginning of the year	–	–
增添	Addition	–	2,519
應佔損失	Share of loss	–	(2,519)
期末	End of the year	–	–

於日本成立及營運之聯營公司的詳情如下：

Details of the associated company, which is a limited liability company established and operating in Japan, are as follows:

名稱 Name	已發行及繳足資本 Issued and fully paid up capital	股本權益擁有百分比擁有權 Percentage of equity interest held	主要業務 Principal activity
大和音響株式會社 Daiwa Sound Company Limited ("DSC")	23,400,000日圓 YEN23,400,000	47%	銷售及製造揚聲器驅動元部件及元器件 Trading and manufacturing of loudspeaker elements and components

23. 可供出售財務資產 23. AVAILABLE-FOR-SALE FINANCIAL ASSETS

		集團 Group	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
期初	Beginning of the year	**319**	4,340
滙兑差額	Exchange differences	**—**	695
重估虧損支賬入權益	Revaluation deficit charged to equity	**(151)**	(61)
出售附屬公司(*附註37(c)*)	Disposal of subsidiaries (*Note 37(c)*)	**—**	(4,655)
期末	End of the year	**168**	319

可供出售財務資產包括： Available-for-sale financial assets include the following:

		集團 Group	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
上市證券：	Listed securities:		
股權證券 — 香港，以港元為單位	Equity securities — Hong Kong, denominated in Hong Kong dollar	**168**	319
上市證券市場價值	Market value of listed securities	**168**	319

24. 存貨 24. INVENTORIES

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
商品存貨	Trading merchandise	**93,959**	124,048
原料	Raw materials	**69,913**	82,495
在製品	Work-in-progress	**20,271**	18,205
製成品	Finished goods	**21,161**	13,826
		205,304	238,574

庫存成本錄為費用及包括在損益表銷售成本中約1,389,393,000港元(二零零八年：1,713,518,000港元)。

The cost of inventories recognised as expenses and included in cost of sales in the income statement amounted to approximately HK$1,389,393,000 (2008: HK$1,713,518,000).

庫存減值為6,518,000港元(二零零八年：6,220,000港元)，已包括於損益表銷售成本中。

Write-down of inventories amounted to HK$6,518,000 (2008: HK$6,220,000), which have been included in cost of sales in the income statement.

25. 應收營業賬項及應收票據 25. TRADE AND NOTES RECEIVABLES

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
應收營業賬項	Trade receivables	**130,714**	162,349
*減：*應收營業賬項耗蝕準備	*Less:* provision for impairment	**(2,745)**	(1,973)
		127,969	160,376
應收票據	Notes receivable	**11,663**	25,213
		139,632	185,589

25. 應收營業賬項及應收票據(續) 25. TRADE AND NOTES RECEIVABLES (continued)

附註： Notes:

(a) 本集團之應收營業賬項面值按以下貨幣入賬：

(a) The carrying amount of the Group's trade receivables are denominated in the following currencies:

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
港元	Hong Kong dollar	**51,974**	55,412
人民幣	Chinese Renminbi	**29,565**	41,429
美元	United States dollar	**30,039**	38,400
加拿大元	Canadian dollar	**19,136**	27,108
		130,714	162,349

應收營業賬項面值與其公平值相若。

The carrying amounts of trade receivables approximate their fair values.

應收營業賬項並無集中的信貸風險，因為本集團有眾多客戶，遍佈不同地點。

There is no concentration of credit risk with respect to trade receivables as there are a large number of widely dispersed customers.

本集團之大部份銷售為記賬交易，賬期一般由三十天至九十天。應收營業賬項之賬齡分析如下：

Majority of the Group's sales are made on open account, with credit terms generally ranging from 30 days to 90 days. The ageing analysis of trade receivables is as follows:

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
少於六十天	Less than 60 days	**100,969**	107,794
六十天至一百二十天	60 days to 120 days	**18,043**	40,042
超過一百二十天	Over 120 days	**11,702**	14,513
		130,714	162,349

25. 應收營業賬項及應收票據(續) 25. TRADE AND NOTES RECEIVABLES *(continued)*

附註：(續) *Notes: (continued)*

(a) 本集團之應收營業賬項面值按以下貨幣入賬：*(續)*

(a) The carrying amount of the Group's trade receivables are denominated in the following currencies: *(continued)*

於二零零九年三月三十一日，應收營業賬項為49,202,000港元(二零零八年：64,339,000)經已逾期但並無需減值。此等款項涉及多個最近沒有拖欠還款紀錄的獨立客戶。此等貿易應收款的賬齡分析如下：

At 31 March 2009, trade receivables approximately of HK$49,202,000 (2008: HK$64,339,000) were past due but not considered to be impaired because these mainly relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

		集團 Group	
		二零零九 **2009** 千港元 ***HK$'000***	二零零八 2008 千港元 *HK$'000*
少於六十天	Less than 60 days	**30,312**	30,660
六十天至一百二十天	60 days to 120 days	**9,933**	21,139
超過一百二十天	Over 120 days	**8,957**	12,540
		49,202	64,339

並無逾期或減值的應收營業賬項的信貸質量乃透過參考有關對手方拖欠比率的過往資料進行評估。現有對手方過往並無拖欠。

The credit quality of trade receivables neither past due nor impaired has been assessed by reference to historical information about the counterparty default rates. The existing counterparties do not have significant defaults in the past.

於二零零九年三月三十一日，應收營業賬項2,745,000港元(二零零八年：1,973,000)經已減值。於二零零九年三月三十一日，撥備金額為2,745,000港元(二零零八年：1,973,000港元)。個別減值的應收款主要來自處於預料以外經濟困境中的客戶。此等應收款的賬齡如下：

At 31 March 2009, trade receivables of approximately HK$2,745,000 (2008: HK$1,973,000) were impaired. The amount of the provision was HK$2,745,000 as of 31 March 2009 (2008: HK$1,973,000). The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. The ageing of these receivables is as follows:

		集團 Group	
		二零零九 **2009** 千港元 ***HK$'000***	二零零八 2008 千港元 *HK$'000*
超過一百二十天	Over 120 days	**2,745**	1,973

25. 應收營業賬項及應收票據(續) 25. TRADE AND NOTES RECEIVABLES (continued)

附註：(續) Notes: (continued)

(a) 本集團之應收營業賬項面值按以下貨幣入賬：(續)

(a) The carrying amount of the Group's trade receivables are denominated in the following currencies: (continued)

應收營業賬項減值撥備的變動如下：

Movement on the provision for trade receivables is as follows:

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
四月一日	At 1 April	**1,973**	1,612
應收營業賬項減值撥備	Provision of trade receivable impairment	**2,409**	1,698
年內列為未能收回的應收營業賬項撇銷	Receivables written off during the year as uncollectable	**(1,637)**	(1,337)
三月三十一日	At 31 March	**2,745**	1,973

(b) **應收票據**

由於到短期日，應收票據之約相等於其公平值。於二零零九年三月三十一日所有應收票據均為第三者發出並得到銀行承認面額為人民幣，而平均到期日為120天(二零零八年：120天)。

(b) **Notes receivable**

The carrying amounts of notes receivable approximate their fair values due to their short maturity. As at 31 March 2009, all the notes receivable represent bank acceptance notes issued by third parties with average maturity of within 120 days (2008: 120 days) and are denominated in RMB.

26. 預收款項，按金及其他應收款項 26. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

		集團 Group		公司 Company	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	**二零零九 2009 千港元 HK$'000**	二零零八 2008 千港元 HK$'000
預付款項	Prepayments	**6,816**	6,020	**–**	–
租賃按金	Rental deposits	**927**	659	**–**	–
其他應收款項(*附註*)	Other receivables (*note*)	**9,142**	8,668	**114**	174
		16,885	15,347	**114**	174

附註：

於二零零九年三月三十一日，其他應收款項中包括一項由獨立第三者公司所欠之無押款及免息借款共3,868,000港元(二零零八年：3,868,000港元)。根據本集團與該獨立第三者於二零零七年九月所訂立之借款協議，借款於二零零八年九月二十三日到期清還，而集團則有權於到期日前將借款轉為佔該第三者的百分之十股東權益。於年內，集團仍在研究行使可轉換選擇之可行性，雙方並於二零零九年五月十八日簽訂了補充借款協議，延長借款到期日及可轉換時期至二零零九年八月三十一日，其他條款維持不變，董事認為該轉換權的公平值於接受日及財務年底均價值細少，而且預期該款項於到期日可全部收回。

Note:

Included in other receivables of the Group as at 31 March 2009 was a loan due from an independent third party company of HK$3,868,000 (2008: HK$3,868,000), which is unsecured and interest free. Pursuant to the original loan agreement entered into with the third party in September 2007, the loan is repayable on 23 September 2008 whereby the Group may at any time before that convert the amount into 10% equity interest in the third party. During the year, the Group continued to explore on exercising the convertible option and a supplementary agreement was subsequently signed by both parties on 18 May 2009 to extend the maturity date of the loan and the conversion period to 31 August 2009 with other terms remain unchanged. The directors are of the opinion that the fair value of the convertible option at both the inception date and as at year end is minimal, and expect that the amount to be fully recoverable upon maturity.

27. 現金及現金等價物

27. CASH AND CASH EQUIVALENTS

		集團 Group		公司 Company	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
銀行結餘	Cash at bank	**121,957**	101,654	**599**	32
現金結餘	Cash on hand	**2,599**	1,734	**–**	–
		124,556	103,388	**599**	32

現金及現金等價物按以下貨幣入賬：

Cash and cash equivalents are denominated in the following currencies:

		集團 Group		公司 Company	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
港元	Hong Kong dollar	**33,027**	35,719	**599**	32
人民幣	Chinese Renminbi	**15,396**	11,817	**–**	–
美元	United States dollar	**71,522**	47,890	**–**	–
加拿大元	Canadian dollar	**4,566**	7,774	**–**	–
其他	Others	**45**	188	**–**	–
		124,556	103,388	**599**	32

銀行存款為浮動利率，根據每日現金及銀行存放利率。集團之銀行結餘中的人民幣全部均在中國存款。在國內的人民幣與外幣兑換及匯款，均按照中國政府的外匯規定。

Cash at bank earns interest at floating rates based on daily bank deposit rates. The Group's cash and bank balance denominated in RMB are deposited with banks in the Mainland China. The conversion of these RMB denominated balances into foreign currencies and the remittance of funds out of Mainland China is subject to the rules and regulations of foreign exchange control promulgated by the Government of the People's Republic of China.

28. 借貸 28. BORROWINGS

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
非本期	Non-current		
銀行貸款	Bank borrowings	**69,541**	68,668
*減：*非本期銀行貸款之本期部份	*Less:* current portion of non-current bank borrowings	**(35,488)**	(24,391)
融資租賃負債*(附註(iv))*	Finance lease liabilities *(note (iv))*	**–**	1,069
		34,053	45,346
本期	Current		
短期銀行貸款	Short-term bank borrowings	**16,000**	11,000
非本期銀行貸款之本期部份	Current portion of non-current bank borrowings	**35,488**	24,391
銀行信託貸款	Trust receipts bank loans	**109,222**	136,771
融資租賃負債*(附註(iv))*	Finance lease liabilities *(note (iv))*	**1,078**	1,405
		161,788	173,567
借貸總額	Total borrowings	**195,841**	218,913

附註： *Notes:*

(i) 借貸還款期如下： The maturity of the borrowings is as follows:

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
一年內	Within 1 year	**161,788**	173,567
一年至兩年內	Between 1 and 2 years	**34,053**	28,846
二年至五年內	Between 2 and 5 years	**–**	16,500
		195,841	218,913

28. 借貸(續) 28. BORROWINGS *(continued)*

附註：(續) *Notes: (continued)*

(ii) 借貸由以下貨幣組成：

(ii) The carrying amounts of the borrowings are denominated in the following currencies:

		集團 Group	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
港元	Hong Kong dollar	**195,483**	218,486
美元	United States dollar	**358**	427
		195,841	218,913

(iii) 於資產負債表日集團貸款利率及加權平均息率如下：

(iii) The exposure of the Group's borrowings to interest rate changes and the weighted average effective interest rates at the balance sheet date are as follows:

		集團 Group	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
— 浮動息率	— at floating rates	**195,841**	218,913

		二零零九 2009		二零零八 2008	
		港元 HK$	**美元 US$**	港元 HK$	美元 US$
銀行信託貸款	Trust receipt bank loans	**3.37%**	**2.20%**	4.84%	3.93%
銀行貸款	Bank borrowings	**3.44%**	**–**	4.66%	–
融資租賃負債	Finance lease liabilities	**2.89%**	**–**	2.96%	–

所有貸款為無抵押及賬面值與公平值相近。

All borrowings are unsecured and the carrying amounts approximate their fair values.

28. 借貸(續)

28. BORROWINGS *(continued)*

附註：(續)

Notes: (continued)

(iv) 集團之融資租賃責任之分析如下：

(iv) The Group's finance lease obligations were analysed as follows:

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
最低租賃還款總額	Total minimum lease payments		
—一年內	— Within one year	**1,083**	1,449
—第二年	— In the second year	**–**	1,081
		1,083	2,530
減：未來融資支出	*Less:* Future finance charges	**(5)**	(56)
		1,078	2,474

融資租賃負債之現值分析如下：

The present value of finance lease liabilities is analysed as follows:

		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
一年內	Within one year	**1,078**	1,405
第二年	In the second year	**–**	1,069
		1,078	2,474

29. 應付營業賬項 29. TRADE PAYABLES

大部份供應商為記賬交易，賬期一般由三十天至六十天。

Payment terms with majority of the suppliers are on open account. Certain suppliers grant credit period ranging from 30 to 60 days.

應付營業賬項之賬齡分析如下：

The ageing analysis of trade payables is as follows:

		集團 Group	
		二零零九 2009 *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
少於六十天	Less than 60 days	**130,830**	141,349
六十天至一百二十天	60 days to 120 days	**6,084**	14,631
超過一百二十天	Over 120 days	**1,912**	5,091
		138,826	161,071

應付營業賬項按以下貨幣入賬：

Trade payables are denominated in the following currencies:

		集團 Group	
		二零零九 2009 *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
港元	Hong Kong dollar	**13,464**	29,026
人民幣	Chinese Renminbi	**11,600**	12,689
美元	United States dollar	**87,873**	85,414
加拿大元	Canadian dollar	**22,590**	33,216
日圓	Japanese Yen	**3,299**	726
		138,826	161,071

30. 應付費用及其他應付款項 30. ACCRUALS AND OTHER PAYABLES

		集團 Group		公司 Company	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
應付薪金及花紅	Accrual for salaries and bonuses	**9,254**	10,544	**–**	–
預收款	Receipts in advance	**1,981**	1,491	**–**	–
應付營運費用	Accrued operating expenses	**4,726**	8,314	**428**	420
應付建築費用	Construction fee payable	**3,594**	7,465	**–**	–
其他應付款	Other payables	**528**	458	**–**	–
		20,083	28,272	**428**	420

31. 衍生金融工具 31. DERIVATIVE FINANCIAL INSTRUMENTS

於二零零九年三月三十一日，集團有尚未結算的美元及人民幣之外幣對沖合約。於二零零九年三月三十一日尚未結算之具體金額為65,877,000港元(二零零八年：399,048,000港元)。

As at 31 March 2009, the Group had outstanding forward foreign currency contracts to sell/purchase United State dollar and Chinese Renminbi. The notional principal amounts of the outstanding forward foreign exchange contracts at 31 March 2009 were approximately HK$65,877,000 (2008: HK$399,048,000).

32. 遞延所得稅 32. DEFERRED INCOME TAX

當有法定權利可將現有稅項資產與現有稅項負債抵銷，而遞延稅項涉及同一財政機關，則可將遞延所得稅資產與遞延所得稅負債互相抵銷。綜合資產負債表上之結餘，根據適當之抵銷後如下：

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheet are, after appropriate offsetting, as follows:

		集團 Group	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
遞延稅項資產，十二個月後收回	Deferred income tax assets, to be recovered after more than 12 months	**172**	1,386
遞延稅項負債，於十二個月後清還	Deferred income tax liabilities, to be settled after more than 12 months	**(3,347)**	(5,480)
遞延稅項負債淨值	Net deferred income tax liabilities	**(3,175)**	(4,094)

32. 遞延所得稅(續) 32. DEFERRED INCOME TAX (continued)

遞延稅項變動如下：

The movement on deferred income tax account is as follow:

		集團 Group	
		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
期初	Beginning of the year	**(4,094)**	(4,314)
在損益表記賬╱(支銷)*(附註11)*	Credited/(charged) to the income statement *(Note 11)*	**919**	(378)
出售附屬公司*(附註37(c))*	Disposal of subsidiaries *(Note 37(c))*	**–**	598
期末	End of the year	**(3,175)**	(4,094)

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

The movement in deferred tax assets and liabilities prior to offsetting of balances within the same taxation jurisdiction is as follows:

遞延稅項資產	**Deferred tax assets**	稅損 Tax losses	
		二零零九 **2009** *千港元* ***HK$'000***	二零零八 2008 *千港元* *HK$'000*
期初	Beginning of the year	**1,541**	1,150
在損益表(支銷)╱記賬	(Charged)/credited to the income statement	**(829)**	391
期末	End of the year	**712**	1,541

32. 遞延所得稅(續)

32. DEFERRED INCOME TAX (continued)

遞延稅項負債	Deferred tax liabilities	扣留稅項 Withholding tax		加速稅項折舊 Accelerated tax depreciation		總值 Total	
		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
於四月一日	At 1 April	**–**	–	**5,635**	5,464	**5,635**	5,464
在損益表(記賬)/支銷	(Credited)/charged to the income statement	**196**	–	**(1,944)**	769	**(1,748)**	769
出售附屬公司(附註37(c))	Disposal of subsidiaries (Note 37(c))	**–**	–	**–**	(598)	**–**	(598)
於三月三十一日	At 31 March	**196**	–	**3,691**	5,635	**3,887**	5,635

遞延税項資產乃基於將來可能籍應課税溢利而變現的相關税項利益為限，就可結轉税項虧損作確認。本集團並無就累計税損約11,601,000港元(二零零八年：7,712,000港元)確認遞延税項資產約47,744,000港元(二零零八年：31,772,000港元)，此等税項虧損可抵銷將來的應課税溢利。於二零零九年三月三十一日，累計税項虧損約43,438,000港元，將於二零一一至二零一五年期間屆滿，而餘下4,306,000港元則可無限期抵銷將來之應課税溢利。

Deferred income tax assets are recognised for tax loss carry-forward to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of approximately HK$11,601,000 (2008: HK$7,712,000) in respect of accumulated losses amounting to approximately HK$47,744,000 (2008: HK$31,772,000) that can be carried forward against future taxable income. As at 31 March 2009, accumulated tax loss amounting to approximately HK$43,438,000 is expiring in 2011 to 2015, while the remaining balance of approximately HK$4,306,000 can be carried forward indefinitely to offset against future taxable income.

33. 股本 — 本公司 33. SHARE CAPITAL

		二零零九 2009 股份數目 Number of shares 千股 '000	二零零九 2009 面值 Nominal value 千港元 HK$'000	二零零八 2008 股份數目 Number of shares 千股 '000	二零零八 2008 面值 Nominal value 千港元 HK$'000
法定	Authorised —				
普通股每股面值0.10港元	Ordinary shares of HK$0.10 each	**1,000,000**	**100,000**	1,000,000	100,000
已發行及繳足	Issued and fully paid-				
普通股每股面值0.10港元	Ordinary shares of HK$0.10 each				
期初	Beginning of the year	**304,230**	**30,423**	278,140	27,814
行使認股權証而發行的股份 *(附註(i))*	Issue of shares upon exercise of warrants *(note (i))*	**—**	**—**	26,274	2,627
購回股份*(附註(ii))*	Purchase of own shares *(note (ii))*	**(586)**	**(59)**	(184)	(18)
期末	End of the year	**303,644**	**30,364**	304,230	30,423

附註：

(i) 於二零零九年三月三十一日止年度，沒有認股權証被行使以認購本公司股份。於截至二零零八年三月三十一日止年度，共26,274,436股認股權証已全部行使，以可認購26,274,436股股份，總代價約11,764,000港元。

(ii) 於截至二零零九年三月三十一日止年度，公司購回586,000股股份(二零零八年：184,000)，共約230,010港元(二零零八年：114,260港元)。這些股份期後已取消。

Notes:

(i) During the year ended 31 March 2009, no warrants were utilised to subscribe for the shares of the Company. During the year ended 31 March 2008, a total of 26,274,436 warrants were utilised to subscribe for 26,274,436 shares in the Company at an aggregate consideration of HK$11,764,000.

(ii) During the year ended 31 March 2009, the Company repurchased 586,000 shares (2008: 184,000) for HK$230,010 (2008: HK$114,260). These shares were subsequently cancelled.

		購回股份數目 Number of shares repurchased *千股 '000*	**每股股份成交價 Price per share 所付最低價 Lowest** *港元 HK$*	**每股股份成交價 Price per share 所付最高價 Highest** *港元 HK$*
交易時間	**Date of repurchase**			
二零零八年八月	August 2008	438	0.375	0.450
二零零八年十月	October 2008	78	0.325	0.330
二零零八年十二月	December 2008	20	0.250	0.275
二零零九年一月	January 2009	50	0.240	0.260
		586		

34. 僱員購股權

本公司採取僱員購股權計劃，可據此向本集團之僱員(包括本公司之執行董事)授出購股權以便認購本公司之股份，惟最多以本公司當時已發行股本面值(不包括因行使購股權而發行之股份)30%為限。該購股權行使價將由本公司之董事會釐定，以(i)本公司股份於購股權授予日之收市價；(ii)緊接授予購股權日前五個交易日本公司股份之平均收市價；或(iii)本公司股份之面值每股0.10港元，三者以較高者為準。

截至二零零九年三月三十一日，本公司概無授出或行使購股權(二零零八年：零)，及於二零零九年三月三十一日，沒有未行使之購股權(二零零八年：零)。

34. EMPLOYEE SHARE OPTIONS

The Company has an employee share option scheme, under which it may grant options to employees (including executive directors of the Company) to subscribe for shares in the Company, subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time excluding for this purpose any shares issued upon exercise of employee share options. The exercise price will be determined by the Company's Board of Directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares of HK$0.10 each.

No share options were granted or exercised during the year ended 31 March 2009 (2008: Nil) and no share options were outstanding as at 31 March 2009 (2008: Nil).

35. 認股權証

35. WARRANTS

授予日期 Date of grant	行使時期 Exercise period	認購價 Subscription price	期初 Beginning of the year	期間行使數量 Utilised during the year	期間過期數量 Lapsed during the year	期末 End of the year
二零零七年一月二十三日 23 January 2007	二零零七年一月二十三日至二零一二年一月二十二日 23 January 2007 to 22 January 2012	HK$0.40	12,313,089	–	–	12,313,089

本年度，無認股權証行使以認購本公司之股份。截至二零零八年三月三十一日止年度，共26,274,436股認股權証已行使，以認購26,274,436股公司之股份，總代價約11,764,000港元。

During the year, no warrants were utilised to subscribe for the shares of the Company. During the year end 31 March 2008, a total of 26,274,436 warrants were utilised to subscribe for 26,274,436 shares in the Company at an aggregate consideration of HK$11,764,000.

36. 儲備

36. RESERVES

(a) 集團

(a) Group

		股份溢價 Share premium 千港元 HK$'000	資本儲備(i) Capital reserve (i) 千港元 HK$'000	資本贖回盈餘 Capital redemption reserve 千港元 HK$'000	兌換儲備 Exchange reserve 千港元 HK$'000	法定儲備(ii) Statutory reserve (ii) 千港元 HK$'000	可供出售金融資產重估儲備 Available-for-sale financial assets revaluation reserve 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零八年四月一日	As 1 April 2008	215,121	41,201	1,164	9,790	90	508	89,466	357,340
本年度溢利	Profit for the year	–	–	–	–	–	–	7,115	7,115
外幣換算	Exchange translation	–	–	–	(8,729)	–	–	–	(8,729)
購回股份	Purchase of own shares	(171)	–	230	–	–	–	(230)	(171)
轉移	Transfer	–	–	–	–	–	(331)	331	–
可供出售金融資產重估儲備虧損	Revaluation deficits on available-for-sale financial assets	–	–	–	–	–	(151)	–	(151)
股息(附註15)	Dividends (Note 15)	–	–	–	–	–	–	(1,672)	(1,672)
於二零零九年三月三十一日	**At 31 March 2009**	214,950	41,201	1,394	1,061	90	26	95,010	353,732
組成如下：	Representing:								
擬派末期股息	Proposed dividend							1,518	
其他	Others							93,492	
								95,010	

36. 儲備(續)

36. RESERVES (continued)

(a) 集團(續)

(a) Group (continued)

		股份溢價 Share premium 千港元 HK$'000	資本儲備(i) Capital reserve (i) 千港元 HK$'000	資本購回盈餘 Capital redemption reserve 千港元 HK$'000	滙兌儲備 Exchange reserve 千港元 HK$'000	法定儲備(ii) Statutory reserve (ii) 千港元 HK$'000	可供出售金融資產重估儲備 Available-for-sale financial assets revaluation reserve 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零七年四月一日	As 1 April 2007	206,080	41,201	1,050	2,684	90	1,046	90,284	342,435
本年度溢利	Profit for the year	–	–	–	–	–	–	6,891	6,891
外幣換算	Exchange translations	–	–	–	7,186	–	–	–	7,186
由於行使認股權證而發行股份	Issue of shares upon exercise of warrants	9,137	–	–	–	–	–	–	9,137
購回股份	Purchase of own shares	(96)	–	114	–	–	–	(114)	(96)
可供出售金融資產重估儲備盈餘	Revaluation surplus on available-for-sale financial assets	–	–	–	–	–	19	–	19
出售附屬公司	Disposal of subsidiaries	–	–	–	(80)	–	(557)	–	(637)
股息(附註15)	Dividends (Note 15)	–	–	–	–	–	–	(7,595)	(7,595)
於二零零八年三月三十一日	**At 31 March 2008**	215,121	41,201	1,164	9,790	90	508	89,466	357,340
組成如下:	Representing:								
擬派末期股息	Proposed dividend							761	
其他	Others							88,705	
								89,466	

附註:

(i) 本集團之資本儲備為本公司發行之股份面值與根據於一九九四年集團重組轉讓予本公司的附屬公司股本面值兩者之差額,加上於二零零零年三月三十一日財政年度內因削減股本面值而產生的盈餘51,594,000港元。

(ii) 中國大陸之附屬公司之法定公積金,法定公積金可用於彌補公司之虧損,擴大生產經營業務或增加附屬公司資本。

Notes:

(i) Capital reserve of the Group represents the difference between the nominal amount of the share capital issued by the Company and the nominal amount of the share capital of the subsidiaries transferred to the Company pursuant to a group reorganisation in 1994, plus the credit of HK$51,594,000 from share capital as a result of a reduction of the Company's share capital took place during the year ended 31 March 2000.

(ii) Statutory reserve of a subsidiary in Mainland China can be used to offset future losses or increase in capital of the subsidiary.

36. 儲備（續） RESERVES (continued)

(b) 本公司 Company

		股份溢價 Share premium 千港元 HK$'000	資本購回盈餘 Capital redemption reserve 千港元 HK$'000	繳入盈餘(i) Contributed surplus (i) 千港元 HK$'000	保留盈利 Retained profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零八年四月一日	At 1 April 2008	215,121	1,164	72,309	11,493	300,087
本年度盈利	Profit for the year	–	–	–	10,866	10,866
購回股份	Purchase of own shares	(171)	230	–	(230)	(171)
股息（附註15）	Dividends (*Note 15*)	–	–	–	(1,672)	(1,672)
於二零零九年三月三十一日	**At 31 March 2009**	**214,950**	**1,394**	**72,309**	**20,457**	**309,110**
組成如下：	Representing:					
擬派末期股息	Proposed dividend				1,518	
其他	Others				18,939	
					20,457	
於二零零七年四月一日	At 1 April 2007	206,080	1,050	72,309	19,057	298,496
本年度盈利	Profit for the year	–	–	–	145	145
發行股份	Issue of shares upon exercise of warrants	9,137	–	–	–	9,137
購回股份	Purchase of own shares	(96)	114	–	(114)	(96)
股息（附註15）	Dividends (*Note 15*)	–	–	–	(7,595)	(7,595)
於二零零八年三月三十一日	**At 31 March 2008**	**215,121**	**1,164**	**72,309**	**11,493**	**300,087**
組成如下：	Representing:					
擬派末期股息	Proposed dividend				761	
其他	Others				10,732	
					11,493	

附註：

(i) 本公司之繳入盈餘為集團於一九九四年重組時本公司發行之股份面值用以交換Daiwa BVI Limited已發行普通股及其附屬公司資產淨值兩者之差額，加上於二零零零年三月三十一日財政年度內因削減股本面值而產生的盈餘51,594,000港元。

根據百慕達一九八一年公司法，繳入盈餘可分派予股東，惟公司不能用作派發或支付股息，或從繳入盈餘中分派，如(i)分派後不能如期清還到期之債務或(ii)資產淨值低於負債及已發行股本及股份溢價之總額。

Note:

(i) The contributed surplus of the Company represents the difference between the nominal amount of the Company's shares issued in exchange for the issued ordinary shares of Daiwa BVI Limited and the value of net assets of its underlying subsidiaries pursuant to a group reorganisation in 1994, plus the credit of HK$51,594,000 from share capital as a result of a reduction of the Company's share capital took place during the year ended 31 March 2000.

Under the Companies Act 1981 of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

37. 綜合現金流量表 / 37. CONSOLIDATED CASH FLOW STATEMENT

(a) 除稅前溢利與營運活動產生之淨現金淨額調節表 / (a) Reconciliation of profit before income tax to cash generated from operations

		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
除稅前溢利	Profit before income tax	**9,464**	13,509
調整 —	Adjustments for —		
利息收入	Interest income	**(224)**	(1,526)
利息開支	Interest expense	**8,050**	9,985
土地及土地使用權攤銷	Amortisation of leasehold land and land use rights	**595**	649
物業、機器及設備折舊	Depreciation of property, plant and equipment	**17,281**	17,117
應收營業賬項耗蝕	Impairment of trade receivables	**2,409**	1,698
庫存減值	Write-down of inventories	**6,518**	6,220
變賣物業、機器、設備以及土地及土地使用權之其他收益	Gain on disposal of property, plant and equipment, and leasehold land and land use rights	**(11,805)**	(25)
金融衍生工具公平值(盈餘)／虧損	Fair value (gain)/loss on derivative financial instruments	**(6,480)**	2,990
		25,808	50,617
營運資本轉變：	Changes in working capital:		
存貨	Inventories	**26,752**	(15,162)
應收營業賬項、應收票據及應收聯營公司款項	Trade and notes receivables and amount due from an associated company	**44,564**	(45,726)
預付款項、按金及其他應收款項	Prepayments, deposits and other receivables	**(1,538)**	(9,002)
應付營業賬項	Trade payables	**(23,033)**	47,560
應付費用及其他應付款項	Accruals and other payables	**(4,318)**	3,687
營運活動產生之淨現金	Cash generated from operations	**68,235**	31,974

(b) 在綜合現金流量表內，出售物業、機器及設備以及土地及土地使用權的所得款包括： / (b) In the consolidated cash flow statement, proceeds from disposals of property, plant and equipment, and leasehold land and land use rights comprise:

		二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
賬面淨值	Net book amount	**6,339**	605
出售物業、機器及設備及土地及土地使用權盈利	Gain on disposal of property, plant and equipment, and leasehold land and land use rights	**11,805**	25
出售物業、機器及設備及土地及土地使用權所得款項	Proceeds from disposals of property, plant and equipment, and leasehold land and land use rights	**18,144**	630

37. 綜合現金流量表(續)

37. CONSOLIDATED CASH FLOW STATEMENT (continued)

(c) 出售DSC 5%的權益

於二零零八年二月一日，集團出售5% DSC的權益予獨立第三方，DSC因而成為集團的聯營公司。DSC於出售日的資產淨值如下：

(c) Disposal of 5% interest in DSC

On 1 February 2008, the Group disposal of 5% interest in DSC to an independent third party. Consequently, DSC becomes an associated company of the Group. The net assets of DSC at the date of disposal were as follows:

		千港元 HK$'000
出售資產：	Net assets disposed:	
物業、機器及設備	Property, plant and equipment	9,717
可供出售財務資產	Available-for-sale financial assets	4,655
存貨	Inventories	27,121
應收營業賬項及其他流動資產	Trade receivables and other current assets	24,569
現金及現金等價物	Cash and cash equivalents	17,684
借貸	Borrowings	(11,450)
應付營業賬項及其他流動負債	Trade payables and other current liabilities	(67,399)
遞延所得稅	Deferred income tax	(598)
少數股東權益	Minority interests	(1,831)
商譽	Goodwill	239
		2,707
出售收益	Gain on disposal	4
*減：*保留聯營公司的權益*(附註22)*	*Less:* Interest retained as an associated company *(Note 22)*	(2,519)
總代價	Total consideration	192
支付方式：	Satisfied by:	
現金	Cash	192
出售DSC產生之現金流出淨額分析	Analysis of the net cash outflow in respect of the disposal of 5% interest in DSC:	
現金代價	Cash consideration	192
*減：*出售之現金及現金等價物	*Less:* Cash and cash equivalents sold	(17,684)
出售附屬公司產生之現金流出淨額	Net cash outflow in respect of the disposal of 5% interest in DSC	(17,492)

38. 按種類劃分之金融工具 38 FINANCIAL INSTRUMENTS BY CATEGORY

於資產負債表日期之按種類劃分之金融工具面值如下：

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

集團 Group

金融資產 Financial assets

		二零零九 2009			
		損益表之金融資產面值 Financial assets at fair value through profit or loss 千港元 HK$'000	可供出售金融資產 Available-for-sale financial assets 千港元 HK$'000	借貸及應收款項 Loans and receivables 千港元 HK$'000	總值 Total 千港元 HK$'000
可供出售金融資產	Available-for-sale financial assets	–	168	–	168
應收營業賬項及應收票據	Trade and notes receivables	–	–	139,632	139,632
應收聯營公司款項	Amount due from an associated company	–	–	14,855	14,855
包括在預付款項、按金及其他應收款內的金融資產 *(附註26)*	Financial assets included in prepayment, deposits and other receivables *(Note 26)*	–	–	10,069	10,069
衍生金融工具	Derivative financial instruments	235	–	–	235
現金及現金等價物	Cash and cash equivalents	–	–	124,556	124,556
		235	168	289,112	289,515

財務負債 Financial liabilities

		財務負債面值 Financial liabilities at fair value 千港元 HK$'000	財務負債攤銷成本 Financial liabilities at amortised cost 千港元 HK$'000	總值 Total 千港元 HK$'000
應付營業賬項	Trade payables	–	138,826	138,826
銀行借貸	Interest-bearing bank borrowings	–	194,763	194,763
融資租賃負債	Finance lease liabilities	–	1,078	1,078
包括在應付費用及其他應付款內的財務負債 *(附註30)*	Financial liabilities included in accruals and other payables *(Note 30)*	–	18,102	18,102
衍生金融工具	Derivative financial instruments	34	–	34
		34	352,769	352,803

38. 按種類劃分之金融工具(續) 38 FINANCIAL INSTRUMENTS BY CATEGORY *(continued)*

集團 Group

金融資產 Financial assets

		二零零八 2008			
		損益表之金融資產面值 Financial assets at fair value through profit or loss *千港元 HK$'000*	可供出售金融資產 Available-for-sale financial assets *千港元 HK$'000*	借貸及應收款項 Loans and receivables *千港元 HK$'000*	總值 Total *千港元 HK$'000*
可供出售金融資產	Available-for-sale financial assets	–	319	–	319
應收營業賬項及應收票據	Trade and notes receivables	–	–	185,589	185,589
應收聯營公司款項	Amount due from an associated company	–	–	17,637	17,637
包括在預付款項、按金及其他應收款內的金融資產 *(附註26)*	Financial assets included in prepayment, deposits and other receivables *(Note 26)*	–	–	9,327	9,327
現金及現金等價物	Cash and cash equivalents	–	–	103,388	103,388
		–	319	315,941	316,260

財務負債 Financial liabilities

		財務負債面值 Financial liabilities at fair value *千港元 HK$'000*	財務負債攤銷成本 Financial liabilities at amortised cost *千港元 HK$'000*	總值 Total *千港元 HK$'000*
應付營業賬項	Trade payables	–	161,071	161,071
銀行借貸	Interest-bearing bank borrowings	–	216,439	216,439
融資租賃負債	Finance lease liabilities	–	2,474	2,474
包括在應付費用及其他應付款內的財務負債 *(附註30)*	Financial liabilities included in accruals and other payables *(Note 30)*	–	26,781	26,781
衍生金融工具	Derivative financial instruments	6,279	–	6,279
		6,279	406,765	413,044

公司 Company

金融資產－借貸及應收款項 Financial assets – loans and receivables

		二零零九 2009 *千港元 HK$'000*	二零零八 2008 *千港元 HK$'000*
其他應收款	Other receivables	**114**	174
現金及現金等價物	Cash and cash equivalents	**599**	32
		713	206

39. 承擔

(a) 資本承擔

於二零零八年及二零零九年三月三十一日，集團及本公司並無任何重大資本承擔。

(b) 營運租約承擔

於二零零九年三月三十一日，對於土地及樓宇不可撤銷之營運租約協議，產生之營運租約承擔總額分析如下：

39. COMMITMENTS

(a) Capital commitments

As at 31 March 2008 and 2009, the Group and the Company did not have any significant capital commitments.

(b) Operating lease commitments

At 31 March 2009, the future aggregate minimum lease payments in respect of land and buildings under non-cancellable operating leases were as follows:

		集團 Group	
		二零零九 **2009** ***HK$'000***	二零零八 2008 *HK$'000*
第一年內	Not later than one year	**5,073**	6,095
第二年至第五年內	Later than one year and not later than five years	**12,011**	5,899
		17,084	11,994

普遍而言，集團之營運租約一般為期1年至5年。

Generally, the Group's operating leases are for terms of one to five years.

於二零零八年及二零零九年三月三十一日，公司均沒有重大之承擔。

The Company did not have any significant commitments at 31 March 2008 and 2009.

40. 有關連人士交易

於二零零九年三月三十一日，Leading Trade Limited、China Capital Holdings Investment Limited及Cyber Concept Limited分別擁有本公司20.06%(二零零八年：20.02%)、24.51%(二零零八年：24.47%)及4.07%(二零零八年：4.06%)股權。這幾間公司均由公司董事劉得還先生及陳婉薇女士控制，均擁有最終控制權。

如本集團或其主要管理人員之任何成員或其近親能夠直接或間接對某一方的財務和經營決策有重大影響或反之亦然的情形、或本集團和該方受到共同的重大影響，則該方為本集團的有關連人士。有關連人士可以是個人或實體。

除財務報表其他部分所示的關連人士資料外，本集團及關連人士於日常業務中訂立的重大關連人士交易以及關連人士交易產生的結餘概述如下：

40. RELATED PARTY TRANSACTIONS

As at 31 March 2009, Leading Trade Limited, China Capital Holdings Investment Limited and Cyber Concept Limited owned 20.06% (2008: 20.02%), 24.51% (2008: 24.47%) and 4.07% (2008: 4.06%) of the Company's shares respectively. These companies are under the control of the Company's directors, Mr. Lau Tak Wan and Ms. Chan Yuen Mei, Pinky, who are collectively regarded as the ultimate controlling parties.

Parties are considered to be related to the Group if the Group or any member of its key management personnel or their close family members has the ability, directly or indirectly, to exercise significant influence over the parties in making financial and operating decisions, or vice versa, or where the Group and the parties are subject to common significant influence. Related parties may be individuals or entities.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties and the balances arising from related party transactions in addition to the related party information shown elsewhere in the financial statements.

(a) 與有關連人士之交易 / Transactions with related parties:

			集團 Group	
		附註 Note	二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
銷售予DSC(聯營公司)	Sales to DSC (as an associated company)	(i)	**10,070**	2,085
從DSC購買	Purchases from DSC (as an associated company)	(i)	**(4,570)**	(1,439)
退貨予DSC(聯營公司)	Goods return to DSC (as an associated company)	(i)	**9,241**	—
付營運租賃租金給 361 Alden Inc.	Operating lease rental paid to 361 Alden Inc.	(ii)	**1,281**	1,319

附註：

(i) 與DSC的交易是基於雙方同意的條款。

(ii) 361 Alden Inc.為劉得還先生及陳婉薇女士(本公司董事)共同擁有。營運租賃租金由雙方共同協商決定。

Notes:

(i) Transactions with DSC are made based on mutually agreed terms.

(ii) 361 Alden Inc. is beneficially owned by Mr. Lau Tak Wan and Ms. Chan Yuen Mei, Pinky, directors of the Company. Operating lease rental expense is determined at rate mutually agreed between the parties.

40. 有關連人士交易(續) / 40. RELATED PARTY TRANSACTIONS (continued)

(b) 與有關連人士餘額 / Balances with related parties:

		附註 Note	公司 Company 二零零九 2009 千港元 HK$'000	公司 Company 二零零八 2008 千港元 HK$'000
應收附屬公司款項	Amounts due from subsidiaries	(i)	**294,442**	296,631

		附註 Note	集團 Group 二零零九 2009 千港元 HK$'000	集團 Group 二零零八 2008 千港元 HK$'000
應收DSC款項	Amount due from DSC	(ii)	**14,855**	17,637

附註：

(i) 附屬公司借款為無抵押、免息及須於要求時償還。所有金額以港幣入賬。

Notes:

(i) The amounts due from subsidiaries are unsecured and non-interesting bearing, and are repayable on demand. All the amounts are denominated in HK$.

40. 有關連人士交易(續) 40. RELATED PARTY TRANSACTIONS (continued)

(b) 與有關連人士餘額(續) (b) Balances with related parties: (continued)

附註:(續) Notes: (continued)

(ii) 應收DSC款項由營業交易而產生並以美元入賬,應收營業賬項分析如下:

(ii) The amount due from DSC represents trading transactions with the associated company which is denominated in US$. The aging of these receivables are analysed as follows:

		集團 Group	
		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
少於六十天	Less than 60 days	**3,436**	7,944
六十天至一百二十天	60 days to 120 days	**3,878**	9,693
超過一百二十天	Over 120 days	**7,541**	–
		14,855	17,637

於二零零九年三月三十一日,以上若干應收營業賬項已逾期但並無減值問題,由於該聯營公司於過去並無拖欠問題。此等應收營業賬項的賬齡分析如下:

As of 31 March 2009, certain of the above receivables were past due but not considered to be impaired as the associated company has no history of default. The ageing analysis of these receivables is as follows:

		集團 Group	
		二零零九 **2009** 千港元 **HK$'000**	二零零八 2008 千港元 HK$'000
逾期:	Overdue by:		
少於六十天	Less than 60 days	**25**	–
六十天至一百二十天	60 days to 120 days	**4,022**	–
超過一百二十天	Over 120 days	**3,494**	–
		7,541	–

40. 有關連人士交易(續) 40. RELATED PARTY TRANSACTIONS *(continued)*

(c) 主要管理人員之報酬 (c) Key management compensation

		集團 Group 二零零九 2009 千港元 HK$'000	二零零八 2008 千港元 HK$'000
薪金及津貼	Salaries and allowances	**7,869**	7,867
花紅	Bonuses	**1,293**	83
退休金 — 界定供款計劃	Pension costs — defined contribution plans	**344**	319
		9,506	8,269

購股權計劃

本公司已根據聯交所證券上市規則(「上市規則」)第17章之規定，於二零零五年八月十八日舉行之股東週年大會上經股東批准採納新購股權計劃。

新購股權計劃之概要如下：

1. 計劃之宗旨

新購股權計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工並吸引到對本集團之企業發展具有價值之人力資源。

2. 可參與人士

根據購股權計劃條款、上市規則規定及在其規限下，董事局可全權決定供給購股權予任何合資格參與人士。

董事可不時因應參與人對本集團及投資實體之業務發展及增長所作出之貢獻而決定上述任何一類參與人是否符合獲授任何購股權資格之基準。

3. 發行之最高股份數目

(a) 按新購股權計劃及本公司之任何其他購股權計劃已授出全數尚有待行使之購股權獲行使而可發行之最高股份數目，合共不得超過本公司不時已發行股本之30%。

SHARE OPTION SCHEME

The Company has, in accordance with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), adopted the New Share Option Scheme, as approved by the Shareholders of the Company at the Annual General Meeting held on 18 August 2005.

A summary of the principal terms of the New Share Option Scheme is set out as below:

1. Purpose

The purpose of the New Share Option Scheme is to provide incentives or rewards to Participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and to attract human resources for the growth of the Group.

2. Who may join

On and subject to the terms of the New Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Participant as the Board may in its absolute discretion select.

The basis of eligibility of Participants to the grant of any Options shall be determined by the directors from time to time on the basis of their contribution to the development and growth of the Group.

3. Maximum number of Shares

(a) The maximum number of Shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time.

購股權計劃*(續)*

3. 發行之最高股份數目*(續)*

(b) 按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權(就此而言並不包括按照新購股權計劃及本公司之任何其他購股權計劃之條款已作廢之購股權)獲行使而可發行之股份總數，合共不得超過於普通決議案獲通過新購股權計劃之日已發行股份之10%(「一般計劃上限」)。

(c) 本公司可提請股東在股東大會上批准更新一般計劃上限及根據上市規則向股東發出有關通函，惟按新購股權計劃及本公司之任何其他購股權計劃將授出之全數購股權獲行使而可發行之股份總數，不得超過於該上限獲批准之日已發行股份之10%；而在計算該上限時，根據新購股權計劃及本公司之任何其他購股權計劃在此之前已授出之購股權(包括按照新購股權計劃及本公司之任何其他購股權計劃尚未行使、已註銷、已作廢或已行使之購股權)將不會計算在內。

(d) 本公司可根據上市規則向股東發出通函要求股東於股東大會上另行批准授出超過一般計劃上限或(如適用)上文(c)項所述上限之購股權予本公司在尋求上述批准前指定之承受者。

SHARE OPTION SCHEME *(continued)*

3. Maximum number of Shares *(continued)*

(b) The total number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the New Share Option Scheme (the "General Scheme Limit").

(c) The Company may refresh the General Scheme Limit from time to time by obtaining approval of the shareholders of the Company in general meeting and the issue of a circular in compliance with Listing Rules to the shareholders of the Company in connection therewith, provided that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company under the limit as "refreshed" must not exceed 10% of the Shares in issue as at the date of approval of the limit and for the purpose of calculating the limit as "refreshed", options previously granted under the New Share Option Scheme or any other share option scheme(s) of the Company (including those outstanding, cancelled, lapsed or exercised in accordance with the New Share Option Scheme and any other share option scheme of the Company) will not be counted.

(d) The Company may issue a circular in compliance with Listing Rules to the shareholders of the Company and seek separate approval by the shareholders of the Company in general meeting to grant Options beyond the General Scheme Limit or, if applicable, the limit referred to in (c) above to Grantees specifically identified by the Company before such approval is sought.

購股權計劃(續)

4. 各參與者可認購之最高股份數目

於任何十二個月期間內，按新購股權計劃及本公司之任何其他購股權計劃授予各參與者之購股權(包括已行使、已註銷及尚未行使之購股權)獲行使而已發行及可發行之股份總數，不得超過本公司當時已發行股本之1%(「個人上限」)。如要在計至另行授出購股權之日止期間(包括該日在內)之任何十二個月內再授予某位參與者超過其個人上限之購股權，必須根據上市規則向股東發出通函及於本公司之股東大會上獲股東批准，而該參與者及其聯繫人士須放棄投票權。

5. 授予關連人士購股權

(a) 根據新購股權計劃授出購股權予本公司之董事、首席行政人員或本公司之主要股東或彼等各自之任何聯繫人士(按「上市規則」之定義)，必須獲獨立非執行董事(不包括任何本身亦為購股權承受人之獨立非執行董事)批准。

(b) 倘若對已授予本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士(按「上市規則」之定義)之購股權條款作出之任何變動，或向某位主要股東或獨立非執行董事或彼等各自之任何聯繫人士授予購股權，將會導致計至獲授購股權之日止十二個月期間內(包括該日在內)按已授予及將授予該人士於新購股權計劃及本公司之任何其他購股權計劃之全數購股權(包括已行使、已註銷及尚未行使之購股權)獲行使而發行及將發行之股份：

(i) 總額佔已發行股份之0.1%以上；及

SHARE OPTION SCHEME *(continued)*

4. Maximum entitlement of each Participant

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option Scheme and any other share option scheme of the Company (including exercised, cancelled or outstanding options) to each Participant in any 12-month period shall not exceed 1% of the issued share capital of the Company at the time the Option is granted to the participant (the "Individual Limit"). Any further grant of options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant, shall be subject to the issue of a circular in compliance with Listing Rules to the shareholders of the Company and the shareholders approval in general meeting of the Company with such Participant and his associates abstaining from voting.

5. Grant of options to connected persons

(a) Any grant of Options under the New Share Option Scheme to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined in the Listing Rules) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Options).

(b) Where any grant of Options to a substantial shareholder or an independent non-executive Director, or any of their respective associates (as defined in the Listing Rules), would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the New Share Option Scheme and any other scheme(s) of the Company in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1% of the total number of Shares in issue; and

購股權計劃*(續)*

5. 授予關連人士購股權*(續)*

(b) *(續)*

(ii) 按每次授出購股權之日股份收市價計算之總值超過五百萬港元；

則上述再行授出購股權之事宜須獲股東批准，而本公司須向股東發出一份通函。本公司之所有關連人士須於股東大會上放棄有關決議投票權，惟任何此關連人士可於股東大會上對有關決議案投反對票，但必須在該通函內已表明上述意向。任何於股東大會上批准授出上述購股權之事宜均採用投票方式表決。

6. 購股權之接納

接納購股權時繳付10港元作為代價。倘本公司於授出購股權起計28日內收到由承受人填妥、簽署及送回之購股權接納文件雙聯本，並向本公司支付10.00港元作為接納購股權之代價，則該購股權將被視為已獲承受人所接納。

7. 行使時限

購股權可自授予該購股權日隨即按購股權計劃之條款而行使，屆滿期為授予購股權日起五年後之最後一日。

除非董事另行決定及向參與者提出授予購股權之時表明，否則概無期權行使之前必須持有之最短期限。

SHARE OPTION SCHEME *(continued)*

5. Grant of options to connected persons *(continued)*

(b) *(continued)*

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million;

such further grant of options must be approved by the shareholders of the Company. The Company must send a circular in compliance with Listing Rules to the shareholders of the Company. All connected persons of the Company must abstain from voting on the relevant resolution at such general meeting, except that any such connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such Options must be taken on a poll.

6. Payment on acceptance of Option offer

A consideration of HK$10 is payable on acceptance of the offer of grant of an Option. An offer for the grant of an Option shall be deemed to have been accepted when the duplicate letter of the offer is duly completed, signed and returned to the Company with payment of HK$10.00 as consideration within 28 days from the date of offer.

7. Exercise of an Option

An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during the five-year period commencing immediately from the date of grant and expiring on the last day of the five-year period.

Unless the Directors otherwise determined and are stated in the offer of grant of Options to a Participant, there are no minimum period for which an option must be held before it can be exercised.

購股權計劃*(續)*

8. 表現目標

除非董事另行決定及於向參與者提出授予購股權之時表明，否則參與者於行使按新購股權計劃獲授之購股權前毋須達致任何表現目標。

9. 股份認購價

新購股權計劃之股份認購價由董事決定並於提出授予時通知參與人，惟認購價不得低於下列三者中之最高者：

(a) 於提出授予購股權之日(該日須為交易日)聯交所每日報價表上註明之股份收市價；

(b) 於緊接提出授予購股權日期之前五個交易日內聯交所每日報價表上註明之股份收市價之平均數；及

(c) 股份面值。

10. 股份之地位

因行使購股權而配發之股份，須受本公司當時有效之公司細則一切規定所限制，並與於配發股份當日已發行之本公司繳足款股份享有同等權益，因此其持有人將有權獲得於股份配發之日或其後派付或作出之一切股息或其他分派，惟之前就早於股份配發日期之記錄日期而宣佈或建議或議決派付或作出之任何股息或其他分派則除外。

SHARE OPTION SCHEME *(continued)*

8. Performance target

Unless the Directors otherwise determined and are stated in the offer of grant of Options to a Participant, a Participant is not required to achieve any performance targets before any Options granted under the New Share Option Scheme can be exercised.

9. Subscription price for Shares

The Subscription Price under the New Share Option Scheme shall be a price determined by the directors and notified to a Participant at the time of the offer of grant, and shall not be lower than the highest of:

(a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a business day;

(b) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five business days immediately preceding the date of the offer of grant; and

(c) the nominal value of the Shares for the time being.

10. Ranking of Shares

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Company's Bye-Laws for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment.

購股權計劃*(續)*

11. 對授出購股權時間之限制

當發生可令股價波動之事件或作出可令股價波動之決定後，不得提出授予購股權，直至上述可令股價波動之資料已在報章上發佈為止。尤其於緊接(i)為批准本公司之中期或全年度業績而舉行董事會會議之日；及(ii)根據本公司與聯交所訂立之上市協議本公司須公佈中期或全年度業績之最後期限(兩者中以較早日期為準)之前一個月起至公佈業績之日止期間內。

12. 新購股權計劃之有效期

購股期權計劃之有效期由採納該計劃日期起計五年。新購股權計劃將於該日期成為無附帶條件，而不得據此再授出購股權，已授出之購股權將仍有效及可據該計劃條款獲得行使。

13. 新購股權計劃之有效期

根據股東週年大會股東批准採納新購股權計劃，新購股權計劃維持生效直至二零一零年八月十七日。

SHARE OPTION SCHEME *(continued)*

11. Restrictions on the time of grant of options

A grant of Options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, the Board shall not offer the grant of an Option to any Participant during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors for the approval of the Company's interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under its listing agreement with the Stock Exchange and ending on the date of the announcement of the results.

12. Period of the New Share Option Scheme

The New Share Option Scheme will be valid and effective for a period of 5 years commencing on the date on which the New Share Option Scheme become unconditional, after which no further Options will be issued, and thereafter for so long as there are outstanding any unexercised Options granted pursuant thereto and in order to give effect to the exercise of any such Options or otherwise as may be required in accordance with the provisions of the New Share Option Scheme.

13. The life of the New Share Option Scheme

The New Share Option Scheme will remain in force until 17 August 2010, subject to approval by shareholders to adopt the New Share Option Scheme at the annual general meeting.

台和商事控股有限公司
香港九龍觀塘成業街16號怡生工業中心G座11字樓
電話：852-2341 3351　電子郵址：852-2797 8275
網址：http://www.daiwahk.com　電子郵址：daiwa@daiwahk.com
股份代號：1037

DAIWA ASSOCIATE HOLDINGS LIMITED
11/F., Block G, East Sun Industrial Centre, 16 Shing Yip St., Kwun Tong, Kowloon, Hong Kong
Tel: 852-2341 3351　Fax: 852-2797 8275
Website: http://www.daiwahk.com　E-mail: daiwa@daiwahk.com
Stock Code: 1037